                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-45942
                                2,300,000 Shares

                         Caliper Technologies Corp.Logo

                                  Common Stock

                               ------------------

     The selling stockholders identified in this prospectus are selling 2,300,000 shares of common stock. We are not selling any shares of our common stock under this prospectus and we will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

     Our common stock is listed on The Nasdaq Stock Market's National Market under the symbol "CALP." On September 26, 2000, the last reported sale price for our common stock was $53.41 per share.

     The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell their shares in the section entitled "Plan of Distribution" on page 60.

     INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 7.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               The date of this prospectus is September 26, 2000.

                               ------------------

                               TABLE OF CONTENTS

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                                        PAGE
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
PROSPECTUS SUMMARY....................    3
RISK FACTORS..........................    7
SPECIAL NOTE REGARDING FORWARD-
  LOOKING STATEMENTS..................   14
USE OF PROCEEDS.......................   15
DIVIDEND POLICY.......................   15
PRICE RANGE OF COMMON STOCK...........   15
SELECTED FINANCIAL DATA...............   16
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................   18
BUSINESS..............................   24

                                        PAGE
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
MANAGEMENT............................   42
TRANSACTIONS WITH EXECUTIVE OFFICERS,
  DIRECTORS AND FIVE PERCENT
  STOCKHOLDERS........................   53
PRINCIPAL AND SELLING
  STOCKHOLDERS........................   55
DESCRIPTION OF CAPITAL STOCK..........   58
PLAN OF DISTRIBUTION..................   60
LEGAL MATTERS.........................   61
EXPERTS...............................   61
WHERE YOU CAN FIND MORE INFORMATION...   61
INDEX TO FINANCIAL STATEMENTS.........  F-1

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before buying shares in the offering. You should read the entire prospectus carefully.

                                    CALIPER

     We are a leader in lab-on-a-chip technologies, which enable experiments that ordinarily require laboratories full of equipment and people to be conducted on a chip small enough to fit in the palm of a child's hand. Each chip contains a network of microscopic channels through which fluids and chemicals are manipulated in order to perform experiments. We believe our LabChip systems have the potential to revolutionize experimentation in a wide range of industries by enabling individuals and organizations to perform laboratory experiments at a speed, cost and scale previously unattainable.

     We believe that we are the first company to sell and deliver lab-on-a-chip products to customers. During 1999, we introduced our first two LabChip systems:

     - Personal Laboratory System. In collaboration with Hewlett-Packard, we launched the Agilent 2100 Bioanalyzer system, our first personal laboratory system for use by individual laboratory researchers. Hewlett-Packard transferred our collaboration to its subsidiary, Agilent Technologies.

     - High Throughput System. High throughput systems rapidly conduct experiments using different chemicals in each experiment. Under our technology access program, we have sold and delivered initial versions of our high throughput systems for drug screening to Amgen, Hoffmann-La Roche, Eli Lilly and Millennium Pharmaceuticals.

     We develop, manufacture and sell our proprietary LabChip systems to pharmaceutical and other companies. The pharmaceutical, agriculture, clinical diagnostics and chemical industries rely on laboratory experimentation to obtain important information that can be used to discover and develop new products. These companies, however, still rely on manual, multi-step experiments that use tools such as test tubes, beakers and large pieces of equipment that utilize decades-old technology. These tools and processes are expensive and labor-intensive, rendering them inadequate to handle these companies' accelerating needs for greater research and development productivity.

     We believe that our LabChip systems represent a revolutionary advance in laboratory experimentation. Our LabChip systems have the potential to expand the capabilities and improve the productivity of individual researchers and, on an institutional level, enable pharmaceutical companies to perform the massive scale experimentation they need to advance the drug discovery process. As a result, our LabChip technology has the potential to reduce the time it takes to discover and commercialize new drugs.

     Our LabChip systems miniaturize, integrate and automate experimentation to an unprecedented degree. Because we have great flexibility in channel design and can exert split-second computer control over fluid flow, we have the ability to create chips for a multitude of experiments, or applications. We believe the key benefits of our LabChip systems are:

     - High Speed. Our LabChip systems accelerate experiments as much as 10-fold or more, depending on the application.

     - Reduced Reagent and Labor Cost. Our LabChip systems use only a small fraction of the normal amount of expensive reagents, as little as 1/100,000th in some cases, and also reduce labor involved in each experiment.

     - Expanded Individual Researcher Capability. Because our LabChip systems can collapse a multi-step, complex experiment into one step, individual researchers can perform experiments previously outside their areas of expertise.

     - Improved Data Accuracy. Our LabChip systems generally produce more accurate and consistent data by reducing human error and the variability caused by the use of multiple instruments.

     - Improved Enterprise-Wide Productivity. We believe our LabChip systems can improve data quality to the point where researchers can rely on data generated outside their laboratory or organization, thereby improving enterprise-wide productivity.

     Our objective is to be the leading lab-on-a-chip company. Key elements of our strategy to achieve this objective are as follows:

     - Focus on the pharmaceutical industry first

     - Rapidly build our installed customer base

     - Leverage our installed customer base by expanding the menu of chip applications

     - Generate recurring revenue from high-value chips

     - Build a substantial intellectual property estate

     - Maintain leadership in chip technology and manufacturing

     - Opportunistically penetrate new industries

     LabChip is a registered trademark of Caliper. We have applied for registration of the following trademarks: Caliper, the Caliper logo, the LabChip logo, LibraryCard and Sipper. This prospectus also includes trademarks of companies other than Caliper.

     Caliper was incorporated in Delaware on July 26, 1995. Our principal offices and manufacturing facilities are located at 605 Fairchild Drive, Mountain View, California 94043-2234, and our telephone number is (650) 623-0700. Our website is located at http://www.calipertech.com. Information contained on our website or links contained on our website is not a part of this prospectus.

                                  THE OFFERING

Common stock offered by selling stockholders............  2,300,000 shares
Common stock outstanding................................  23,537,704 shares
Use of proceeds.........................................  We will not receive any proceeds from the sale of common stock by the selling
                                                          stockholders
Nasdaq National Market symbol...........................  CALP

     The number of shares outstanding is based on the number of shares outstanding on August 31, 2000 and excludes:

     - 3,025,530 shares that may be issued upon exercise of options outstanding as of August 31, 2000 at a weighted average exercise price of $17.30 per share

     - 2,012,107 additional shares that we could issue under our stock option plans

     - 383,461 shares that we could issue under our employee stock purchase plan

     - 38,460 shares that may be issued upon exercise of warrants outstanding as of August 31, 2000 at a weighted average exercise price of $1.22 per share

                      ASSUMPTIONS USED IN THIS PROSPECTUS

     We entered into a collaboration agreement with Hewlett-Packard in May 1998 under which Hewlett-Packard agreed to manufacture, market and distribute some of our products, as we further describe in this prospectus. In November 1999, Hewlett-Packard transferred our collaboration to its subsidiary, Agilent Technologies. Where we refer to Agilent in this prospectus, we are referring to Hewlett-Packard prior to the transfer of this collaboration and Agilent following the transfer of this collaboration.

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                              PERIOD FROM
                               INCEPTION
                            (JULY 26, 1995)                                             SIX MONTHS ENDED
                                THROUGH              YEAR ENDED DECEMBER 31,                JUNE 30,
                             DECEMBER 31,     --------------------------------------   ------------------
                                 1995          1996      1997      1998       1999      1999       2000
                            ---------------   -------   -------   -------   --------   -------   --------
                              (UNAUDITED)                                                 (UNAUDITED)
STATEMENTS OF OPERATIONS
  DATA:
Revenue...................      $   --        $   132   $ 2,266   $ 8,155   $ 12,087   $ 5,445   $  8,069
Costs and expenses........         534          4,952     9,678    12,516     27,612    10,590     21,975
Operating loss............        (534)        (4,820)   (7,412)   (4,361)   (15,525)   (5,145)   (13,906)
Loss before change in
  accounting principle....        (536)        (4,710)   (6,281)   (2,975)   (14,373)   (4,556)   (11,248)
Cumulative effect of a
  change in accounting
  principle...............          --             --        --        --         --        --     (2,294)
Net loss..................        (536)        (4,710)   (6,281)   (2,975)   (14,373)   (4,556)   (13,542)
Accretion on redeemable
  convertible preferred
  stock...................          --           (262)   (1,470)   (2,174)    (2,328)   (1,214)        --
Net loss attributable to
  common stockholders.....      $ (536)       $(4,972)  $(7,751)  $(5,149)  $(16,701)  $(5,770)  $(13,542)
Net loss per common share,
  basic and diluted.......      $(1.71)       $ (3.90)  $ (4.38)  $ (2.39)  $  (4.56)  $ (2.21)  $  (0.65)
Shares used in computing
  net loss per common
  share, basic and
  diluted.................         313          1,274     1,768     2,157      3,663               20,933
Pro forma net loss per
  share, basic and
  diluted.................                                                  $  (0.92)            $  (0.65)
Shares used in computing
  pro forma net loss per
  share, basic and
  diluted.................                                                    15,578               20,933

                                                                  JUNE 30, 2000
                                                              ---------------------
                                                               ACTUAL     PRO FORMA
                                                              --------    ---------
                                                                   (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities............  $ 90,079    $194,459
Working capital.............................................    61,655     166,035
Total assets................................................   100,820     205,200
Long-term obligations, less current portion.................     4,722       4,722
Total stockholders' equity..................................    88,002     192,382

     Accretion on redeemable convertible preferred stock ceased upon conversion of all of the outstanding preferred stock to common stock at the closing of our initial public offering in December 1999.

     See Note 1 of notes to our financial statements for an explanation of the determination of the number of shares used in computing per share data.

     See Note 1 of notes to our financial statements for an explanation of the cumulative effect of a change in accounting principle related to revenue recognition.

     The pro forma balance sheet data reflects the receipt and application of the net proceeds from the 2,300,000 shares of common stock sold by us to the selling stockholders at a purchase price of $48.00 per share after deducting commissions and estimated expenses.

                                  RISK FACTORS

     You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. If any of the following risks actually occurs, we may not be able to conduct our business as currently planned and our financial condition and operating results could be seriously harmed. In addition, the trading price of our common stock could decline due to the occurrence of any of these risks, and you may lose all or part of your investment. See "Special Note Regarding Forward-Looking Statements."

RISKS RELATED TO OUR BUSINESS

OUR LABCHIP SYSTEMS MAY NOT ACHIEVE MARKET ACCEPTANCE, WHICH COULD CAUSE OUR REVENUE TO DECLINE.

     Our technologies are still in the early stages of development, and our LabChip systems incorporating these technologies have only recently been made commercially available. If our LabChip systems do not gain market acceptance, we will be unable to generate sales and our revenue will decline. The commercial success of our LabChip systems will depend upon market acceptance of the merits of our LabChip systems by pharmaceutical and biotechnology companies, academic research centers and other companies that rely upon laboratory experimentation. We have not yet demonstrated these benefits. Market acceptance will depend on many factors, including:

     - our ability to demonstrate the advantages and potential economic value of our LabChip systems over alternative well-established technologies and products

     - the extent of Agilent's efforts to market the Agilent 2100 Bioanalyzer

     - our ability to market our high throughput systems through our technology access program

     Because the products comprising our LabChip systems have been in operation for a limited period of time, their accuracy, reliability, ease of use and commercial value have not been fully established. If the initial Agilent 2100 Bioanalyzer customers or our initial technology access program customers do not approve of our initial LabChip systems because these systems fail to generate the quantities and quality of data they expect, are too difficult or costly to use, or are otherwise deficient, market acceptance of these LabChip systems would suffer and further sales may be limited. We cannot assure you that these customers' efforts to put our LabChip systems into use will continue or will be expeditious or effective. Potential customers for our high throughput systems may also wait for indications from our four initial technology access program customers that our high throughput systems work effectively and generate substantial benefits. Further, non-acceptance by the market of our initial LabChip systems could undermine not only those systems but subsequent LabChip systems as well.

WE EXPECT TO INCUR FUTURE OPERATING LOSSES AND MAY NOT ACHIEVE PROFITABILITY.

     We have experienced significant operating losses each year since our inception and expect to incur substantial additional operating losses for at least the next two years, primarily as a result of expected increases in expenses for manufacturing capabilities, research and product development costs and general and administrative costs. We may not achieve profitability. For example, we experienced net losses of approximately $6.3 million in 1997, $3.0 million in 1998, $14.4 million in 1999 and $13.5 million for the six months ended June 30, 2000. As of June 30, 2000, we had an accumulated deficit of approximately $48.7 million. Our losses have resulted principally from costs incurred in research and development and from general and administrative costs associated with our operations. These costs have exceeded our revenue and interest income which, to date, have been generated principally from collaborative research and development agreements, technology access fees, cash and investment balances and, to a lesser extent, product sales and government grants.

OUR OPERATING RESULTS FLUCTUATE SIGNIFICANTLY AND ANY FAILURE TO MEET FINANCIAL EXPECTATIONS MAY DISAPPOINT SECURITIES ANALYSTS OR INVESTORS AND RESULT IN A DECLINE IN OUR STOCK PRICE.

     Our quarterly operating results have fluctuated significantly in the past and we expect they will fluctuate in the future as a result of many factors, some of which are outside of our control. For example, our revenues have varied dramatically as a result of new customers joining our technology access program and product shipments. It is possible that in some future quarter or quarters, our operating results will be below the expectations of securities analysts or investors. In this event, the market price of our common stock may fall abruptly and significantly. Because our revenue and operating results are difficult to predict, we believe that period-to-period comparisons of our results of operations are not a good indication of our future performance.

     If revenue declines in a quarter, whether due to a delay in recognizing expected revenue or otherwise, our earnings will decline because many of our expenses are relatively fixed. In particular, research and development and general and administrative expenses and amortization of deferred stock compensation are not affected directly by variations in revenue.

WE ARE INVOLVED IN INTELLECTUAL PROPERTY LITIGATION WITH ACLARA BIOSCIENCES THAT MAY HURT OUR COMPETITIVE POSITION, MAY BE COSTLY TO US AND MAY PREVENT US FROM SELLING OUR PRODUCTS.

     Our suits against Aclara are costly to litigate and if we are not successful then we will not recover these costs. We have filed a suit against Aclara Biosciences, Inc. alleging that they misappropriated our trade secrets. We also filed suit against Aclara in January 2000 alleging Aclara is infringing certain patent rights licensed to us. Aclara has counterclaimed for a declaratory judgment that the patents in this suit are invalid, unenforceable and are not infringed by Aclara. We may not be successful in our lawsuits against them, in which case we will have incurred substantial litigation costs that we will not recover and our patents may be invalidated or interpreted narrowly.

     If we lose Aclara's suit against us it will hurt our competitive position, may be costly to us and may prevent us from selling our products. In addition, subsequent to the filing of our first suit, Aclara sued us claiming we are infringing one of its patents with our LabChip systems that use electrical charges to move fluids and chemicals through the channels of the chip. We have counterclaimed for a declaratory judgment of noninfringement, invalidity and unenforceability of all claims of the Aclara patent. On July 19, 2000, the federal judge in this action issued an order invalidating certain patent claims and interpreting the remaining asserted claims. If we lose this case, we will need to obtain from Aclara a license to this technology in order to continue to market our products that have been found to infringe Aclara's patent, which may include all products currently marketed by Agilent. This license could be expensive, or could require us to license to Aclara some of our technology which would result in a partial loss of our competitive advantage in the marketplace, each of which could seriously harm our ability to conduct our business, and hurt our financial condition and results of operations. We believe that we have meritorious defenses in this action. However, litigation is unpredictable and we may not prevail with any of these defenses. If Aclara is successful in its suit against us and is unwilling to grant us a license, we will be required to stop selling our products that are found to infringe Aclara's patent unless we can redesign them so they do not infringe Aclara's patent, which we may be unable to do. In addition, if we lose the patent suit, we could be required to pay Aclara damages, including treble damages, which could be substantial and seriously harm our financial position.

     This litigation will be expensive to us, may be protracted and our confidential information may be compromised. Whether or not we are successful in these lawsuits, we expect this litigation to consume substantial amounts of our financial and managerial resources. At any time Aclara may file additional claims against Caliper, or we may file additional claims against Aclara, which could increase the risk, expense and duration of the litigation. Either we or Aclara may appeal rulings in the current cases, extending the litigation. Further, because of the substantial amount of discovery required in connection with this type of litigation, there is a risk that some of our confidential information could be compromised by disclosure. For more information on our litigation with Aclara, see "Business -- Legal Proceedings."

PUBLIC ANNOUNCEMENTS OF LITIGATION EVENTS WITH ACLARA BIOSCIENCES MAY HURT OUR STOCK PRICE.

     During the course of our lawsuits with Aclara there may be public announcements of the results of hearings, motions, and other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could have a substantial negative effect on the trading price of our stock.

IF AGILENT DETERMINES THAT WE MAY BE VIOLATING A THIRD-PARTY PATENT, IT MAY TERMINATE SALES OF THE AGILENT 2100 BIOANALYZER, WHICH WILL DECREASE OUR REVENUE.

     Under our collaboration agreement with Agilent, Agilent may elect at any time to stop developing, manufacturing or distributing any product that it reasonably determines, on the advice of counsel, poses a substantial risk of infringing a third-party patent. For example, if we lose the Aclara litigation, or if any adverse developments occur during the course of this litigation, or if any other third-party claims that we are violating their patent, then Agilent may terminate marketing and selling of the Agilent 2100 Bioanalyzer system, which Agilent began marketing in September 1999, which will decrease our future revenue.

OUR PRODUCTS COULD INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, WHICH MAY CAUSE US TO ENGAGE IN COSTLY LITIGATION AND, IF WE ARE NOT SUCCESSFUL, COULD ALSO CAUSE US TO PAY SUBSTANTIAL DAMAGES AND PROHIBIT US FROM SELLING OUR PRODUCTS.

     Third parties may assert infringement or other intellectual property claims against us, such as in the Aclara litigation described above and under "Business -- Legal Proceedings." We may have to pay substantial damages, including treble damages, for past infringement if it is ultimately determined that our products infringe a third party's proprietary rights. Further, we may be prohibited from selling our products before we obtain a license, which, if available at all, may require us to pay substantial royalties. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management attention from other business concerns. We are aware of third-party patents that may relate to our technology or potential products. We have also been notified that third parties have attempted to provoke an interference with one issued U.S. patent that we have exclusively licensed to determine the priority of inventions. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our stock price to decline.

WE MAY NEED TO INITIATE LAWSUITS TO PROTECT OR ENFORCE OUR PATENTS, WHICH WOULD BE EXPENSIVE AND, IF WE LOSE, MAY CAUSE US TO LOSE SOME OF OUR INTELLECTUAL PROPERTY RIGHTS, WHICH WOULD REDUCE OUR ABILITY TO COMPETE IN THE MARKET.

     We rely on patents to protect a large part of our intellectual property and our competitive position. In order to protect or enforce our patent rights, we may initiate patent litigation against third parties, such as our patent infringement suit against Aclara described above and under "Business -- Legal Proceedings." These lawsuits could be expensive, take significant time, and could divert management's attention from other business concerns. They would put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. We may also provoke these third parties to assert claims against us. Patent law relating to the scope of claims in the technology fields in which we operate is still evolving and, consequently, patent positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these suits or that the damages or other remedies awarded, if any, will be commercially valuable. During the course of these suits, there may be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation. If securities analysts or investors perceive any of these results to be negative, it could cause our stock to decline.

THE RIGHTS WE RELY UPON TO PROTECT OUR INTELLECTUAL PROPERTY UNDERLYING OUR PRODUCTS MAY NOT BE ADEQUATE, WHICH COULD ENABLE THIRD PARTIES TO USE OUR TECHNOLOGY AND WOULD REDUCE OUR ABILITY TO COMPETE IN THE MARKET.

     In addition to patents, we rely on a combination of trade secrets, copyright and trademark laws, nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. Nevertheless, these measures may not be adequate to safeguard the technology underlying our products. If they do not protect our rights, third parties could use our technology, and our ability to compete in the market would be reduced. In addition, employees, consultants and others who participate in the development of our products may breach their agreements with us regarding our intellectual property, and we may not have adequate remedies for the breach. We also may not be able to effectively protect our intellectual property rights in some foreign countries. For a variety of reasons, we may decide not to file for patent, copyright or trademark protection outside of the United States. We also realize that our trade secrets may become known through other means not currently foreseen by us. Notwithstanding our efforts to protect our intellectual property, our competitors may independently develop similar or alternative technologies or products that are equal or superior to our technology and products without infringing on any of our intellectual property rights or design around our proprietary technologies. For further information on our intellectual property and the difficulties in protecting it, see
"Business -- Intellectual Property."

IF WE DO NOT SUCCESSFULLY INTRODUCE NEW PRODUCTS AND EXPAND THE RANGE OF APPLICATIONS FOR OUR LABCHIP SYSTEMS, WE MAY EXPERIENCE A DECLINE IN REVENUE OR SLOW REVENUE GROWTH AND MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY.

     We intend to develop LabChip systems with increasingly high throughput capabilities and develop a broad range of applications for our LabChip technology. If we are unable to do so, our LabChip systems may not become widely used and we may experience a decline in revenue or slow revenue growth and may not achieve or maintain profitability.

     In order for our high throughput systems to achieve the levels of throughput necessary to meet customers' demands, we need to develop and manufacture Sipper chips with more than four capillaries. Our current high throughput systems operate with Sipper chips with one and four capillaries, small glass tubes used to draw compounds into the chip. In order to achieve the levels of throughput that our customers desire, we may need to develop a LabChip system accommodating more than four capillaries, which we may not be able to do. If we cannot cost-effectively deliver chips with more than four capillaries, we may not be able to attract new customers to purchase our high throughput systems, which would seriously harm our future prospects. Further, our existing technology access program customers may decide not to renew their annual access subscriptions, which would seriously reduce our revenue.

     We must develop new applications for existing LabChip instruments, which we may not be able to do. The Agilent 2100 Bioanalyzer uses LabChip kits that we specifically design for each application. We currently have LabChip kits commercially available for only five applications relating to DNA, RNA and protein sizing and quantification. DNA and RNA are commonly used acronyms for chemicals that contain, or transmit, genetic information in living things. We currently are developing LabChip kits for other applications. If we are unable to develop LabChip kits for specific applications required by potential customers, those customers may not purchase the Agilent 2100 Bioanalyzer.

     We must also continue to develop applications for our high throughput systems. If we are not able to complete the development of these applications, or if we experience difficulties or delays, we may lose our current technology access program customers and may not be able to obtain new customers.

WE RELY HEAVILY ON AGILENT TO MANUFACTURE, MARKET AND DISTRIBUTE THE AGILENT 2100 BIOANALYZER. IF AGILENT FAILS TO PERFORM UNDER OUR AGREEMENT OR SUCCESSFULLY COMMERCIALIZE OUR COLLABORATIVE PRODUCTS, OUR REVENUE FROM THE AGILENT 2100 BIOANALYZER MAY NOT BE MATERIAL AND WE MAY LOSE THE DEVELOPMENT FUNDING WE CURRENTLY RECEIVE FROM AGILENT.

     Agilent manufactures, markets and distributes the Agilent 2100 Bioanalyzer under an agreement we entered into in May 1998. We also rely on Agilent for significant financial and technical contributions in the development of products covered by the agreement. Our ability to develop, manufacture and market these products successfully depends significantly on Agilent's performance under this agreement. Sales of new and innovative instrumentation such as the Agilent 2100 Bioanalyzer involve a long sales cycle, requiring customer training and demonstration periods. As a result, to date Agilent has sold a modest number of Agilent 2100 Bioanalyzers, but it is too early for us to predict peak market acceptance of this technology. If Agilent experiences manufacturing or distribution difficulties, does not actively market the Agilent 2100 Bioanalyzer, or does not otherwise perform under this agreement, our revenue from the Agilent 2100 Bioanalyzer may not be material. In addition, Agilent may terminate the agreement at their discretion at any time after May 2001. If Agilent terminates this agreement, we would need to obtain development funding from other sources, and we may be required to find one or more other collaborators for the development and commercialization of our products. Our inability to enter into agreements with commercialization partners or develop our own marketing, sales, and distribution capabilities would increase costs and impede the commercialization of our products.

AGILENT MAY COMPETE WITH US IF OUR COLLABORATION TERMINATES AFTER MAY 2003, WHICH COULD REDUCE THE POTENTIAL REVENUE FROM OUR INDEPENDENT PRODUCT SALES.

     Under the terms of our agreement with Agilent, if they, or we, terminate our agreement after May 2003, we will grant to Agilent a non-exclusive license to our LabChip technologies as then developed for use in the research products field. Consequently, there is the possibility that we may experience competition from Agilent after May 2003, which would reduce our ability to sell products independently or through other commercial partners. See
"Business -- Commercialization -- Strategic Alliance with Agilent" for a further description of the terms of our collaboration with Agilent.

WE HAVE LIMITED EXPERIENCE IN MANUFACTURING OUR PRODUCTS AND MAY ENCOUNTER MANUFACTURING PROBLEMS OR DELAYS, WHICH COULD RESULT IN LOST REVENUE.

     Although Agilent manufactures the Agilent 2100 Bioanalyzer, we manufacture the chips used in this instrument and also currently manufacture instruments and Sipper chips for our high throughput systems. We currently have limited manufacturing capacity for our LabChip system products and experience variability in manufacturing yields for chips. If we fail to deliver chips and high throughput screening products in a timely manner, our relationships with our customers could be seriously harmed, and revenue would decline. We currently have one manufacturing location in Mountain View, California. The actual number of chips we are able to sell or use depends in part upon the manufacturing yields for these chips. We have only recently begun to manufacture significant numbers of Sipper chips and are continuing to develop our manufacturing procedures for these chips. In order to offer Sipper chips with more than four capillaries for high throughput applications, we will need to continue to achieve consistently high yields in this process. We cannot assure you that manufacturing or quality problems will not arise as we attempt to scale-up our production of chips or that we can scale-up manufacturing in a timely manner or at commercially reasonable costs. If we are unable to consistently manufacture Sipper chips or chips for the Agilent 2100 Bioanalyzer on a timely basis because of these or other factors, our product sales will decline. We are currently manufacturing high throughput instruments in-house and in limited volumes. If demand for our high throughput instruments increases, we will either need to expand our in-house manufacturing capabilities or outsource to Agilent or other manufacturers.

IF A NATURAL DISASTER STRIKES OUR MANUFACTURING FACILITY WE WOULD BE UNABLE TO MANUFACTURE OUR PRODUCTS FOR A SUBSTANTIAL AMOUNT OF TIME AND WE WOULD EXPERIENCE LOST REVENUE.

     We rely on a single manufacturing location to produce our chips and high throughput systems, and have no alternative facilities. The facility and some pieces of manufacturing equipment are difficult to replace and could require substantial replacement lead-time. Our manufacturing facility may be affected by natural disasters such as earthquakes and floods. Earthquakes are of particular significance since the manufacturing facility is located in Mountain View, California, an earthquake-prone area. In the event our existing manufacturing facility or equipment is affected by man-made or natural disasters, we would be unable to manufacture products for sale, meet customer demands or sales projections. If our manufacturing operations were curtailed or ceased, it would seriously harm our business.

BECAUSE A SMALL NUMBER OF CUSTOMERS AND AGILENT HAVE ACCOUNTED FOR, AND ARE LIKELY TO CONTINUE TO ACCOUNT FOR, A SUBSTANTIAL PORTION OF OUR REVENUE, OUR REVENUE COULD DECLINE DUE TO THE LOSS OF ONE OF THESE CUSTOMERS OR THE TERMINATION OF OUR AGREEMENT WITH AGILENT.

     Historically we have had very few customers and one commercial partner, Agilent, from which we have derived the majority of our revenue and, if we were to lose any one of these, our revenue would decrease substantially. Agilent and four customers accounted for 93% of total revenue for the three months ended June 30, 2000. Agilent and three customers accounted for 87% of total revenue for the six months ended June 30, 2000. Agilent and two customers accounted for 88% of total revenue in 1999, and two customers and Agilent accounted for 97% of total revenue in 1998. We and Agilent introduced the Agilent 2100 Bioanalyzer system in September 1999 and have not yet derived significant revenue from the sale of this product on a commercial scale. Although we anticipate that the introduction of the Agilent 2100 Bioanalyzer system will expand our revenue base, we expect that we will continue to rely on our large customers and on Agilent for the majority of our revenue.

FAILURE TO RAISE ADDITIONAL CAPITAL OR GENERATE THE SIGNIFICANT CAPITAL NECESSARY TO EXPAND OUR OPERATIONS AND INVEST IN NEW PRODUCTS COULD REDUCE OUR ABILITY TO COMPETE AND RESULT IN LOWER REVENUE.

     We anticipate that our existing capital resources will enable us to maintain currently planned operations at least into the year 2002. However, we premise this expectation on our current operating plan, which may change as a result of many factors. Consequently, we may need additional funding sooner than anticipated. Our inability to raise capital would seriously harm our business and product development efforts. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in dilution to our stockholders.

     We currently have no credit facility or committed sources of capital other than an equipment lease line with $4.8 million unused and available as of June 30, 2000. To the extent operating and capital resources are insufficient to meet future requirements, we will have to raise additional funds to continue the development and commercialization of our technologies. These funds may not be available on favorable terms, or at all. If adequate funds are not available on attractive terms, we may be required to curtail operations significantly or to obtain funds by entering into financing, supply or collaboration agreements on unattractive terms.

WE DEPEND ON OUR KEY PERSONNEL, THE LOSS OF WHOM WOULD IMPAIR OUR ABILITY TO COMPETE.

     We are highly dependent on the principal members of our management and scientific staff. The loss of services of any of these persons could seriously harm our product development and commercialization efforts. In addition, research, product development and commercialization will require additional skilled personnel in areas such as chemistry and biology, software engineering and electronic engineering. Our business is located in Silicon Valley, California, where demand for personnel with these skills is extremely high and is likely to remain high. As a result, competition for and retention of personnel, particularly for employees with technical expertise, is intense and the turnover rate for these people is high. If we are unable to hire, train and retain a sufficient number of qualified employees, our ability to conduct and expand our business could be seriously reduced. The inability to retain and hire qualified personnel could also hinder the planned expansion of our business.

POTENTIAL ACQUISITIONS MAY HAVE UNEXPECTED CONSEQUENCES OR IMPOSE ADDITIONAL COSTS ON US.

     Our business is dependent upon growth in the market for microfluidic products and our ability to enhance our existing products and introduce new products on a timely basis. One of the ways we may address the need to develop new products is through acquisitions of complementary businesses and technologies. From time to time, we may consider and evaluate potential acquisitions or business combinations, which may include a possible merger or consolidation of our business with another entity. We may engage in discussions relating to these types of transactions in the future. Acquisitions involve numerous risks, including the following:

     - difficulties in integration of the operations, technologies, and products of the acquired companies

     - the risk of diverting management's attention from normal daily operations of the business

     - accounting consequences, including charges for in-process research and development expenses, resulting in variability in our quarterly earnings

     - potential difficulties in completing projects associated with purchased in-process research and development

     - risks of entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions

     - the potential loss of key employees of the acquired company

     - the assumption of unforeseen liabilities of the acquired company

     We cannot assure you that future acquisitions or business combinations in which we are involved, if any, will be successful and will not adversely affect our financial condition or results of operations. Failure to manage growth effectively and successfully integrate acquisitions we make could harm our business and operating results.

RISKS RELATED TO OWNING OUR COMMON STOCK

OUR STOCK PRICE IS EXTREMELY VOLATILE, AND YOU COULD LOSE A SUBSTANTIAL PORTION OF YOUR INVESTMENT.

     Our stock has been trading on the Nasdaq National Market only since mid-December 1999. We initially offered our common stock to the public at $16.00 per share. Since then our stock price has been extremely volatile and has ranged, through September 26, 2000, from a high of approximately $202.00 per share to a low of $22.50 per share. Our stock price may drop substantially following an investment in our common stock. We expect that our stock price will remain volatile as a result of a number of factors, including:

     - announcements by analysts regarding their assessment of Caliper and its prospects

     - announcements of events regarding our litigation with Aclara

     - announcements of our financial results, particularly if they differ from investors' expectations

     - general market volatility for technology stocks

CONCENTRATION OF OWNERSHIP AMONG OUR EXISTING EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS MAY PREVENT NEW INVESTORS FROM INFLUENCING SIGNIFICANT CORPORATE DECISIONS.

     As of August 31, 2000, our directors, entities affiliated with our directors, our executive officers and principal stockholders beneficially own, in the aggregate approximately 23.5% of our outstanding common stock. These stockholders as a group are able to substantially influence the management and affairs of Caliper and, if acting together, would be able to influence most matters requiring the approval by our stockholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets and any other significant corporate transaction. The concentration of ownership may also delay or prevent a change of control of Caliper at a premium price if these stockholders oppose it. See "Principal and Selling Stockholders" for details on our stock ownership.

PROVISIONS OF OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY INHIBIT A TAKEOVER, WHICH COULD LIMIT THE PRICE INVESTORS MIGHT BE WILLING TO PAY IN THE FUTURE FOR OUR COMMON STOCK.

     Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing an acquisition, merger in which we are not the surviving company or changes in our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of the outstanding voting stock, from consummating a merger or combination including us. These provisions could limit the price that investors might be willing to pay in the future for our common stock.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. We have attempted to identify forward-looking statements by terminology including "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should" or "will" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are not under any duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results, unless required by law.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of common stock by the selling stockholders.

                                DIVIDEND POLICY

     We have never paid any cash dividends on our capital stock. We currently anticipate that we will retain earnings to support operations and to finance the growth and development of our business and do not anticipate paying cash dividends for the foreseeable future.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded on the Nasdaq National Market under the symbol "CALP." Public trading of our common stock commenced on December 15, 1999. The following table shows, for the periods indicated, the high and low per share sales prices of our common stock as reported by the Nasdaq National Market.

                       QUARTER ENDED                             HIGH       LOW
                       -------------                            -------    ------
December 31, 1999...........................................    $ 73.00    $27.81
March 31, 2000..............................................    $202.00    $47.00
June 30, 2000...............................................    $ 79.69    $22.50
September 30, 2000 (through September 26, 2000).............    $ 68.50    $40.00

     On September 26, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $53.41 per share. As of August 31, 2000, there were approximately 216 stockholders of record of our common stock.

                            SELECTED FINANCIAL DATA

     The statements of operations data for each of the years ended December 31, 1997, 1998 and 1999, and the balance sheet data as of December 31, 1998 and 1999, have been derived from our audited financial statements included elsewhere in this prospectus which have been audited by Ernst & Young LLP, independent auditors. The statements of operations data for the year ended December 31, 1996 and the balance sheet data as of December 31, 1996 and 1997 have been derived from our audited financial statements not included in this prospectus. The statement of operations data for the six months ended June 30, 1999 and 2000, and the balance sheet data as of June 30, 2000 have been derived from our unaudited financial statements included elsewhere in this prospectus. The statements of operations data for the period from inception (July 26, 1995) through December 31, 1995 and the balance sheet data at December 31, 1995 have been derived from our unaudited financial statements not included in this prospectus. Our historical results are not necessarily indicative of results to be expected for any future period. The data presented below have been derived from financial statements that have been prepared in accordance with generally accepted accounting principles and should be read with our financial statements, including the notes, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                   PERIOD FROM
                                                    INCEPTION
                                                 (JULY 26, 1995)                 YEAR ENDED                  SIX MONTHS ENDED
                                                     THROUGH                    DECEMBER 31,                     JUNE 30,
                                                  DECEMBER 31,     --------------------------------------   ------------------
                                                      1995          1996      1997      1998       1999      1999       2000
                                                 ---------------   -------   -------   -------   --------   -------   --------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Revenue........................................      $   --        $   132   $ 2,266   $ 8,155   $ 12,087   $ 5,445   $  8,069
Costs and expenses:
  Research and development.....................         406          2,734     7,200     9,584     18,415     7,442     14,496
  General and administrative...................         128          1,240     2,478     2,932      5,312     2,087      4,836
  Amortization of deferred stock
    compensation(1)............................          --             --        --        --      3,885     1,061      2,643
  Acquired in-process research and
    development................................          --            978        --        --         --        --         --
                                                     ------        -------   -------   -------   --------   -------   --------
Total costs and expenses.......................         534          4,952     9,678    12,516     27,612    10,590     21,975
                                                     ------        -------   -------   -------   --------   -------   --------
Operating loss.................................        (534)        (4,820)   (7,412)   (4,361)   (15,525)   (5,145)   (13,906)
Interest income (expense), net.................          (2)           110     1,131     1,386      1,152       589      2,658
                                                     ------        -------   -------   -------   --------   -------   --------
Loss before change in accounting principle.....        (536)        (4,710)   (6,281)   (2,975)   (14,373)   (4,556)   (11,248)
Cumulative effect of a change in accounting
  principle....................................          --             --        --        --         --        --     (2,294)
                                                     ------        -------   -------   -------   --------   -------   --------
Net loss.......................................        (536)        (4,710)   (6,281)   (2,975)   (14,373)   (4,556)   (13,542)
Accretion on redeemable convertible preferred
  stock........................................          --           (262)   (1,470)   (2,174)    (2,328)   (1,214)        --
                                                     ------        -------   -------   -------   --------   -------   --------
Net loss attributable to common stockholders...      $ (536)       $(4,972)  $(7,751)  $(5,149)  $(16,701)  $(5,770)  $(13,542)
                                                     ======        =======   =======   =======   ========   =======   ========
Net loss per common share, basic and diluted...      $(1.71)       $ (3.90)  $ (4.38)  $ (2.39)  $  (4.56)  $ (2.21)  $  (0.65)
                                                     ======        =======   =======   =======   ========   =======   ========
Shares used in computing net loss per common
  share, basic and diluted.....................         313          1,274     1,768     2,157      3,663               20,933
Pro forma net loss per share, basic and
  diluted......................................                                                  $  (0.92)            $  (0.65)
                                                                                                 ========             ========
Shares used in computing pro forma net loss per
  share, basic and diluted.....................                                                    15,578               20,933

                                                                           DECEMBER 31,
                                                    -----------------------------------------------------------    JUNE 30,
                                                       1995        1996       1997       1998         1999           2000
                                                    -----------   -------   --------   --------   -------------   -----------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and marketable
  securities......................................     $  40      $12,450   $ 26,549   $ 31,052     $100,216        $90,079
Working capital...................................        74       11,783     24,679     21,604       68,310         61,655
Total assets......................................        83       13,112     29,107     35,730      108,847        100,820
Long-term obligations, less current portion.......        --          417      1,430      2,008        3,906          4,722
Redeemable convertible preferred stock............        --       16,913     38,283     48,716           --             --
Total stockholders' equity (deficit)..............      (536)      (4,986)   (12,665)   (17,654)      97,863         88,002

     Accretion on redeemable convertible preferred stock ceased upon conversion of all of the outstanding preferred stock to common stock at the close of our initial public offering in December 1999.

     The financial data as of December 31, 1996 and for the year then ended reflects the acquisition of ChemCore Corporation in February 1996. This acquisition was accounted for as a purchase.

     See Note 1 of notes to our financial statements for an explanation of the determination of the number of shares used in computing per share data.

     See Note 1 of notes to our financial statements for an explanation of the cumulative effect of a change in accounting principle related to revenue recognition.

                                                                                SIX MONTHS ENDED
                                                                 YEAR ENDED         JUNE 30,
                                                                DECEMBER 31,    ----------------
                                                                    1999         1999      2000
                                                                ------------    ------    ------

(1) Amortization of deferred stock compensation related to
    the following:
     Research and development...............................       $1,094       $  185    $  936
     General and administrative.............................        2,791          876     1,707
                                                                   ------       ------    ------
     Total..................................................       $3,885       $1,061    $2,643
                                                                   ======       ======    ======

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read with "Selected Financial Data" and our financial statements and notes included elsewhere in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include those discussed in "Risk Factors," as well as those discussed elsewhere. See "Risk Factors" and "Special Note Regarding Forward-Looking Statements."

OVERVIEW

     We are a leader in lab-on-a-chip technologies that miniaturize, integrate and automate many laboratory processes. We develop, manufacture and sell our proprietary LabChip systems to pharmaceutical and other companies. We believe our LabChip systems have the potential to assemble the power and reduce the scale of entire laboratories full of equipment and people. From inception in July 1995 through June 2000, our operating activities were primarily devoted to research, development and commercialization of technologies involving the manipulation of very small amounts of fluid, which are referred to as "microfluidic technologies," and first-generation products such as the Agilent 2100 Bioanalyzer, LabChip kits and our high throughput system, recruiting personnel, business development, raising capital and acquiring assets. In 1999, we recognized revenue from our first product sales when we sold initial versions of our high throughput system for drug screening to our three technology access program customers. In addition, in September 1999, Agilent, our commercial partner, introduced our first LabChip system for use by individual researchers. In March 2000, we recognized revenue from our first multi-capillary Sipper chip system and Millennium Pharmaceuticals joined our technology access program, becoming our fourth technology access program customer. In May 2000, we introduced the DNA 500 LabChip kit for the automated analysis of DNA fragments to determine their size and concentration. In August 2000, we introduced the Protein 200 LabChip kit for the automated sizing and analysis of protein samples.

     Since our inception, we have incurred significant losses and, as of June 30, 2000, we had an accumulated deficit of $48.7 million. Our losses have resulted principally from costs incurred in research and development, manufacturing scale-up, and from general and administrative costs associated with our operations. We expect to continue to incur substantial research and development, manufacturing scale-up, and general and administrative costs. As a result, we will need to generate significantly higher revenue to achieve profitability.

     Our revenue has been derived principally from contract revenue earned under our collaboration agreement with Agilent and from our technology access program customers. To a lesser extent, we have derived revenue from the sale of products and government grants. Although we are developing and plan to introduce future products, we cannot assure you that we will be successful in these efforts. To date, we have generated a substantial portion of our revenue from a limited number of sources. Four of our technology access program partners, Amgen, Eli Lilly, Millennium, and Roche and our commercial partner, Agilent, each accounted for in excess of 10% of our revenue in the three months ended June 30, 2000. Agilent alone accounted for 40% of our revenue in this period, and the four technology access program customers collectively accounted for 53% of our revenue in this period. During the quarter ended June 30, 1999, Agilent accounted for 52% of our revenue and a technology access program customer accounted for 32% of our revenue.

     Under our agreement, Agilent funds our research and development expenditures related to the collaboration, reimburses us for our costs of supplying chips and reagents to Agilent and pays us a share of the gross margin earned on all components of LabChip systems they sell. Revenue from development and support activities under our collaboration agreement is recorded in the period in which the costs are incurred. Direct costs associated with this contract are reported as research and development expense.

Revenue related to the reimbursement of costs for the supply of chips and reagents to Agilent is recognized upon shipment. Our share of gross margin on components of the LabChip system sold by Agilent is recognized as revenue upon shipment to the end user. Agilent only began in late 1999 the marketing and sales efforts for the Agilent 2100 Bioanalyzer. Sales of new and innovative instrumentation such as the Agilent 2100 Bioanalyzer involve a long sales cycle, requiring customer training and demonstration periods. As a result, to date Agilent has sold a modest number of Agilent 2100 Bioanalyzers, and it is too early for us to predict market acceptance of this technology.

     Under our technology access program agreements, we recognize as revenue non-refundable license subscription fees over the term of the subscription, product sales upon the transfer of title to the customer, and development and support fees in the period in which the costs are incurred. Subscription fees and development and support fees may be received annually or quarterly in advance depending upon the terms of the agreement. Payments received in advance under all of these agreements are recorded as deferred revenue until earned. We have evaluated the applicability of SAB 101 to our existing technology access program agreements. We have concluded that the approach described in SAB 101 is preferable and have changed our method of accounting effective January 1, 2000 to recognize such fees over the term of the related agreement. The cumulative effect of this change in accounting principle is approximately $2.3 million as of January 1, 2000 and has been recognized as a charge in the quarter ended March 31, 2000. The cumulative effect is recorded as deferred revenue and will be recognized as revenue over the remaining contractual terms of the technology access program agreements. As of June 30, 2000, a total of $3.2 million of revenue was deferred. We expect to recognize this deferred revenue through the third quarter of year 2002.

RESULTS OF OPERATIONS

  Six Months Ended June 30, 2000 and 1999

     Revenue. Revenue was $8.1 million for the six months ended June 30, 2000, compared to $5.4 million for the six months ended June 30, 1999. The increase of $2.7 million during the six months ended June 30, 2000 compared to the same period in 1999 resulted from increased revenue generated under our technology access program, including $900,000 attributed to up-front fees received in prior years which were ratably recorded as revenue during the six months ended June 30, 2000, as prescribed by SAB 101.

     Research and Development Expenses. Research and development expenses consist primarily of salaries and related personnel costs, fees paid to consultants and outside service providers for chip development, material costs for prototype and test units, legal expenses resulting from intellectual property prosecution and litigation, and other expenses related to the design, development, testing, and enhancement of our products. We expense our research and development costs as they are incurred. Research and development expenses were $14.5 million for the six months ended June 30, 2000, compared to $7.4 million for the six months ended June 30, 1999. The increase of $7.1 million during the six months ended June 30, 2000 compared to the same period in 1999 resulted from $3.1 million related to growth in personnel and services to support our technology access program, partner collaboration and product launches, $2.6 million for costs related to intellectual property matters and the remainder for supplies required to assemble, build and test prototype LabChip systems along with expansion in our operating activities. We expect research and development spending to continue to rise and increase in proportion to our revenue growth over the next several years as we expand our research and product development efforts.

     General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related expenses for executive, finance and other administrative personnel, recruiting expenses, professional fees, and other corporate expenses including business development and general legal activities. General and administrative expenses were $4.8 million for the six months ended June 30, 2000, compared to $2.1 million for the six months ended June 30, 1999. The increase of $2.7 million during the six months ended June 30, 2000 compared to the same period in 1999 resulted from $1.8 million related to employment costs for general and administrative personnel, $655,000 related to costs associated with being a public company and the remaining balance due to overall expansion in our operations. We expect general and administrative expenses to continue to increase over the next several years to support our growing business activities, the commercialization of our products, and costs associated with operating a public company.

     Amortization of Deferred Stock Compensation. Deferred stock compensation represents the difference between the deemed fair value of our common stock for accounting purposes and the exercise price of stock options at the date of grant. During 1998 and 1999, we recorded deferred stock compensation totaling $13.2 million. This amount is being amortized over the respective vesting periods of the individual stock options using the graded vesting method. We recorded amortization of deferred compensation of $2.6 million for the six months ended June 30, 2000. We expect to record amortization expense for deferred compensation as follows: $1.9 million for the remainder of 2000, $2.5 million during 2001, $1.4 million during 2002, $670,000 during 2003 and $122,000 during 2004. The amount of deferred compensation expense to be recorded in future periods may decrease if unvested options for which deferred compensation has been recorded are subsequently canceled.

     Interest Income, Net. Net interest income consists of income from our cash and investments offset by expenses related to our financing obligations. Net interest income was $2.7 million for the six months ended June 30, 2000, compared to $589,000 for the six months ended June 30, 1999. This increase was due to higher cash and investment balances as a result of $75.9 million net proceeds raised in our December 1999 initial public offering, partially offset by increased interest charges from higher financing obligation balances.

  Years Ended December 31, 1999 and 1998

     Revenue. Revenue increased to $12.1 million in 1999 from $8.2 million in 1998. Of the $3.9 million increase, $2.8 million was derived from our collaboration with Agilent, which began in May 1998, and $709,000 was derived from our grant from the Advanced Technology Program of the National Institute of Standards and Technology, which began in January 1999. This grant is for $2 million in aggregate and will continue until December 2001. The remaining increase was derived from our technology access program customers.

     Research and Development Expenses. Research and development expenses consist primarily of salaries and related personnel costs, fees paid to consultants and outside service providers for chip development, material costs for prototype and test units, legal expenses resulting from intellectual property prosecution and litigation, and other expenses related to the design, development, testing, and enhancement of our products. We expense our research and development costs as they are incurred. Research and development expenses increased to $18.4 million during 1999 from $9.6 million in 1998. The increase of $8.8 million was attributable to continued growth of research and development activities, including $3.7 million related to increased personnel and services to support our technology access program and initial product launches, $1.9 million for costs related to intellectual property protection, $1.8 million related to higher operating expenses as a result of our move to a larger facility in January 1999, $1.0 million for supplies required to assemble, build and test prototype LabChip systems and the remainder due to expansion in operating activities. We expect research and development spending to increase significantly over the next several years as we expand our research and product development efforts.

     General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related expenses for executive, finance and other administrative personnel, recruiting expenses, professional fees, and other corporate expenses including business development and general legal activities. General and administrative expenses increased to $5.3 million during 1999 from $2.9 million in 1998. The increase of $2.4 million was due to $1.7 million related to compensation for general and administrative personnel, $425,000 related to higher operating expenses as a result of our move to a larger facility in January 1999, and $349,000 related to recruiting and relocation of key personnel. We expect general and administrative expenses to continue to increase over the next several years to support our growing business activities, the commercialization of our products, and due to the costs associated with operating a public company.

     Amortization of Deferred Stock Compensation. Deferred stock compensation represents the difference between the deemed fair value of our common stock for accounting purposes and the exercise price of options at the date of grant. During 1998 and 1999, we recorded deferred stock compensation totaling $13.2 million. This amount is being amortized over the respective vesting periods of the individual stock options using the graded vesting method. We recorded amortization of deferred compensation of $3.9 million for 1999. We expect to record amortization expense for deferred compensation as follows: $4.6 million during 2000, $2.5 million during 2001, $1.4 million during 2002, $670,000 during 2003 and $122,000 during 2004. The amount of deferred compensation expense to be recorded in future periods may decrease if unvested options for which deferred compensation has been recorded are subsequently canceled.

     Interest Income (Expense), Net. Net interest income consists of income from our cash and investments offset by expenses related to our financing obligations. Net interest income decreased to $1.2 million in 1999 from net interest income of $1.4 million in 1998. This decrease resulted from higher financing obligation balances.

     Income Taxes. As of December 31, 1999, we had federal and California net operating loss carryforwards of approximately $20.2 million and $1.4 million. We also had federal and California research and other development tax credit carryforwards of approximately $900,000 and $500,000. The net operating loss and credit carryforwards will expire at various dates beginning on 2000 through 2019, if not utilized. Utilization of the net operating losses and credits may be substantially limited due to the change in ownership provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

     As of December 31, 1999 and 1998, we had deferred tax assets of approximately $10.5 million and $6.3 million. The net deferred tax asset has been fully offset by a valuation allowance. The net valuation allowance increased by $4.2 million during the year ended December 31, 1999. Deferred tax assets relate primarily to net operating loss carryforwards, research credit carryforwards, and capitalized research and development costs.

  Years Ended December 31, 1998 and 1997

     Revenue. Revenue increased to $8.2 million in 1998 from $2.3 million in 1997. Of the $5.9 million increase, $3.2 million was due to revenue received through the collaboration agreement with Agilent entered into in May 1998, and $2.6 million was due to revenue received through technology access program agreements with Hoffmann-La Roche and Amgen, which we entered into at the end of 1998.

     Research and Development Expenses. Our research and development expenses increased to $9.6 million in 1998 from $7.2 million in 1997. The increase of $2.4 million was due to $1.4 million related to compensation for additional scientific personnel, $503,000 due to supplies required to assemble, build and test prototypes of LabChip systems, $357,000 for costs related to intellectual property protection and the remaining balance due to expansion in our operating activities.

     General and Administrative Expenses. General and administrative expenses increased to $2.9 million in 1998 from $2.5 million in 1997. The increase was due to hiring of additional personnel to support our growing business activities.

     Interest Income (Expense), Net. Net interest income increased to $1.4 million in 1998 from $1.1 million in 1997. This increase was due to increases in cash and investment balances as a result of our equity financing in May 1998.

LIQUIDITY AND CAPITAL RESOURCES

     We have financed our operations from inception primarily through equity sales, contract and milestone payments to us under our collaboration and technology access program agreements, and equipment financing arrangements. As of June 30, 2000, we had received net proceeds of $120.4 million from issuances of common and preferred stock which includes $75.9 million raised from our initial public offering in December 1999. In addition, from inception through June 30, 2000 we had received

$30.4 million from collaborations, technology access program customers and government grants and had financed equipment purchases and leasehold improvements totaling approximately $8.3 million. We have used leases and loans to finance capital expenditures. As of June 30, 2000, we had $5.4 million in capitalized lease obligations. These obligations are secured by the equipment financed, bear interest at a weighted-average fixed rate of approximately 10.9%, and are due in monthly installments through June 2004. Under the terms of one equipment financing agreement, the financed equipment may be purchased by us at a fair value at the end of the financing term. Other equipment financing agreements require a balloon payment at the end of each loan term.

     As of June 30, 2000, cash, cash equivalents and marketable securities were $90.1 million compared to $100.2 million at December 31, 1999. We used $10.1 million for operations for the six months ended June 30, 2000 as compared to $2.9 for the comparable period in 1999. This consisted of the net loss of $13.5 million and working capital changes of $2.9 million offset by non-cash charges of $6.3 million related to a change in accounting principle, amortization of deferred stock compensation, stock options issued to non-employees and depreciation and amortization expense. In August 2000, we raised approximately $104.9 million from the sale of 2,300,000 shares of common stock in a private placement.

     Net cash used in investing activities was $10.1 million for the six months ended June 30, 2000 as compared to $791,000 for the comparable period in 1999. Net cash used in investing consists primarily of purchases of available-for-sale investments offset by proceeds from sales and maturities of available-for-sale investments, as well as capital expenditures.

     We received $988,000 from financing activities for the six months ended June 30, 2000 as compared to $1.7 million for the comparable period in 1999. Net proceeds from financing activities consisted principally of $1.1 million from equipment financing and $720,000 from common stock issuances primarily from the employee stock purchase plan offset in part by repayments of equipment financing arrangements of $805,000.

     In May 2000 we entered into a $5.0 million financing arrangement for the purchase of property and equipment. As of May 2000, we drew down the remaining $855,000 balance of equipment financing credit line which existed as of December 31, 1999 at a weighted-average interest rate of 12.9% and financed an additional $217,000 of property and equipment purchases under the new line at a weighted-average interest rate of 13.3%. As of June 30, 2000, we had $5.4 million in capitalized lease obligations outstanding compared to $5.1 million at December 31, 1999. See Note 6 of notes to our financial statements.

     Our capital requirements depend on numerous factors, including market acceptance of our products, the resources we devote to developing and supporting our products, and other factors. We expect to devote substantial capital resources to continue our research and development efforts, to expand our support and product development activities, and for other general corporate activities. We believe that our current cash balances, together with the net proceeds of this offering and revenue to be derived from our collaboration with Agilent and our technology access program agreements will be sufficient to fund our operations at least through the year 2001. During or after this period, if cash generated by operations is insufficient to satisfy our liquidity requirements, we may need to sell additional equity or debt securities or obtain additional credit arrangements. Additional financing may not be available on terms acceptable to us or at all. The sale of additional equity or convertible debt securities may result in additional dilution to our stockholders.

IMPACT OF INFLATION

     The effect of inflation and changing prices on our operations was not significant during the periods presented.

RECENT ACCOUNTING PRONOUNCEMENTS

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 -- Revenue Recognition in Financial Statements, or SAB 101, which, among other things, describes the SEC

Staff's position on the recognition of certain nonrefundable upfront fees received in connection with research collaborations. Effective January 1, 2000, we changed our method of accounting for non-refundable license fees to recognize such fees ratably over the term of the committed related technology access program agreement. We believe the change in accounting principle is preferable based on guidance provided by SAB 101. The $2.3 million cumulative effect of the change in accounting principle was reported as a charge in the period ended June 30, 2000. The cumulative effect was initially recorded as deferred revenue and is being recognized as revenue over the remaining contractual terms of the technology access program agreements.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133, as amended, establishes methods for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. We are required to adopt SFAS No. 133 effective January 1, 2001. Because we do not currently hold any derivative instruments and do not engage in hedging activities, we do not currently believe that the adoption of SFAS No. 133, as amended, will have a significant impact on our financial position, results of operations or cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. Declines of interest rates over time will reduce our interest income from our investments. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities.

     The table below presents our investment portfolio by expected maturity and related weighted average interest rates at June 30, 2000 (in thousands):

                                                                                        FAIR
                                             2000       2001       2002      TOTAL      VALUE
                                            -------    -------    ------    -------    -------
Money market fund.........................  $25,492         --        --    $25,492    $25,492
Average interest rate.....................     6.49%        --        --       6.49%
Available for sale marketable
  securities..............................  $14,512    $48,696    $1,585    $64,793    $64,587
Average interest rate.....................     6.25%      6.57%     7.60%      6.53%
Total securities..........................  $40,004    $48,696    $1,585    $90,285    $90,079
Average interest rate.....................     6.41%      6.57%     7.60%      6.52%

     Our equipment financings, amounting to $5.4 million as of June 30, 2000, are all at fixed rates and therefore, have minimal exposure to changes in interest rates.

     We have operated primarily in the United States and all sales to date have been made in U.S. dollars. Accordingly, we have not had any material exposure to foreign currency rate fluctuations.

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

                                    BUSINESS

OVERVIEW

     We are a leader in lab-on-a-chip technologies. We believe our LabChip systems can assemble the power and reduce the size of entire laboratories full of equipment and people. Our LabChip systems miniaturize, integrate and automate many laboratory processes, and put them on a chip that can fit in the palm of a child's hand. Each chip contains a network of microscopic channels through which fluids and chemicals are moved, using electricity or pressure, in order to perform experiments. The chips are the key components of our LabChip systems, which also include reagents as well as instruments and software that together control and read the chips. We believe our LabChip systems have the potential to revolutionize experimentation in a wide range of industries by enabling individuals and organizations to perform laboratory experiments at a speed, cost and scale previously unattainable. Our initial commercialization focus is the pharmaceutical industry, where there is an urgent need to improve the efficiency and reduce the cost of drug discovery and development. Future target industries potentially include agriculture, clinical diagnostics, chemicals and consumer products. We believe that we are the first company to sell and deliver lab-on-a-chip products to customers. During 1999 we introduced our first two LabChip systems, a personal laboratory system and a high throughput system.

INDUSTRY BACKGROUND

  Laboratory Technology

     The pharmaceutical, agriculture, clinical diagnostics and chemical industries rely on laboratory experimentation to obtain important information that can be used to discover and develop new products. Despite the critical value of laboratory results to these industries, improvements to the basic processes and tools used in laboratory experiments have only been incremental and have not kept pace with technological advances in other industries, including electronics and computing. Laboratory work still relies on manual steps and tools, such as test tubes and beakers, and large pieces of equipment that utilize technology that is decades old. These tools and processes are expensive, labor-intensive and often imprecise, presenting significant productivity and efficiency challenges for these industries.

     New processes and tools are needed to enable individual researchers and organizations to work more productively and efficiently. This need has been recognized and some improvements have been made. In an attempt to increase speed and reduce costs in many laboratory experiments, researchers have replaced test tubes with plastic plates having 96 small reservoirs, or "wells," to facilitate parallel experimentation. Further attempts to reduce costs have led researchers to replace the 96-well plate with 384- and 1536-well plates in which reactions can be performed in volumes that are 10 to 100-fold smaller. To enhance efficiency, some suppliers have integrated multiple pieces of equipment into one large piece of equipment. Organizations that perform high value, high volume experimentation have attempted to automate processes by using liquid-handling robotics to improve the quality and quantity of data achieved in centralized testing. While these and other advances have helped researchers to work faster and more efficiently, they still represent only incremental, not revolutionary, improvements because they continue to rely on time-consuming, imprecise and labor-intensive processes that can create bottlenecks throughout the entire experimental process.

  A Need for Better Laboratory Technology in the Pharmaceutical Industry

     Pharmaceutical companies have realized that to stay competitive and meet their goals for growth they will have to increase significantly the number of new drugs they introduce each year. To achieve this, pharmaceutical companies have found that they will have to engage in experimentation on a massive scale. Pharmaceutical companies' investments in the comprehensive study of genetic material, or "genomics," and novel methods of producing large numbers of new chemical compounds, or "combinatorial chemistry," are examples of this decision. These activities are generating a wealth of potential targets and new compounds to be tested and offer the opportunity to discover many new drugs. However, they also create a technological quandary: how to perform significantly more experiments, in less time, without unacceptable increases in research and development spending. We believe that recent incremental advances in laboratory technology are not enough to enable pharmaceutical companies to achieve their growth targets. New technologies are needed to improve the volume and quality of information generated in each stage of the drug discovery process, while simultaneously reducing the cost of experimentation.

                     THE STAGES OF PHARMACEUTICAL DISCOVERY

Target identification involves acquiring knowledge about the role a particular molecule, usually a protein, plays in the body in order to determine whether it might be a good target for further investigation. Today, this activity is most often initiated with genomics studies, in particular by DNA sequencing, RNA analysis and genetic mapping.

Target validation is the demonstration that affecting the function of a particular target has a positive effect on the course of a disease. Target validation employs a variety of methods including RNA analysis, protein analysis and cell biology.

Primary screening involves the large-scale testing of collections of chemical compounds, or libraries, against validated targets. The goal is to find "hits," or individual members of the compound library that bind to, inhibit, or activate a particular target. These libraries are tested in high throughput experiments. The major pharmaceutical companies are moving towards screening up to 100 targets annually with libraries of up to one million compounds.

Lead optimization is a term that describes the process of sorting through the compounds that emerge from the primary screen and conducting successive rounds of chemical alterations and biological tests to find compounds likely to have appropriate drug properties. Like target validation, lead optimization involves a variety of methods, including protein analysis, cell biology, chemical synthesis, as well as high throughput experiments. This stage also involves the testing of compounds for therapeutic activity in animal models of disease.

Preclinical development involves testing of compounds to assure that they are safe, have appropriate distribution throughout the body and are appropriately metabolized. Formulation tests to ensure convenient delivery to patients are performed, as are tests to ensure that the compounds can be manufactured with consistent quality.

Clinical development is the testing of pharmaceutical compounds in humans to demonstrate their safety and efficacy. Because clinical trials are the most expensive part of drug development, pharmaceutical companies are trying to improve the outcomes of clinical trials by using the methods of "pharmacogenetics," the scientific discipline focused on how genetic differences determine or predict responsiveness or adverse reactions to particular drugs. In order to use pharmacogenetics in a clinical trial, each patient in the trial will need his genetic make-up analyzed. This could entail analysis of approximately 100,000 different sites in a patient's DNA. For a 1,000 patient trial, this would require generating approximately 100 million data points.

     The drug discovery process can be summarized by the six stages described above. In each of these stages, researchers face many productivity bottlenecks due to the limitations of current laboratory technologies. Individual researchers conducting even the simplest, most common experiments must often perform labor-intensive, time-consuming, multi-step processes on multiple pieces of equipment. For example, to analyze DNA, researchers must first extract the DNA and treat it with reagents. Then they pour gels and mount them in equipment to separate the DNA. After loading the samples into the gels, they activate the gels for a precise period of time. The gels must then be processed to reveal the location of the DNA and scanned to see the results. The whole process takes approximately half a day and produces only a few dozen data points of genetic information. Thousands of pharmaceutical company researchers perform this experiment on a routine basis.

     Even "automated" experiments, such as high throughput screening, are still laborious and time-consuming. For example, to perform one high throughput screen, researchers typically need to remove thousands of compounds from storage and transfer small amounts of these compounds to hundreds of new plates. Then they add fluid to dilute them and transfer a portion of the diluted compound to another set of plates. After adding more reagents, they move the plates to an incubation station and incubate the mixture for a precise period of time. They then transfer the plates to a detection instrument and scan the plates to see the results. Finally, they discard all the plates. The whole process can take a team of researchers weeks or months to complete, and has to be repeated to test the same compounds against the next pharmaceutical target.

     As currently performed, these processes are not well suited to the massive scale-up we believe pharmaceutical companies are seeking. The number of people and pieces of equipment required would be unmanageable. More importantly, data quality has often suffered as companies have tried to implement higher throughput versions of existing procedures, such as 384-well plates in place of 96-well plates. Pharmaceutical companies need a breakthrough in tools for experimentation to free scientists from the limitations of current technology.

  A Broad Need Across Industries for New Laboratory Technology

     Other industries dependent upon biological and chemical information face technology challenges similar to those facing the pharmaceutical industry. The agricultural-biotechnology industry, for example, is adopting many of the same research strategies used by the pharmaceutical industry, including genomics, screening and combinatorial chemistry. In addition, the multi-billion dollar clinical diagnostics industry continues to search for miniaturized and automated equipment solutions that will facilitate patient point-of-care testing, as well as high throughput, automated analysis platforms for use in centralized reference laboratories. In these and other industries, technology for laboratory experimentation is limiting the ability to access information about chemicals and biochemicals, and therefore is limiting companies' ability to transform that information into novel and commercially valuable products.

CALIPER SOLUTIONS

     We believe that our LabChip technology represents a revolutionary advance in laboratory experimentation needed by the pharmaceutical and other industries today. The chips are the key components of our LabChip systems that also include a particular LabChip instrument together with experiment-specific reagents and software. Our chips contain a network of microscopic channels through which fluids and chemicals are moved to perform experiments. A single type of chip used with particular reagents and software to perform a particular experiment make up one LabChip application. Depending on the chip format, reagents are introduced either automatically or by the user. The chip is placed in the instrument, which uses software to control the movement of fluids with pressure or electricity. The instrument also has an optical system for detecting the results. Because we have great flexibility in channel design and can exert split-second computer control over fluid flow, we have the ability to create chips for a multitude of experiments. Our LabChip systems miniaturize, integrate and automate experiments providing, we believe, the benefits of high speed, reduced cost, expanded individual researcher capability, improved data accuracy and improved enterprise-wide productivity.

  Features of LabChip Systems

     - Miniaturization. Conventional laboratory equipment typically uses about a drop of fluid, or 50 to 100 microliters, to perform each experiment. In some LabChip applications, this volume is reduced to 1 nanoliter, or one billionth of a liter, an improvement of up to 100,000-fold over conventional systems.

     - Integration. Integration is the compression of multiple processes into a single process. Today most laboratory systems perform only one or two steps of an experimental protocol. Our LabChip systems can integrate complete experiments involving half a dozen or more steps into one continuous process performed on a single chip.

     - Automation. Today most laboratory experiments are performed using multiple instruments in combination with multiple manual steps. With our LabChip systems, entire experiments can be automated and performed inside a chip using one instrument. The same instrument is used with different chips to perform other automated experiments.

          MINIATURIZATION, INTEGRATION AND AUTOMATION ON A SIPPER CHIP

                                      LOGO
[This illustration is an actual schematic of a current Sipper chip that can be used to prepare drug samples for analysis and to determine their potency, all on the same high throughput chip. The specific functions that are part of this experiment, and where they take place on the chip, are described in the caption.]
Above is a diagram of a Sipper chip that can be used to prepare drug samples for analysis and to determine their potency at high throughput. This is an example of one of the many types of complicated experiments that our chips can perform, which would normally be performed in a laboratory full of people and equipment. Potency studies are done by diluting a drug into different concentrations and testing each one for its effect on a pharmaceutical target. Higher potency drugs will reduce target activity even at low concentrations. Potency provides critical information for determining the quality of a drug candidate.

A one nanoliter drug sample, 1/50,000th of a drop, is drawn into the chip through a small glass tube, or a capillary, attached at point (a). In assembly line fashion, a different drug enters the chip every 30 seconds, and multiple experiments are processed on the chip simultaneously. Each nanoliter is divided sequentially into four portions (b), each of which contains ten times less than the previous portion. Each portion is then diluted with an appropriate solution to restore the original volume of sample and achieve four different concentrations (c). Each of the four diluted drug samples is then mixed with the target (d), and later, another reagent (e), and incubated for precisely the same amount of time (f), to enable direct comparison of the results which are detected on all reactions simultaneously (g).

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

  Key Benefits of LabChip Systems

     - High Speed. We believe our LabChip systems accelerate experiments as much as 10-fold or more, depending on the application. For example, molecular separations such as electrophoresis normally take one hour or more using conventional equipment. On a chip, we can perform these separations in less than one minute. Another example is that chemical reactions are usually incubated for 30 minutes or more before the results are determined. Often, these long incubation periods are necessary only to provide enough time for manual steps to be performed on large numbers of samples. By integrating sample processing and detection, we can perform reactions in one minute or less and achieve comparable results. We believe our customers can take advantage of this acceleration to increase throughput or to complete experiments faster, depending on their needs.

     - Reduced Reagent and Labor Cost. Our LabChip systems use only a small fraction of the normal amount of expensive reagents used in experiments performed in test tubes or 96-well plates, sometimes as little as 1/100,000th, and also reduce labor involved in each experiment. We believe that saving on reagent cost and labor can enable pharmaceutical companies to expand the scale of experimentation in ways that would otherwise not be feasible.

     - Expanded Individual Researcher Capability. Because our LabChip systems can collapse a multi-step, complex experiment into one step, we believe that individual researchers can perform experiments previously outside their areas of expertise. By comparison, with conventional, non-integrated equipment researchers need to acquire the equipment and master the complexities of performing each individual step.

     - Improved Data Accuracy. We believe our LabChip systems generally produce more accurate and consistent data by reducing human error and the variability caused by the use of multiple instruments. With higher quality data, our customers can make better decisions. For example, biochemical determinations typically require accurate liquid measurements and precise incubation times. When these are manually performed significant variations can occur in liquid dispensing and in the duration of reaction times.

     - Improved Enterprise-Wide Productivity. We believe our LabChip systems can improve data quality to the point where researchers can rely on data generated outside their laboratory or organization. We believe this would improve enterprise-wide productivity by supporting data sharing and reducing the need to repeat experiments. When different research groups use different assortments of conventional equipment to perform experiments, they often produce data that is not strictly comparable.

     We believe that our LabChip systems have the potential to expand the capabilities and improve the productivity of individual researchers and, on an institutional level, to streamline and bring greater efficiency and speed to the drug discovery and development process. Not all laboratory processes, however, are ideally suited to be performed with our LabChip systems. For example, detecting clinically important materials that appear in low concentrations in a sample, such as the virus that causes AIDS or some hormones, is not always practical with our LabChip systems. This is because there is a risk that these materials will not be found in the very small volume employed by our chips. As a result, without pre-processing the sample to increase the concentration our LabChip system may fail to detect the material. Furthermore, if the analysis of a sample must involve even one process that cannot currently be performed in the LabChip system, then use of the LabChip system for the parts it can perform is often impractical. This is because the very small scale of the chip experiment does not generally produce enough material to be analyzed by conventional laboratory equipment.

     The faster pharmaceutical companies can identify and validate targets, screen massive numbers of compounds, optimize leads and identify promising compounds to take into clinical development, the greater their chances of seeing a return on investment for their research and development dollars. LabChip technology has the potential to reduce the time it takes to discover and commercialize new drugs. In the future, we believe we can bring similar benefits to other industries.

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

STRATEGY

     Our objective is to be the leading lab-on-a-chip company. Key elements of our strategy to achieve this objective include:

     Focus on the Pharmaceutical Industry First. We are focusing on developing our LabChip systems for the pharmaceutical industry, where the investment in research and development is large and growing and the need for new technologies to improve research and development efficiency is urgent. We are addressing the need for enhanced productivity for individual pharmaceutical researchers with our first LabChip personal laboratory system, featuring the Agilent 2100 Bioanalyzer, developed in collaboration with Agilent. We also have developed high throughput systems for use by pharmaceutical companies for drug screening and other applications. We are developing ultra high throughput systems and new chip applications to bring greater efficiency to the drug discovery process.

     Rapidly Build Our Installed Customer Base. We intend to take advantage of our first-to-market position to rapidly build our installed customer base. Our goal is to increase customer familiarity with lab-on-a-chip technology and to establish our LabChip systems as the platform of choice. Our strategy is to offer products for applications that are practiced widely and to bring LabChip technology to market through the combination of a major commercialization partnership and direct selling. Our first commercial collaborator, Agilent, is an established leader in analytical instrumentation and has initiated a multi-faceted sales and marketing campaign designed to achieve wide penetration. Our direct selling strategy is focused on large pharmaceutical and biotechnology companies and is designed to encourage early adoption of our LabChip systems through our technology access program and other commercialization programs.

     Leverage Our Installed Customer Base by Expanding the Menu of Chip Applications. A significant portion of our internal research and development efforts is dedicated to new chip applications development. We intend to expand our menu of chip applications and sell them to customers that have already purchased LabChip instruments. For example, we are developing LabChip applications for genomics to bring significant advances in functionality to this technology-hungry area. We also intend to expand current markets by implementing a LabChip instrumentation "operating system" strategy that encourages other companies, such as reagent manufacturers, to develop compatible products that can operate with our chips.

     Generate Recurring Revenue From High-Value Chips. We expect to generate recurring revenue from the sale of single-use chips for the Agilent 2100 Bioanalyzer. In addition, we intend to value price the chips for our high throughput systems to reflect the cost savings and other benefits that our customers may achieve, possibly by charging customers for the amount of data they generate. While we are focused on generating revenues from the sale and use of our chips, we also will receive revenue from the sale of the Agilent 2100 Bioanalyzer, software and reagents. We also intend to generate recurring revenue from our technology access program through license fees and ongoing subscription fees as well as through the sale of instruments.

     Build a Substantial Intellectual Property Estate. We pursue an intellectual property strategy of licensing important patents and pursuing patent protection for our own inventions. As of August 31, 2000, we owned, or held licenses to, 61 issued U.S. patents and 155 pending U.S. patent applications. These patents and applications are directed to various technological areas that we believe are valuable to our business. We believe that maintaining a deep and broad intellectual property estate will be an important competitive advantage.

     Maintain Leadership in Chip Technology and Manufacturing. We believe that our long-term success will derive from maintaining leadership in lab-on-a-chip technology and chip manufacturing. We focus on improving the power and capabilities of our chips to increase their value. We are also working to enhance manufacturing processes to reduce our production costs.

     Opportunistically Penetrate New Industries. We believe that LabChip technology has the potential to transform the way that laboratory experimentation is performed across multiple industries. We expect to selectively pursue these other industries, leveraging our pharmaceutical industry experience and products. We may pursue these opportunities alone or with collaborators.

PRODUCTS AND SERVICES

     We have developed two types of LabChip systems, personal laboratory systems and high throughput systems, based on distinct chip formats. Our personal laboratory systems use chips with reservoirs for the various chemical reagents, which the user introduces manually. Our high throughput systems use our Sipper chip systems that have a short glass tube, or capillary, that draws nanoliter volumes of reagents into the chip.

  Personal Laboratory Systems

----------------------------------------------------------------------------------------------
           PRODUCT                       DESCRIPTION                        STATUS
----------------------------------------------------------------------------------------------
 Agilent 2100 Bioanalyzer       Desktop LabChip instrument and  Marketed by Agilent
                                software
----------------------------------------------------------------------------------------------
 DNA 12000 LabChip Kit          Chips and reagents for          Marketed by Agilent
                                analyzing large DNA fragments
----------------------------------------------------------------------------------------------
 DNA 7500 LabChip Kit           Chips and reagents for          Marketed by Agilent
                                analyzing small DNA fragments
----------------------------------------------------------------------------------------------
 DNA 500 LabChip Kit            Chips and reagents for          Marketed by Agilent
                                analyzing small DNA fragments
----------------------------------------------------------------------------------------------
 Protein 200 LabChip Kit        Chips and reagents for          Agilent introducing for sale
                                analyzing protein samples
----------------------------------------------------------------------------------------------
 RNA 6000 LabChip Kit           Chips and reagents for          Marketed by Agilent
                                analyzing RNA samples
----------------------------------------------------------------------------------------------
 New LabChip Kits               A series of kits containing     In development
                                chips and reagents for
                                applications in molecular and
                                cell biology
----------------------------------------------------------------------------------------------

     Agilent 2100 Bioanalyzer System. Our first personal laboratory system is based on the Agilent 2100 Bioanalyzer, a desktop instrument designed to perform a wide range of everyday scientific applications using a menu of different LabChip kits. Each kit contains a chip and reagents designed specifically for the application. This LabChip system brings the benefits of miniaturized, integrated and automated experimentation to the researcher's desktop. Agilent launched this product in September 1999.

     Agilent is selling the Agilent 2100 Bioanalyzer with a menu of three LabChip kits for DNA sizing and concentration analysis, one for RNA sizing and concentration analysis, and one for protein sample sizing and concentration analysis. For these applications, we believe the system's principal advantages are that it:

     - reduces analysis time from hours to minutes

     - integrates several experimentation steps into one

     - significantly reduces consumption of costly reagents

     - produces higher quality data than conventional methods

     Because these applications are among the most common experiments performed in genetic research, the potential customer base for these applications includes most pharmaceutical and biotechnology companies, as well as human genome research centers and other academic laboratories.

     We are developing additional applications, for example, to analyze cells, as well as additional applications involving DNA, RNA and protein analysis. We believe that the protein and cell applications on the Agilent 2100 Bioanalyzer may be particularly attractive to researchers in those disciplines because their existing tools are generally less advanced than those available to genetic researchers.

  High Throughput Systems

----------------------------------------------------------------------------------------------
           PRODUCT                       DESCRIPTION                        STATUS
----------------------------------------------------------------------------------------------
  Caliper 220 Sipper System     Ultra high throughput LabChip   4-sipper chip is being sold to
                                instrument and software for     customers. Other multi-sipper
                                multiple capillary chips        chips are in development
----------------------------------------------------------------------------------------------
  Caliper 110 Sipper System     High throughput LabChip         Direct sales to customers
                                instrument and software for
                                single capillary Sipper chips
----------------------------------------------------------------------------------------------
  Caliper 100, Single Sipper    Instrument system and software  Direct sales to customers
  Assay Development Station     for developing LabChip
                                experimental methods
----------------------------------------------------------------------------------------------
  Automated Microfluidics       Instrument system and software  Prototype Stage
  System 90                     for running automated nucleic
                                acid separations and
                                quantitations
----------------------------------------------------------------------------------------------
  Assay Development Chips       Chips for use with the assay    Direct sales to customers
                                development station
----------------------------------------------------------------------------------------------
  Fluorogenic Assay Chip        Chip for screening several      Direct sales to customers
                                types of enzyme and protein
                                receptor targets
----------------------------------------------------------------------------------------------
  Mobility Shift Assay Chip     Chip for screening other types  Direct sales to customers
                                of enzyme and protein receptor
                                targets
----------------------------------------------------------------------------------------------
  Cell-based Assay Chips        Chips for screening cell        In development
                                receptor targets
----------------------------------------------------------------------------------------------
  Dilutor Chip                  Chip that does sample           In development
                                preparation and screening on
                                the same chips
----------------------------------------------------------------------------------------------
  Automated Separations Chips   Chips, reagents and supplies    In development
                                for nucleic acid fragment
                                analysis
----------------------------------------------------------------------------------------------

     Our high throughput systems are being designed to perform thousands or tens of thousands of pharmaceutical experiments per day on each chip.

     Caliper 110 Sipper System. Our first high throughput system is based on the Caliper 110, which uses chips with a single capillary. Like the Agilent 2100 Bioanalyzer, the Caliper 110 is designed to perform a wide range of experiments using a menu of different chips. We currently offer two types of chips used for performing drug screening experiments for several classes of enzymes. High throughput enzyme experiments are among the most common assays used in primary drug screening. Some of the reagents used in these experiments are expensive and it can take months to produce them in the quantities required for conventional screening systems. We believe the principal advantages of the Caliper 110 are that it:

     - reduces costly reagent consumption up to 100,000-fold

     - integrates multiple experimental functions

     - reduces the need for user intervention

     - produces higher data quality than conventional methods

     We expect to add several more types of chips, enabling our technology access program customers to use the Caliper 110 for a significant percentage of the types of experiments they run. Another important advantage of the Caliper 110 is that it can be used not only for primary screening but also for lead optimization. Furthermore, the Caliper 110 is compact and could be placed in locations outside the centralized screening group, allowing for more efficient drug development efforts.

     Caliper 220 Ultra High Throughput System. We increase throughput by increasing the number of channels and capillaries on each chip. We have introduced systems with four sippers that run on the Caliper 220 and that are designed to perform approximately 40,000 experiments per day, per chip. We intend to introduce chips with eight or more capillaries per chip and to enable customers to effectively utilize multiple instruments by providing integrated plate handling capabilities. We have delivered a Caliper 220 ultra high throughput instrument to one of the customers in our technology access program and plan to deliver systems to other customers later this year. Our goal is to offer systems that can perform more than 100,000 experiments per day.

     We are also working to integrate compound storage and sample preparation into our screening systems. These activities represent major expenses for pharmaceutical companies. We believe that our LabChip systems can offer dramatic cost reductions in these areas. We intend to offer a Sipper chip which can dilute compounds in assay buffer on the chip prior to performing the screening assay. We expect that this will reduce the amount of expensive compounds used by approximately 1,000-fold and eliminate the major expense of diluting thousands of compounds in wells. The next integration step will be to enable researchers to place entire compound libraries onto our proprietary LibraryCard reagent array, and then dilute and access compounds using the capillary of the multi-sipper chip.

     We sell our current high throughput systems to technology access program customers and provide training and support. We also develop initial assays for them and offer some level of customization in order to integrate our systems most effectively into each customer's production processes.

     We sell assay development systems that run on our Caliper 100 instrument to our technology access program customers so that they can modify experimental conditions used with our standard assay chips to be suitable for each new pharmaceutical target. This process is comparable to the assay development they already carry out with existing screening systems, which typically takes several weeks to a few months. In fact, we believe that the process likely will be accelerated and improved using chip-based systems.

     Through a newly-created Applications Development Program (ADP), we plan to sell assay development systems to companies that want to develop their own novel assays using our LabChip platform technology, and that may not be participating in our technology access program. Customers that participate in the ADP may purchase instruments, chips and Caliper know-how to develop new microfluidic applications. We believe that this new initiative will help to create new applications and new markets for our LabChip technology.

     We are also planning to introduce new applications for automating high volume nucleic acid and protein separations and data analysis. The Automated Microfluidic System 90 is designed to meet the needs of micro array acid cloning laboratories. We expect the initial application will perform DNA fragment sizing, separation and quantitation analyses. We plan to introduce this system in the third quarter of 2000.

  Services

-----------------------------------------------------------------------------------------------
       SERVICE                          DESCRIPTION                            STATUS
-----------------------------------------------------------------------------------------------
  Value Added             Assay development, compound leasing and    Direct sales to customers
 Screening                screening services for customers'
  Collaborations          pharmaceutical targets
-----------------------------------------------------------------------------------------------

     We are using our high throughput systems internally to offer screening services to pharmaceutical and biotechnology customers that prefer to outsource this activity. Under our value added screening collaboration program, we develop LabChip assays for targets selected by a customer. We then screen the targets against the customer's compound library, our own library, or both, and provide the data to the customer.

     We believe that our screening services also add substantial value to our product businesses. We deploy our most advanced high throughput screening systems in our internal screening services operation. By making intensive use of those systems in this business, we can provide critical feedback to our product development groups. This accelerates development and enables us to deliver better systems to our technology access program customers. We also intend to use our screening services capability to demonstrate to potential technology access program customers how our LabChip systems can streamline screening operations and enhance productivity.

COMMERCIALIZATION

     We currently are commercializing our first personal laboratory system, the Agilent 2100 Bioanalyzer system, through our collaboration with Agilent. We are also directly selling our high throughput systems through our technology access program and other commercial programs, and are providing high throughput screening services through our value added screening collaboration program.

  Strategic Alliance with Agilent

     We have established a broad relationship with Agilent to create a line of commercial research products based on our LabChip technologies. This relationship provides us with the scale and expertise of a leading analytical instrumentation company to bring these novel products to market. When this relationship was established in May 1998, Agilent and Caliper publicly stated their intention to invest over $100 million collectively to create and commercialize this line of products over the ensuing five years. In September 1999, Agilent introduced the Agilent 2100 Bioanalyzer with three different LabChip kits, our first LabChip products under this agreement. In May 2000, we introduced the DNA 500 LabChip kit for the automated analysis of DNA fragments to determine their size and concentration. In August 2000, we introduced the Protein 200 LabChip kit for the automated sizing and analysis of protein samples.

     In this collaboration, Caliper primarily focuses on developing core technology and LabChip applications. We also manufacture the chips and supply the chips and reagents to Agilent. If we elect, however, not to manufacture chips for a LabChip application or we are unable to meet minimum supply commitments to be mutually established in the future, Agilent would have the right to manufacture those chips. Agilent primarily focuses on developing instruments and software, manufacturing instruments, and marketing, selling and supporting complete systems. Agilent has the contractual right to develop the marketing plan under the collaboration, although to date we and Agilent have made these decisions in a collaborative manner.

     Agilent funds our product development efforts under the collaboration, reimburses our costs of supplying chips and reagents, and pays us a share of the gross margin on all components of LabChip systems. The gross margin share varies depending on the type of collaboration product, whether we or Agilent manufacture the collaboration product, and whether the collaboration product is sold during the collaboration or after the collaboration has terminated. These financial arrangements allow us to offset a portion of the substantial risks inherent in introducing novel technologies. At the same time, they enable us to support a broad product development program and to retain a substantial financial interest in the products we create.

     Our agreement with Agilent is mutually exclusive in the field of lab-on-a-chip technologies for the research products market. It requires our consent before Agilent may offer products exceeding established sample throughput limits, and it requires Agilent's consent before we may offer these products outside the collaboration in excess of established volume limitations.

     The term of the Agilent agreement is eight years, beginning in May 1998. After three years, Agilent may elect not to meet annual funding requirements, in which case either party may terminate the agreement. In any event either party may terminate the agreement after five years. If the agreement terminates after three years, we will continue to offer the collaboration's products through Agilent but Agilent will have no rights to our technologies for the development of new products. If either party terminates the agreement after five years, we will grant Agilent a non-exclusive license to use the lab-on-a-chip technologies that we have developed up to that time in order to develop new products in substantially the same field that applied during the collaboration. We will also transfer chip manufacturing know-how and receive royalties on Agilent's sales of systems that employ our patented technologies. Regardless of whether the collaboration terminates after three or five years, both Caliper and Agilent will have the right to sell collaboration products, with reciprocal supply arrangements.

  Technology Access Program

     Our technology access program is initially focused on high throughput systems for drug screening. In this program, we work directly with pharmaceutical company customers during the product development process to create successive generations of products. We provide technology access program customers with early access to new products, and offer technical training, support and customization services. By working closely with these customers, we focus our technology and product development efforts where we believe they can have maximum impact for the pharmaceutical marketplace.

     Our technology access program customers have non-exclusive access to all of the high throughput screening products we offer during the term of the agreement. These agreements generally provide for customers to pay an up-front license fee and annual subscription fees, and to reimburse us for our costs of providing development and support services. Instruments and chips are generally sold separately on a product-by-product basis, although some agreements establish prices for critical instruments or estimates of the price we will charge them for Sipper chips based on the amount of data they generate. Our technology access program customers can terminate their participation in the program and still have the right to purchase those products that we offered to them during their participation in the program.

     We currently have four technology access program customers for our high throughput screening systems: Millennium Pharmaceuticals, Eli Lilly, Amgen and Hoffmann-La Roche. Our agreements with these customers generally contain the terms described above. Key terms unique to each agreement are described below.

     Millennium Pharmaceuticals. We announced the formation of a broad technology access and application development collaboration with Millennium Pharmaceuticals in March 2000 based on our LabChip microfluidic high throughout technology platform. The collaboration provides for Millennium to subscribe to our technology access program as well as for joint investment in and development of novel LabChip applications focused on genomics and other areas of mutual interest. The term is two years with an option to renew in the third year. Millennium, a leading drug discovery and development company, employs large-scale genetics, genomics, high throughput screening and informatics in an integrated science and technology platform. This collaboration has the potential to lead to the development of new LabChip applications in genomics and other areas that can be of high value to Millennium and, at the same time, enable us to make these applications available to other customers of our high throughput systems.

     Eli Lilly. We signed our most recent technology access agreement with Eli Lilly in August 1999. The term is three years, although Eli Lilly may temporarily suspend its technology access program participation and later reinitiate participation, during which time our support and assistance obligations will also be suspended. Under this agreement our obligations include support for assay development for targets, training for Eli Lilly personnel, and support for custom development projects. Eli Lilly may terminate the agreement on any anniversary.

     Amgen. We entered into a technology access agreement with Amgen in December 1998. The term of this agreement is three years, although Amgen may terminate the agreement on any anniversary or if we fail to deliver the ultra high throughput screening system in a timely manner.

     Hoffmann-La Roche. We entered into a technology access agreement with Hoffmann-La Roche in November 1998, which expired in July 2000. This agreement may be extended by mutual consent and discussions are currently underway concerning an extension of the agreement. This agreement superseded an earlier agreement under which Roche funded early development of the high throughput screening technology in exchange for exclusive rights to an ultra high throughput screening system. Under this agreement Roche had non-exclusive rights similar to other technology access program customers. We did not receive an up-front license fee or annual subscription fee from Hoffmann-La Roche.

  Value Added Screening Collaboration Program

     In our value added screening collaboration program we offer high throughput screening services using our LabChip systems. This can enable companies that may not choose to participate in our technology access program to take advantage of our high throughput systems. Our first value added screening collaboration agreement was established with Neurocrine Biosciences in December 1998. We receive screening fees based on the amount of data generated, preclinical milestones and royalties on Neurocrine products emerging from the collaboration. This agreement has a three-year term, but may be terminated by either party under limited circumstances after the first year. In August 2000, we announced that SUGEN, a wholly-owned subsidiary of Pharmacia and leader in transduction research, became our second screening customer. Using SUGEN's compound library and target, we completed a screen and identified which of the compounds have potential for development as drug candidates.

TECHNOLOGY

     We believe that we have established a leading position in three areas of lab-on-a-chip technology.

  Microfabrication

     We create lab-on-a-chip devices using the same manufacturing methods that are used to make microchips in the computer industry called "microfabrication." Microfabrication makes it possible to create intricate designs of interconnected channels that are extremely small. Each pattern is designed to produce the series of fluid manipulation steps that will execute an experiment. We use the principles of fluid dynamics, chemical and electrical engineering and biophysics to create initial designs using computer-aided design tools. Because we have designed, manufactured and tested hundreds of different chips, we have developed proprietary design rules that make each round of chip creation more predictable and likely to succeed. We design our chips to be disposable and relatively inexpensive to manufacture. We place the more expensive electronic controls and sensing capability in a separate instrument.

     Once a design pattern is completed, we use microchip manufacturing methods to recreate the design as channels in a sheet of quartz, glass or plastic. This process creates highly precise channels with dimensions that can be varied by width and depth. A typical channel is roughly 50 microns wide and 10 microns deep, approximately the size of a strand of hair.

     In the next step, a second sheet of quartz, glass or plastic with a precise pattern of holes is fused to the first sheet using a proprietary process. This covers the channels and converts them to closed microfluidic conduits. The end of each channel connects to an open reservoir through which fluids are introduced. The sheets are then cut into individual chips, which can be less than one inch to a few inches on a side. The individual chips are then packaged into plastic holders that make them easier for the user to handle.

     We currently make two basic chip formats. In our planar chips, such as those used in the Agilent 2100 Bioanalyzer, the user introduces all of the chemical reagents into the reservoirs, including the various samples to be tested, using pipets. In our Sipper chip devices, such as those used in the Caliper 110 and Caliper 220, a small glass tube, or capillary, inserted into the chip draws a few nanoliters of each sample into the channel network. In this way, minute quantities of a large number of samples can be tested in a single chip. The samples are introduced into the capillary one after the other, spaced by buffer solution. They proceed through the channel network in a continuous flow, assembly-line fashion to perform a complete experiment. We have an issued U.S. patent claiming this assay technique.

  Microfluidics

     In our LabChip systems the movement of minute quantities of fluids, or "microfluidics," is actively controlled by computer programs. We use two different methods of generating fluid motion in microchannels: electrokinetics and pressure.

     Electrokinetic flow is generated when electrodes attached to computer-driven power supplies are placed in the reservoirs at each end of a channel and activated to generate electrical current through the channel. Under these conditions, fluids of the appropriate type will move by a process known as "electro-osmosis." Typical flow rates within the channel are about a millimeter per second and the flow rate can be controlled with a high degree of precision. Programs can then be written to generate highly specific and complex networks of flow. One key to designing complex systems is controlling and directing the flow at intersections. Fundamental techniques for accomplishing this were invented by Dr. J. Michael Ramsey, one of our co-founders and a member of our Scientific Advisory Board, and are covered by a series of issued and pending U.S. patent applications. We hold an exclusive license to these patents for most applications and a non-exclusive license for remaining applications.

     Another electrokinetic phenomenon known as "electrophoresis" occurs in the channels. This is the movement of charged molecules or particles in an electric field. Electrophoresis is often used in conventional laboratories for analyzing molecules since they move differently according to their physical make-up. Electrophoresis can be used to move molecules in solution, or to separate molecules with very subtle differences. Electrophoresis and electro-osmosis generally occur at the same time in channels. However, we have developed proprietary techniques for minimizing either force while maintaining the other, as appropriate, for a given application.

     Pressure can also be used to move fluid in the channels. On the microfluidic scale, small amounts of pressure produce highly predictable and reproducible fluid flow. We use both computer-controlled pressure and electrokinetic forces to gain precise control over fluid flow in the microfluidic channel network. It is possible to use electrokinetic forces alone, pressure forces alone, or a combination of the two methods.

  Lab-on-a-Chip Applications Development

     We have developed a large amount of expertise at discovering new functions that microfluidic chips can perform. We have generated proprietary computer models of how an experiment can be carried out. We store these functional designs and we can incorporate them into new designs that simulate complete experiment pathways. In this way, we believe the value of new microfluidic inventions can be rapidly expanded across many application development projects.

     We have also developed expertise at making experiments work in our chips. Currently, all of our systems use fluorescent chemical reagents and optical detection instruments to read experimental results. We often need to explore chemical strategies for labeling relevant reagents that can reveal how different molecular interactions take place. Another area of investigation addresses the fact that in these small dimensions, the amount of channel surface material relative to the amount of liquid is many times higher than in a test tube or microwell plate. Because of this, the surface material can exert a chemical influence on the biochemical reactions taking place. We have created strategies to avoid the problems this can cause, or benefit from it if possible. We have developed Sipper chips that perform and analyze enzyme reactions using part of the channel design as a tiny, continuously operating electrophoresis machine. Thus, reactions with one sample are going on in one area of the chip while electrophoretic separation of the products of another sample is taking place in a different part of the chip. We have also found that, in many cases, fluorescence polarization spectroscopy, an optical detection method that can determine the proportion of a fluorescent molecule that is attached to a larger molecule or is unbound in solution, can be used to read reaction results without needing to electrophoretically separate the biochemicals. We have built this optical detection capability into our high throughput systems. In general, our experience is that microfabrication and microfluidics provide a rich tool set with which to create innovative new applications.

RESEARCH AND DEVELOPMENT

     We have made substantial investments in lab-on-a-chip research and product development since our inception. We explored fundamental issues of lab-on-a-chip technology as early as possible in order to find solutions to important technical challenges and seek patent protection for our solutions. Today we are supplementing these core technology research efforts with applied product development efforts in several areas.

  Technology Research

     Our technology research activities fall into several classes.

     Chemical Engineering. We are increasing our understanding of the design rules guiding the development of new chips. Using the principles of chemical engineering we create patterns of interconnected channels that permit execution of the various common steps of experimentation. Designs from one chip can be used for other chips needing similar fluidic functions for a different application. Mathematics and computer models also help minimize the number of iterations necessary to achieve new functional chip designs.

     Chip Manufacturing. We continue to seek ways to improve the yield and decrease the cost of manufacturing our chips. We are exploring novel fabrication techniques and the use of new materials that offer functional advantages, such as manufacturing in quartz to take advantage of its superior optical features. We have development programs in manufacturing technology for chips made of plastic. Plastic devices potentially offer cost advantages and can offer favorable surface chemical features for some applications. A major area of development is micromachining technology for precisely attaching capillaries to our Sipper chips to access reagents. In high throughput experimentation, the number of capillaries and channels determines the level of throughput. Accordingly we are developing high yield fabrication methods to enable us to cost-effectively manufacture chips with many capillaries to perform ultra high throughput experimentation.

     Engineering and Software. We use the skills of electrical engineers, optical engineers, mechanical engineers, product designers and software engineers to create new instrumentation to run our chips. These instruments control fluid movement inside the chip, present the reagents to the chip from conventional fluid sources, and detect the results of biochemical or cell-based experiments with optical methods. Software engineers write computer programs that control the sources of fluid motion, communicate between different instrument components and interpret signals from the detection system. Currently we develop the software for our high throughput systems. We collaborate with Agilent to develop software for our personal laboratory systems.

  Product Development

     Our product development efforts are currently focused on new applications and capabilities for our existing instruments, our LibraryCard system, and high throughput genomic systems.

     Extensions of Existing Product Lines. For each of our first generation instruments, we are expanding the menu of applications to address other stages of the pharmaceutical development process. For the Agilent 2100 Bioanalyzer, we intend to introduce new applications that address everyday productivity needs in many areas of genomics, protein chemistry and cell biology. We are broadening the application menu for high throughput systems as well to include assays that measure many important activities of cells and proteins.

     LibraryCard System. We are developing a new format for storing and accessing reagents, which we call the LibraryCard reagent array. We have learned how to reconstitute very small quantities of dried reagents stored at high density on a planar surface. We can conveniently access reagents stored in this way using our Sipper chips. The LibraryCard reagent array could produce a fundamental change in the way large libraries of reagents are used. Today, these libraries are only accessible in centralized reference-style laboratories that can conveniently work with automated warehouses of reagents. When libraries can be reduced to the size of a postcard, high throughput experimentation involving massive data acquisition can be decentralized. We believe that this will increase the size of the market for applications that run on this type of system. We believe this type of system could significantly impact several stages of the pharmaceutical development process, particularly primary screening and pharmacogenetic studies.

     Genomics. Genomics is the high throughput analysis of DNA and RNA. Genomics applications include sequencing DNA and DNA genotyping. Genotyping is the determination of the DNA sequence variation present at a particular site in an individual's DNA. One type of these variations, called single nucleotide polymorphisms or "SNPs," are believed to be important determinants of disease. Like all experimentation processes, these applications are a combination of various fluid manipulations, biochemical reactions, molecular separations and detection. We believe they can be performed on the same basic high throughput platform we have built for other applications. In early 1999, we began a project, funded in part by the Advanced Technology Program of the National Institute of Standards and Technology, to adapt the platform and develop chips to run high throughput nucleic acids analyses. While the specific aim of the program is to develop a diagnostics system, the first commercial products to emerge from the technology could be genomics products, such as a system for high throughput SNP genotyping. Our goal is to apply lab-on-a-chip technology to some of the most important areas of biology today and emerging areas such as genetic analysis for pharmacogenetics.

     Our research and development expenses for the six months ended June 30, 2000 were $14.5 million and for the years ended 1999, 1998 and 1997 were approximately $18.4 million, $9.6 million and $7.2 million, respectively. We intend to increase our research and development budget and staffing levels during the remainder of 2000. As of August 31, 2000, we had 101 employees engaged in research and development, including 66 with advanced degrees.

MANUFACTURING

     We manufacture our chips in-house and are currently manufacturing high throughput instruments in limited volumes. We rely upon Agilent to manufacture the Agilent 2100 Bioanalyzer. Our high throughput instruments are generally integrated with plate stacking and handling units offered commercially by other companies. We contract with third parties to supply most reagents for the research products business. We currently depend on suppliers to supply prepared materials for use in the manufacture of chips. We intend to continue and may extend the subcontracting of portions of our manufacturing processes to subcontractors where we feel it best leverages the supplier's manufacturing experience, costs, and/or improves our ability to meet customer demands. For a discussion of the methods we use to manufacture our chips see "-- Technology" and "-- Research and Development."

COMPETITION

     Although we believe that we are currently the only company selling and delivering lab-on-a-chip products to customers, we expect to encounter intense competition from a number of companies that offer products for laboratory experimentation. We anticipate that our competitors will come primarily from the following two sectors:

     - companies providing conventional products based on established technologies

     - companies developing their own microfluidics or lab-on-a-chip technologies

     In order to compete against vendors of conventional products, we will need to demonstrate the advantages of our LabChip products over alternative well-established technologies and products. We will also need to demonstrate the potential economic value of our LabChip products relative to these conventional technologies and products. Some of the companies that provide these products include PE Corp., Agilent, Beckman-Coulter, Amersham Pharmacia Biotech, Bio-Rad Laboratories, Molecular Devices, and LJL BioSystems.

     We will also need to compete effectively with companies developing their own microfluidics or lab-on-a-chip technologies and products, such as Aclara Biosciences and Orchid Biosciences. Other companies known to have initiated microfluidic programs include Motorola, 3M, PE Corp. and Cepheid. Microfluidic technologies have undergone and are expected to continue to undergo rapid and significant change. Our future success will depend in large part on our ability to establish and maintain a competitive position in these and future technologies which we may not be able to do. Rapid technological development may result in our products or technologies becoming obsolete. Products offered by us could be made obsolete either by less expensive or more effective products based on similar or other technologies.

     In addition, there is the possibility that we may experience competition from Agilent if they, or we, terminate our agreement after May 2003. Under the terms of our agreement, upon termination we will grant to Agilent a non-exclusive license to our LabChip technologies as then developed for use in the research products field.

     In many instances, our competitors have or will have substantially greater financial, technical, research, and other resources and larger, more established marketing, sales, distribution, and service organizations than we do. Moreover, competitors may have greater name recognition than we do, and may offer discounts as a competitive tactic. We cannot assure you that our competitors will not succeed in developing or marketing technologies or products that are more effective or commercially attractive than our products, or that would render our technologies and products obsolete. Also, we may not have the financial resources, technical expertise or marketing, distribution or support capabilities to compete successfully in the future. Our success will depend in large part on our ability to maintain a competitive position with our technologies.

INTELLECTUAL PROPERTY

     We seek patent protection on our lab-on-a-chip technologies. As of August 31, 2000, we owned or held licenses to 61 issued U.S. patents and 155 pending U.S. patent applications, some of which derive from a common parent application. The issued U.S. patents expire between 2012 and 2018. Foreign counterparts of many of these patents and applications have been filed and/or issued in one or more other countries, resulting in a total of more than 452 issued patents and pending patent applications in the United States and foreign countries. Our issued patents expire between 2012 and 2019. These patents and applications are directed to various technological areas which we believe are valuable to our business, including:

     - control of movement of fluid and other material through interconnected microchannels

     - continuous flow high throughput screening assay methods and systems

     - analytical and control instrumentation

     - analytical system architecture

     - chip-based assay chemistries and methods

     - chip compatible sample accession

     - software for control of microfluidic based systems and data analysis

     - chip manufacturing processes

     We also rely upon copyright protection, trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position. Our success will depend in part on our ability to obtain patent protection for our products and processes, to preserve our copyrights and trade secrets, to operate without infringing the proprietary rights of third parties and to acquire licenses related to enabling technology or products used with our lab-on-a-chip technology.

     We are party to various exclusive and non-exclusive license agreements with third parties which give us rights to use certain technologies. For example, we have an exclusive license in the fields we are currently operating in from Lockheed Martin Energy Research Corporation, relating to patents covering inventions by Dr. J. Michael Ramsey. A failure to maintain some or all of the rights to these technologies could seriously harm our business.

EMPLOYEES

     As of August 31, 2000, we had a total of 163 employees, including 101 in research and development, 34 in manufacturing and 28 in administration and finance. None of our employees is represented by a collective bargaining agreement, nor have we experienced any work stoppage. We consider our relations with our employees to be good.

FACILITIES

     Our principal research and development, manufacturing and administrative facilities are currently located in approximately 53,000 square feet of leased space in Mountain View, California. The lease for this space will expire in December 2008. On June 26, 2000 we leased an additional 28,800 square feet of space adjacent to our current Mountain View facilities. The lease for this additional space will expire in June 2008 and be utilized principally for manufacturing, research and development. We believe that our current facilities are adequate for our needs through the first quarter of 2002, and we are currently assessing the need for additional facilities to meet our future needs. If we are unable to locate additional facilities, we will be required to delay our planned expansion. Any facilities that we are able to locate and lease may be on terms that are expensive to us, especially since we are located in the Silicon Valley in California where such facilities are in short supply and lease rates are high.

LEGAL PROCEEDINGS

     On March 22, 1999, we filed a lawsuit in California Superior Court for the County of Santa Clara (Case No. CV 780743), against Aclara Biosciences Inc., a patent attorney named Bertram Rowland and the law firm of Flehr, Hohbach, Test, Albritton and Herbert LLP, alleging that all three defendants misappropriated our trade secrets relating to our business plans, patents and intellectual property strategy. The suit also alleges that Dr. Rowland and Flehr Hohbach committed a breach of the duties they owed to us as our former attorneys. The suit seeks damages and equitable remedies to prevent Aclara, Dr. Rowland and Flehr Hohbach from benefiting from the alleged misappropriation and breach of duties. On January 12, 2000, we filed a lawsuit in the United States District Court for the Northern District of California against Aclara (Case No. C-00-0145CRB(JCS)) alleging that Aclara is infringing four U.S. patents that have been licensed to us by Lockheed Martin Energy Research Corporation, which operates the Department of Energy's Oak Ridge National Laboratory where the inventions were made. These patents cover technology for controlling the flow of materials in microfluidic chips, as well as devices, systems and applications that make use of this technology. We subsequently amended this complaint to allege that Aclara is infringing another patent we have licensed covering technology for controlling the flow of materials in microfluidic chips. Aclara has counterclaimed for a declaratory judgment that the patents in this suit are invalid, unenforceable and are not infringed by Aclara. On September 14, 2000, we reached a settlement agreement with Dr. Rowland and Flehr Hohbach. The settlement provides Caliper with a $12 million cash payment by Dr. Rowland and Flehr Hohbach, as well as other terms. All claims against Aclara in this case remain unaffected by this settlement agreement and continue to be pending in the California Superior Court. This settlement also has no effect on Caliper's lawsuits with Aclara that are pending in Federal District Court. While we believe that our complaints against Aclara are meritorious, we cannot assure you that we will prevail in our actions against Aclara and Aclara's counterclaims against us, or that if we prevail, the damages or equitable remedies awarded, if any, will be commercially valuable. Furthermore, we have incurred and are likely to continue to incur substantial costs and expend substantial personnel time in pursuing our claims against Aclara.

     On April 23, 1999, Aclara Biosciences filed a lawsuit in United States District Court for the Northern District of California (Case No. C-99-1968BZ) alleging that we are making, using, selling or offering for sale microfluidic devices that infringe United States Patent Number 5,750,015 in willful disregard of Aclara's patent rights. This patent concerns methods and devices for moving molecules by the application of electrical fields. The Aclara action seeks damages for past and future reduced sales or lost profits based upon our alleged fabrication, use, sale or offer for sale of allegedly infringing products and processes, and seeks to enjoin our continued activities relating to these products. We have counterclaimed for a declaratory judgment of noninfringement, invalidity and unenforceability of all claims of the Aclara patent. On July 19, 2000, the federal judge in this action issued an order finding that eight of the eleven claims asserted against us are invalid, and interpreting the remaining asserted claims. This action subjects us to potential liability for damages, including treble damages, and could require us to cease making, using or selling the affected products, or to obtain a license in order to continue to manufacture, use or sell the affected products. While we believe we have meritorious defenses and counterclaims to this action, we cannot assure you that we will prevail in this action nor can we assure you that any license required would be made available on commercially acceptable terms, if at all. Even if we prevail in the current action, there can be no assurance that we will prevail again if Aclara appeals the case to a higher court. Furthermore, we have incurred and are likely to continue to incur substantial costs and expend substantial personnel time in defending against the claims filed by Aclara. Failure to successfully defend ourselves against the Aclara action could have a material adverse effect on our business, financial condition and operating results. For further information on the risks associated with this litigation see "Risk Factors -- Risks Related to Our Business -- We are involved in intellectual property litigation with Aclara Biosciences that may hurt our competitive position, may be costly to us and may prevent us from selling our products."

SCIENTIFIC ADVISORY BOARD

     We have assembled a group of scientific advisors who are leaders in fields related to microfluidics technology and systems. These advisors assist us in formulating our research, development and commercialization strategy and include:

George Whitesides, Ph.D., Chair, Mallinckrodt Professor of Chemistry at Harvard University and Member of the National Academy of Sciences. Dr. Whitesides is the Chairman of our Scientific Advisory Board.

J. Michael Ramsey, Ph.D., a co-founder of Caliper and Corporate Research Fellow and Head of the Laser Spectroscopy and Microinstrumentation Group in the Chemical and Analytical Sciences Division at Oak Ridge National Laboratory.

Robert H. Austin, Ph.D., Professor of Physics at Princeton University.

Charles P. Cantor, Ph.D., Professor of Biomedical Engineering and Biophysics at Boston University, and Member of the National Academy of Sciences.

George Church, Ph.D., Senior Investigator at the Howard Hughes Medical Institute at Harvard Medical School.

Jed Harrison, Ph.D., Professor of Analytical Chemistry at the University of Alberta.

Richard Haugland, Ph.D., President and Corporate Research Director of Molecular Probes, Inc.

James W. Jorgenson, Ph.D., Francis P. Venable Professor of Chemistry at the University of North Carolina.

Barry Karger, Ph.D., James L. Waters Chair in Analytical Chemistry and Director of the Barnett Institute of Chemical Analysis and Materials Science at Northeastern University, Boston, Massachusetts.

Butrus T. Khuri-Yakub, Ph.D., Professor of Electrical Engineering at the E.L. Ginzton Laboratory of Stanford University.

Andreas Manz, Ph.D., SmithKline Beecham Chair of Analytical Chemistry at the Imperial College of Science, London.

Stephen D. Senturia, Ph.D., Barton L. Weller Professor of Electrical Engineering at the Massachusetts Institute of Technology.

Christopher T. Walsh, Ph.D., Hamilton Kuhn Professor of Biological Chemistry and Molecular Pharmacology at Harvard Medical School and Member of the National Academy of Sciences.

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

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND FOUNDERS

     The following presents information about our directors, executive officers and co-founders as of August 31, 2000.

                   NAME                     AGE                         POSITION
                   ----                     ---                         --------
Daniel L. Kisner, M.D. ...................  53    President, Chief Executive Officer and Director
Calvin Y. H. Chow.........................  45    Chief Operating Officer and Co-founder
James L. Knighton.........................  46    Chief Financial Officer
Michael R. Knapp, Ph.D. ..................  48    Vice President of Science and Technology and
                                                  Co-founder
J. Wallace Parce, Ph.D. ..................  50    Vice President of Research and Co-founder
E. William Radany, Ph.D. .................  47    Vice President of Drug Discovery Programs
William M. Wright III.....................  52    Vice President of Operations
Anthony T. Hendrickson....................  47    Corporate Controller and Principal Accounting
                                                  Officer
David V. Milligan, Ph.D.(1)...............  59    Chairman of the Board of Directors
Anthony B. Evnin, Ph.D.(1)................  59    Director
Charles M. Hartman(2).....................  58    Director
Regis P. McKenna(2).......................  60    Director
Robert T. Nelsen(2).......................  37    Director
Michael Steinmetz, Ph.D.(1)...............  53    Director
Lawrence A. Bock..........................  40    Co-founder
J. Michael Ramsey, Ph.D. .................  48    Co-founder

---------------
(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

     DANIEL L. KISNER, M.D., has served as our President and Chief Executive Officer since February 1999 and as a Director since March 1999. From May 1994 to January 1999, Dr. Kisner served as President and Chief Operating Officer of Isis Pharmaceuticals, Inc., a biotechnology company. From February 1993 to May 1994, Dr. Kisner served as Executive Vice President and Chief Operating Officer of Isis Pharmaceuticals, Inc. From March 1991 to February 1993, he served as Executive Vice President of Isis Pharmaceuticals, Inc. and was responsible for business and product development, and manufacturing. From December 1988 to March 1991, Dr. Kisner served as Division Vice President of Pharmaceutical Development for Abbott Laboratories. Dr. Kisner has held a tenured position in the Division of Oncology at the University of Texas, San Antonio School of Medicine and is certified by the American Board of Internal Medicine and certified in Medical Oncology. Dr. Kisner holds a B.A. from Rutgers University and an M.D. from Georgetown University.

     CALVIN Y. H. CHOW, co-founded Caliper and has served as our Chief Operating Officer since February 1998. Mr. Chow also served as our Vice President of Development from September 1995 to February 1998. From October 1985 to September 1995, Mr. Chow served as Vice President of Engineering and Operations of Molecular Devices Corporation, a bioanalytical instrumentation company, where he was responsible for product development and company-wide manufacturing. Mr. Chow holds a B.S. in Electrical Engineering from Illinois Institute of Technology and an M.S. in Electrical Engineering from Stanford University.

     JAMES L. KNIGHTON, has served as our Chief Financial Officer since September 1999. From October 1998 to September 1999, Mr. Knighton served as Senior Vice President and Chief Financial Officer of SUGEN, Inc., a biotechnology company. From July 1997 to October 1998, Mr. Knighton served as Vice President of Investor Relations and Corporate Communications at Chiron Corporation, a biotechnology company. From 1985 to 1994, Mr. Knighton served in various operations, planning and R&D functions at E. I. DuPont de Nemours Inc., a global, diversified chemical and life science company. Mr. Knighton holds a B.S. in Biology from the University of Notre Dame, an M.S. in Genetics from the University of Pennsylvania and an M.B.A. from the Wharton School at the University of Pennsylvania.

     MICHAEL R. KNAPP, PH.D., co-founded Caliper and has served as our Vice President of Science and Technology since September 1995. From November 1994 through August 1995, Dr. Knapp was engaged in activities related to forming Caliper, including securing our core technology license and procuring financing. From October 1988 to October 1994, Dr. Knapp served as President and Scientific Director at Molecular Tool, Inc., a genetics technology company he co-founded in 1988. Previously, Dr. Knapp was on the staff of the Center for Neurobiology and Behavior at Columbia University and was a Scientific Director of Genetica SARL, an affiliate of Rhone Poulenc SA in Paris, France. Dr. Knapp holds a B.S. in Biology from Trinity College (Hartford) and a Ph.D. in Medical Microbiology from Stanford University.

     J. WALLACE PARCE, PH.D., co-founded Caliper and has served as our Vice President of Research since October 1995. Prior to joining Caliper, Dr. Parce spent 12 years with Molecular Devices Corporation as a founder, consultant, Director of Research and Vice President of Research. From 1980 until 1984 he was an Assistant Professor in the Department of Biochemistry at Wake Forest University, from 1982 until 1987 an associate in the Department of Microbiology and Immunology, and from 1984 until 1987, an Associate Professor of Biochemistry. Dr. Parce received his B.A. in Chemistry from Western Maryland College in 1972 and his Ph.D. in Biochemistry from Wake Forest University in 1976. From 1976 until 1980 Dr. Parce was a Post Doctoral Fellow in Chemistry at Stanford University.

     E. WILLIAM RADANY, PH.D., has served as our Vice President of Drug Discovery Programs since December 1999. From June 1997 to December 1999, Dr. Radany was Vice President, General Manager of the Discovery Systems Business for Stratagene, a biotechnology company responsible for research and development, tactical and strategic marketing and business development. From August 1996 to February 1997, Dr. Radany was President of the North American Subsidiary of Biacore A.B., a biotechnology company responsible for microfluidic instrumentation. From January 1993 to August 1996, Dr. Radany held various positions at Pharmacia Biosensor, most recently as Vice President of Sales and Marketing for Region I. Dr. Radany holds a B.S. in Cell Biology from Colorado State University and a Ph.D. in Biochemistry and Physiology from the University of Wyoming.

     WILLIAM M. WRIGHT III, has served as our Vice President of Operations since September 1998. From November 1995 to May 1998, Mr. Wright served as Vice President of Operations of Biocircuits Corporation, a medical diagnostic company, where he was responsible for instrument and immunoassay cartridge manufacturing. From 1984 to 1995, Mr. Wright was Vice President of Site Operations with Dade International Inc., formerly a division of Baxter International, Inc., a medical products manufacturing company, where he assisted in the start-up and launch of the Baxter International Paramax Analytical Clinical Chemistry Business. Mr. Wright holds a B.S. in Industrial Technology from California State University at Long Beach.

     ANTHONY T. HENDRICKSON, has served as our Corporate Controller since April 2000. From April 1997 to April 2000, Mr. Hendrickson was the Corporate Controller and Chief Accounting Officer for Sequus Pharmaceuticals, Inc., a biotechnology company. From April 1995 to March 1997, Mr. Hendrickson was the Director of Finance and Administration of a U.S. operating division of Lanier Worldwide, Inc. that specialized in electronic imaging. From 1993 to April 1995, Mr. Hendrickson was a Senior Manager for KPMG, a public accounting firm. Mr. Hendrickson is a Certified Public Accountant and holds a B.A. in Accounting and Finance from the University of Cincinnati and an M.B.A. from The Ohio State University.

     DAVID V. MILLIGAN, PH.D., has been a Director since October 1996 and the Chairman of the Board since April 1997. He has been a Vice President and Special Limited Partner of Bay City Capital, Merchant Bank since 1997. From 1979 to 1996, Dr. Milligan served in a variety of management positions at Abbott Laboratories, a healthcare products company. During his career at Abbott Laboratories he led both the diagnostic products and pharmaceutical products research and development organizations and was

Senior Vice President and Chief Scientific Officer when he retired at the end of 1996. He is also a director of ICOS Corporation and Diametrics Medical, Inc. He is a member of the chemistry department advisory boards of the University of California at Berkeley and Princeton University. Dr. Milligan holds an A.B. in Chemistry from Princeton University and an M.S. and a Ph.D. in Organic Chemistry from the University of Illinois.

     ANTHONY B. EVNIN, PH.D., has been a Director since June 1996. He has been a General Partner of Venrock Associates, a venture capital partnership since 1975. He is also a director of Ribozyme Pharmaceuticals, Inc. and Triangle Pharmaceuticals, Inc. Dr. Evnin holds an A.B. from Princeton University and a Ph.D. in Chemistry from Massachusetts Institute of Technology.

     CHARLES M. HARTMAN, has been a Director since June 1996. He has been a General Partner of CW Group, a manager of medical venture capital funds since April 1983. From 1966 to 1983, Mr. Hartman served in various positions at Johnson & Johnson where he was responsible for identification, evaluation and negotiation situations ranging from single product opportunities to company acquisitions, both domestically and internationally. Mr. Hartman is a director of The Hastings Center, a non-profit organization devoted to the study of bioethical issues in medicine and the life sciences. Mr. Hartman holds a B.S. in Chemistry from the University of Notre Dame and an M.B.A. from the University of Chicago.

     REGIS P. MCKENNA, has been a Director since September 1998. Mr. McKenna has been Chairman of The McKenna Group, an international consulting firm specializing in the application of information and telecommunications technologies to business strategies since 1973. Mr. McKenna is on the board of The Economic Strategies Institute and the Competitiveness Council. He is Chairman of the Board of the Santa Clara University Center for Science, Technology and Society and was a founding board member of Smart Valley. He is a trustee at Santa Clara University and President of the Board of Trustees for The New Children's Shelter of Santa Clara County. Mr. McKenna is on the board of directors of a number of high technology start-up companies. Mr. McKenna holds a B.A. from Duquesne University.

     ROBERT T. NELSEN, has been a Director since September 1995. Since July 1994, Mr. Nelsen has served as a senior principal of various venture capital funds associated with ARCH Venture Partners, including ARCH Venture Fund II, L.P., ARCH Venture Fund III, L.P. and ARCH Venture Fund IV, L.P. From April 1987 to July 1994, Mr. Nelsen was Senior Manager at ARCH Development Corporation, a company affiliated with the University of Chicago, where he was responsible for new company formation. Mr. Nelsen is also a director of Illumina, Inc. He holds a B.S. in Biology and Economics from the University of Puget Sound and an M.B.A. from the University of Chicago.

     MICHAEL STEINMETZ, PH.D., has been a Director since July 1997. He has been a partner of MPM Asset Management LLC in Cambridge, MA, a venture capital firm focusing on investments in private biotechnology companies in the U.S. and Europe, since 1997. From 1997 to 1998, Dr. Steinmetz was also a partner of the Bellevue Group in Zurich, Switzerland. From 1986 to 1997, Dr. Steinmetz worked at Hoffmann-La Roche Inc. He headed the Biology Department in Basel and its worldwide biotechnology research activities. He also was Vice President of Preclinical Research and Preclinical Research and Development in Nutley, New Jersey. Dr. Steinmetz was a member of the Board of Directors at Roche USA and Millennium Pharmaceuticals. Dr. Steinmetz holds a Ph.D. in Natural Sciences from the University of Munich, has lectured at the University of Basel and is Adjunct Professor at Rutgers University.

     LAWRENCE A. BOCK, co-founded Caliper and served as a director of Caliper and acting Chief Executive Officer from inception until April 1997 and since then has been an advisor to Caliper. He has been a General Partner of CW Group, a medical venture capital fund since June 1998. From 1988 to 1998, Mr. Bock was General Partner of Avalon Ventures, a seed stage venture capital firm, where he founded Vertex Pharmaceuticals, Athena Neurosciences, Pharmacopeia, Neurocrine Biosciences and Argonaut Technologies. He is a founder and director of Illumina, Inc. and FastTrack Systems, Inc. Mr. Bock holds a B.S. in Biochemistry from Bowdoin College and an M.B.A. from the University of California, Los Angeles.

     J. MICHAEL RAMSEY, PH.D., co-founded Caliper and has served on our Scientific Advisory Board since September 1995. Since February 1979 Dr. Ramsey has served on the research staff at Oak Ridge National Laboratory where he is presently a Corporate Research Fellow and Head of the Laser Spectroscopy and Microinstrumentation Group. Dr. Ramsey holds a B.S. degree in Chemistry from Bowling Green State University and a Ph.D. in Chemistry from Indiana University.

BOARD COMPOSITION

     We currently have seven directors. The terms of office of the board of directors are divided into three classes. As a result, a portion of our board of directors will be elected each year. The division of the three classes, the current directors and their respective election dates are as follows:

     - the class I directors are Anthony B. Evnin, Ph.D. and Robert T. Nelsen and their term will expire at the annual meeting of stockholders to be held in 2003

     - the class II directors are Charles M. Hartman, David V. Milligan, Ph.D. and Michael Steinmetz, Ph.D. and their term will expire at the annual meeting of stockholders to be held in 2001

     - the class III directors are Daniel L. Kisner, M.D. and Regis P. McKenna and their term will expire at the annual meeting of stockholders to be held in 2002

At each annual meeting of stockholders, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. In addition, the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of Caliper.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 1999, Messrs. Hartman and Nelsen and Dr. Milligan served as members of the compensation committee of our board of directors. None of the members of our compensation committee was at any time during 1999 an officer or employee of Caliper, except that Dr. Milligan is our Chairman of the Board. No member of the compensation committee serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

BOARD COMMITTEES

     Audit Committee. Our audit committee reviews our internal accounting procedures and consults with, and reviews the services provided by, our independent auditors. Current members of our audit committee are Drs. Evnin, Milligan and Steinmetz.

     Compensation Committee. Our compensation committee reviews and recommends to the board of directors the compensation and benefits of all our officers and reviews general policy relating to compensation and benefits of our employees. The compensation committee also administers the issuance of stock options and other awards under our stock plans. Current members of the compensation committee are Messrs. Hartman, McKenna and Nelsen.

DIRECTOR COMPENSATION

     Directors currently receive no cash compensation from us for their services as members of the board or for attendance at committee meetings. Directors may be reimbursed for expenses in connection with attendance at board of directors and committee meetings.

     In September of 1996, we granted Dr. Milligan, in connection with his attendance at our board and committee meetings, the right to purchase 19,230 shares of common stock at $0.11 per share. Our right to repurchase these shares lapses in 60 equal monthly installments. In November 1997, we granted Dr. Milligan an additional stock option to purchase 6,410 shares of common stock at an exercise price of $0.62 per share. This option fully vested in September 1998. In April 1999, we granted Dr. Milligan an additional stock option to purchase 6,410 shares of common stock at an exercise price of $0.97 per share. This option fully vested in September 1999. In October 1999, we granted Dr. Milligan an additional stock option to purchase 6,410 shares of common stock at an exercise price of $3.12. This option will fully vest in September 2000. In September 1998, we granted Mr. McKenna, in connection with his attendance at our board meetings, a stock option to purchase 19,230 shares of common stock at an exercise price of $0.97 per share. This option vests in 60 equal monthly installments. In October 1999, we granted Mr. McKenna an additional stock option to purchase 3,205 shares of common stock at an exercise price of $3.12 per share. This option fully vests in September 2000. We have also entered into consulting agreements with each of Dr. Milligan and Mr. McKenna. See "Transactions with Executive Officers, Directors and Five Percent Stockholders" for a description of these agreements.

     In October 1999, we adopted the 1999 Non-Employee Directors' Stock Option Plan to provide for the automatic grant of options to purchase shares of common stock to our non-employee directors who are not employees of Caliper or of any affiliate of Caliper. Any non-employee director elected for the first time will receive an initial option to purchase 20,000 shares of common stock. Starting at the annual stockholder meeting held in June 2000, all non-employee directors received an annual option to purchase 3,200 shares of common stock and the chairman of the board received an annual option to purchase 6,400 shares of common stock. See "-- Employee Benefit Plans -- 1999 Non-Employee Directors' Stock Option Plan" for a more detailed explanation of the terms of these stock options.

LIMITATION OF DIRECTORS' AND OFFICERS' LIABILITY

     Our bylaws provide that we will indemnify our directors and executive officers and may indemnify our other officers, employees and other agents to the fullest extent permitted by Delaware law. We are also empowered under our bylaws to enter into indemnification contracts with our directors and officers and to purchase insurance on behalf of any person we are required or permitted to indemnify. Pursuant to this provision, we have entered into indemnification agreements with each of our directors and executive officers.

     We have obtained officer and director liability insurance to cover liabilities our officers and directors may incur in connection with their services to Caliper, including matters arising under the Securities Act. In addition, our certificate of incorporation provides that, to the fullest extent permitted by Delaware law, our directors will not be liable for monetary damages for breach of the directors' fiduciary duty of care to us and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances, equitable remedies including an injunction or other forms of non-monetary relief would remain available under Delaware law. Under current Delaware law, a director's liability to us or our stockholders may not be limited:

     - to any breach of the director's duty of loyalty to us or our stockholders

     - for acts or omissions not in good faith or involving intentional misconduct

     - for knowing violations of law

     - for any transaction from which the director derived an improper personal benefit

     - for improper transactions between the director and us

     - and for improper distributions to stockholders and loans to directors and officers

     This provision also does not affect a director's responsibilities under any other laws including the federal securities laws or state or federal environmental laws.

     There is no pending litigation or proceeding involving a director or officer of Caliper as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

EXECUTIVE COMPENSATION

     The following table presents summary information for the fiscal year ended December 31, 1999, regarding the compensation of our Chief Executive Officer and each of our four other most highly compensated executive officers whose salary and bonus for 1999 were in excess of $100,000. We did not have a Chief Executive Officer or Chief Financial Officer during 1998. Dr. Daniel L. Kisner joined Caliper in February 1999 as our President and Chief Executive Officer, and Mr. James L. Knighton joined Caliper in September 1999 as our Chief Financial Officer. See "-- Employment Agreements" below for a description of Dr. Kisner's and Mr. Knighton's employment arrangements.

                           SUMMARY COMPENSATION TABLE

                                                                      LONG-TERM
                                                                     COMPENSATION
                                                                        AWARDS
                                                                     ------------
                                             ANNUAL COMPENSATION      SECURITIES
                                             --------------------     UNDERLYING      ALL OTHER
     NAME AND PRINCIPAL POSITION       YEAR   SALARY      BONUS        OPTIONS       COMPENSATION
     ---------------------------       ----  --------    --------    ------------    ------------
Daniel L. Kisner, M.D. ..............  1999  $293,013    $175,000      641,025         $418,270
  President and Chief Executive
  Officer
Calvin Y. H. Chow....................  1999   235,816      45,198       96,153               --
  Chief Operating Officer              1998   194,775      38,000       64,102               --
Michael R. Knapp, Ph.D. .............  1999   203,952      29,475       57,692               --
  Vice President of Science            1998   165,746      22,000       32,051               --
  and Technology
J. Wallace Parce, Ph.D. .............  1999   203,952      29,475       57,692               --
  Vice President of Research           1998   186,200      22,000       32,051               --
William M. Wright III................  1999   166,077      19,201       19,230               --
  Vice President of Operations         1998    43,695          --       51,282               --

     Dr. Kisner's all other compensation amount consists of $246,370 paid by us for relocation assistance and related taxes, $98,228 related to forgiveness of a portion of Dr. Kisner's housing loan and $73,672 paid by us for income taxes payable on the loan forgiveness. Mr. Chow's 1998 bonus figure includes $19,000 received in cash and 19,644 shares of common stock received in lieu of cash. Dr. Knapp's 1998 bonus figure includes $14,740 received in cash and 7,506 shares of common stock received in lieu of cash. Dr. Parce's 1998 bonus figure includes $14,740 received in cash and 7,506 shares of common stock received in lieu of cash.

                        OPTION GRANTS IN FISCAL YEAR 1999

     The following table presents each grant of stock options during the fiscal year ended December 31, 1999, to each of the individuals listed in the Summary Compensation Table.

     The exercise price of each option was equal to the fair market value of our common stock as valued by the board of directors on the date of grant.

     The exercise price may be paid in cash, promissory notes, in shares of our common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares. The option granted to Dr. Kisner vests as to 1/60th of the shares each month. The options granted to Messrs. Chow and Wright, and Drs. Knapp and Parce vest as to 20% one year from the date of grant and 1/60th per month thereafter. Each of the options has a ten-year term, subject to earlier termination if the optionee's service with us ceases. Under certain circumstances following a change of control, the vesting of such option grants may accelerate and become immediately exercisable.

See the section entitled "-- Employment Agreements" for a description of our agreements with Dr. Kisner concerning stock options that have been granted to him.

     The potential realizable value is calculated based on the ten-year term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by:

     - multiplying the number of shares of common stock under the option by the price of our common stock in our initial public offering of $16.00 per share

     - assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the options

     - subtracting from that result the aggregate option exercise price

     Percentages shown under "Percentage of Total Options Granted in 1999" are based on an aggregate of 1,728,454 options granted to employees, consultants and directors of Caliper under our stock option plans during 1999.

                                                                                          POTENTIAL REALIZABLE
                                         INDIVIDUAL GRANTS                                  VALUE AT ASSUMED
                            --------------------------------------------                     ANNUAL RATES OF
                            NUMBER OF                                                          STOCK PRICE
                            SECURITIES                                                      APPRECIATION FOR
                            UNDERLYING   PERCENTAGE OF TOTAL   EXERCISE                        OPTION TERM
                             OPTIONS           OPTIONS         PRICE PER   EXPIRATION   -------------------------
NAME                         GRANTED       GRANTED IN 1999       SHARE        DATE          5%            10%
----                        ----------   -------------------   ---------   ----------   -----------   -----------
Daniel L. Kisner, M.D. ....  641,025            37.09%           $0.97      02/28/09    $16,084,800   $25,980,666
Calvin Y. H. Chow..........   96,153             5.56             3.12      10/01/09    $ 2,205,973   $ 3,690,341
Michael R. Knapp, Ph.D. ...   57,692             3.34             3.12      10/01/09    $ 1,323,588   $ 2,214,212
J. Wallace Parce, Ph.D. ...   57,692             3.34             3.12      10/01/09    $ 1,323,588   $ 2,214,212
William M. Wright III......   19,230             1.11             3.12      10/01/09    $   441,181   $   738,045

   AGGREGATE OPTION EXERCISES IN 1999 AND OPTION VALUES AT DECEMBER 31, 1999

     The following table presents the aggregate option exercises during 1999, and the number and value of securities underlying unexercised options that are held as of December 31, 1999, by each of the individuals listed in the Summary Compensation Table.

     Amounts shown under the column "Value Realized" are based on the fair market value of our common stock as determined by our board of directors on the date of exercise less the exercise price, and amounts shown under the column "Value of Unexercised In-the-Money Options at December 31, 1999" are based on $66.75 per share, which was the last reported sale price of our stock on December 31, 1999, in each case without taking into account any taxes that may be payable in connection with the transaction, multiplied by the number of shares underlying the option, less the exercise price paid or payable for these shares.

                                                                 NUMBER OF SECURITIES
                                                                UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                      OPTIONS AT              IN-THE-MONEY OPTIONS AT
                                       SHARES                      DECEMBER 31, 1999             DECEMBER 31, 1999
                                     ACQUIRED ON    VALUE     ---------------------------   ---------------------------
NAME                                  EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                 -----------   --------   -----------   -------------   -----------   -------------
Daniel L. Kisner, M.D. ............    64,101      $    --      42,736         534,188      $2,811,294     $35,140,382
Calvin Y. H. Chow..................    44,689       21,554       7,521         173,429         496,567      11,213,418
Michael R. Knapp, Ph.D. ...........    39,297       20,327      12,328         110,930         812,785       7,184,858
J. Wallace Parce, Ph.D. ...........    31,869       13,954      11,793         111,465         777,324       7,220,319
William M. Wright III..............    10,256        6,080       2,564          57,692         168,667       3,753,743

EMPLOYMENT AGREEMENTS

     In January 1999, we entered into an employment agreement with Daniel L. Kisner, M.D. to serve as our President and Chief Executive Officer at a base salary of $350,000 a year starting on February 28, 1999, with an annual discretionary bonus of up to 50% of his base salary based upon specific objectives to be agreed upon by Dr. Kisner and the board. Pursuant to the employment agreement, Dr. Kisner received an option to purchase 641,025 shares of our common stock at an exercise price of $0.97 per share. This option vests over a period of five years in 60 equal monthly installments. In addition, Dr. Kisner is entitled to a housing loan of up to $500,000 which may be forgiven over time, and monthly mortgage assistance to support a $500,000 mortgage, plus additional payments to compensate for the tax payable on these portions of his compensation. In July 1999, we loaned Dr. Kisner $425,000 with an annual interest rate of 5.96%. In connection with Dr. Kisner's 1999 performance review, a total of $98,228 of his housing loan and associated interest was forgiven. In addition, Dr. Kisner was reimbursed $73,672 for the income tax payable on the loan forgiveness. The employment agreement is at-will and contains a non-solicitation agreement. This agreement also provides that if Dr. Kisner is terminated without cause or Dr. Kisner voluntarily terminates his employment after a constructive termination, he will be paid his then current salary for 12 months in monthly installments or until he becomes employed, whichever is earlier, and a portion of his options will be partially accelerated.

     In September 1999, we entered into an employment agreement with James L. Knighton to serve as our Chief Financial Officer at a base salary of $245,000 a year starting in September, 1999, with a sign-on bonus of $50,000 and an annual discretionary bonus set by the board based upon specific objectives to be determined, with a minimum bonus of 30% of his base salary guaranteed during the first 12 months of employment. In addition, pursuant to the employment agreement, Mr. Knighton received a stock bonus equal to 6,250 shares in June 2000 when our common stock traded at or above $20.00 per share for six consecutive months. Pursuant to the employment agreement, Mr. Knighton received an option to purchase 269,230 shares of our common stock at an exercise price of $3.12 per share, plus a bonus payable at the time of exercise in the amount of $1.56 per share of stock exercised, plus an additional amount to cover taxes on the bonus. Mr. Knighton's stock option was approved by our board in October 1999. In addition, Mr. Knighton is entitled to a housing loan of up to $500,000. The employment agreement is at-will, and provides that if Mr. Knighton is terminated without cause or Mr. Knighton voluntarily terminates his employment after a constructive termination, he will be paid his base salary for 12 months in monthly installments or until he becomes employed, whichever is earlier, and a portion of his options will be partially accelerated.

EMPLOYEE BENEFIT PLANS

  1999 Equity Incentive Plan

     We adopted our 1999 equity incentive plan in October 1999. The incentive plan is an amendment and restatement of our 1996 stock incentive plan and will terminate in 2009 unless the board terminates it sooner.

     Share Reserve. We have reserved a total of 5,439,198 shares of our common stock for issuance under the 1999 equity incentive plan. This number includes 1,439,198 shares which were added to the reserve in June 2000 pursuant to the automatic annual increase discussed below. As of August 31, 2000, under the 1999 equity incentive plan (a) options to purchase 2,926,765 shares of common stock were outstanding, (b) options to purchase 741,170 shares had been exercised, and
(c) a stock bonus of 6,250 had been awarded. If the recipient of a stock award does not purchase the shares under the stock award before the stock award expires or otherwise terminates, the shares that are not purchased again become available for issuance under the incentive plan.

     On the day after each annual meeting of our stockholders for 10 years, beginning in 2000, the number of shares in the reserve automatically will be increased by the greater of:

     - 5% of our outstanding shares on a fully-diluted basis; or

     - that number of shares that could be issued under awards granted under the incentive plan during the prior 12-month period.

The automatic share reserve increase in the aggregate may not exceed 12,820,000 shares over the 10-year period.

     Effect on Options of a Merger. If we dissolve or liquidate, then outstanding stock awards will terminate immediately prior to the event. If we sell, lease or dispose of all, or substantially all, of our assets, or are acquired pursuant to a merger or consolidation then, the surviving entity will either assume or substitute all outstanding awards under the incentive plan. If it declines to do so, then generally the vesting and exercisability of the stock awards will accelerate.

  1996 Equity Incentive Plan

     Our 1996 equity incentive plan was adopted by the board of directors in January 1996 and approved by the stockholders in August 1996. The board authorized and reserved an aggregate of 705,128 shares of Caliper common stock for issuance under the 1996 equity incentive plan. The 1996 equity incentive plan provides for the grant of incentive stock options to employees and nonstatutory stock options to employees, directors and consultants of Caliper and its affiliates. The 1996 equity incentive plan provides that it will be administered by the board, or a committee appointed by the board, which determines recipients and types of options to be granted, including number of shares under the option and the exercisability of the shares.

     As of August 31, 2000, under the 1996 equity incentive plan (a) options to purchase 76,365 shares of common stock were outstanding and (b) options to purchase 127,933 shares had been exercised. In July 1996, the board voted that no additional grants would be made under the 1996 equity incentive plan.

     Effect on Options of a Merger. If we dissolve or liquidate, then outstanding stock awards will terminate immediately prior to the event. If we sell, lease or dispose of all, or substantially all, of our assets, or are acquired pursuant to a merger or consolidation then, the surviving entity will either assume or substitute all outstanding awards under the incentive plan. If it declines to do so, then generally the vesting and exercisability of the stock awards will accelerate.

  1999 Non-Employee Directors' Stock Option Plan

     We adopted the 1999 non-employee directors' stock option plan in October 1999. The directors' plan provides for the automatic grant to our non-employee directors of options to purchase shares of our common stock. The directors' plan will terminate in 2009 unless the board terminates it sooner.

     Share Reserve. We have reserved a total of 269,496 shares of our common stock for issuance under the directors' plan. The number includes 69,496 shares which were added to the reserve in June 2000 pursuant to the automatic annual increase discussed below. As of June 30, 2000, under the 1999 non-employee directors' stock option plan (a) options to purchase 22,400 shares of common stock were outstanding and (b) no options had been exercised. On the day after each annual meeting of our stockholders, for 10 years, starting in 2000, the share reserve will automatically be increased by a number of shares equal to the greater of:

     - 0.3% of our outstanding shares on a fully-diluted basis, or

     - that number of shares that could be issued under options granted under the directors' plan during the prior 12-month period.

     If an optionholder does not purchase the shares under the option before the option expires or otherwise terminates, the shares that are not purchased again become available for issuance under the directors' plan.

     Eligibility and Option Terms. Each person who is first elected or appointed as a non-employee director after December 1999 will automatically receive an option for 20,000 shares. The initial grant will be fully exercisable upon date of grant and will vest monthly over 5 years.

     In addition, on the day after each of our annual meetings of the stockholders, starting with the annual meeting in 2000, each non-employee director will automatically receive another option if the recipient has been a non-employee director for at least the prior six months. The annual grant will cover 6,400 shares for the chairman of the board and 3,200 shares otherwise, will be fully exercisable upon date of grant and will vest in 12 months. Options have an exercise price equal to 100% of the fair market value of our common stock on the grant date. The option term is 10 years.

     Effect on Options of a Merger. If we dissolve or liquidate, then outstanding options will terminate immediately prior to the event. If we sell, lease or dispose of all, or substantially all, of our assets, or are acquired pursuant to a merger or consolidation then, the surviving entity will either assume or replace all outstanding options under the directors' plan. If it declines to do so, then generally the vesting and exercisability of the options will accelerate. However, if an option is assumed or replaced but the optionholder is not elected to the board of directors of the acquiring or surviving corporation at the first meeting of the board after the event, then the vesting of that option will accelerate by 18 months.

  1999 Employee Stock Purchase Plan

     We adopted the 1999 employee stock purchase plan in October 1999. The purchase plan has no set termination date. It will terminate when all of the shares reserved under it have been issued unless the board terminates it earlier.

     Share Reserve. We authorized the issuance of 415,827 shares of our common stock pursuant to purchase rights granted to eligible employees under the purchase plan. This number includes 115,827 shares which were added to the reserve in June 2000 pursuant to the automatic annual increase discussed below. As of August 31, 2000, under the 1999 employee stock purchase plan, 32,366 shares had been purchased. On the day after each annual meeting of our stockholders for 10 years, beginning in 2000, the number of shares in the reserve automatically will be increased by the greater of:

     - 0.5% of our outstanding shares on a fully-diluted basis, or

     - that number of shares that have been issued under the purchase plan during the prior 12-month period.

     The automatic share reserve increase in the aggregate may not exceed 3,000,000 shares over the 10-year period.

     Eligibility. We intend to qualify the purchase plan as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. The purchase plan provides a means by which eligible employees may purchase our common stock through payroll deductions. We implement the purchase plan by offerings of purchase rights to eligible employees. Generally, all of our full-time employees and full-time employees of our affiliates incorporated in the United States who have been employed for at least 10 days may participate in offerings under the purchase plan. However, no employee may participate in the purchase plan if immediately after we grant the employee a purchase right, the employee has voting power over 5% or more of our outstanding capital stock.

     Offerings. Under the purchase plan, the board may specify offerings of up to 27 months. Unless the board otherwise determines, common stock is purchased for accounts of participating employees at a price per share equal to the lower of:

     - 85% of the fair market value of a share on the first day of the offering, or

     - 85% of the fair market value of a share on the purchase date.

     The board may provide that employees who become eligible to participate after the offering period begins nevertheless may enroll in the offering. These employees will purchase our stock at the lower of:

     - 85% of the fair market value of a share on the day they began participating in the purchase plan, or

     - 85% of the fair market value of a share on the purchase date.

     Participating employees may authorize payroll deductions of up to 10% of their compensation for the purchase of stock under the purchase plan. Employees may end their participation in the offering at any time up to 10 days before a purchase period ends. Their participation ends automatically on termination of their employment.

     Other Provisions. The board may grant eligible employees purchase rights under the purchase plan only if the purchase rights together with any other purchase rights granted under other employee stock purchase plans established by us or by our affiliates, if any, do not permit the employee's rights to purchase our stock to accrue at a rate which exceeds $25,000 of fair market value of our stock for each calendar year in which the purchase rights are outstanding.

     If we sell, lease or dispose of all, or substantially all, of our assets, or are acquired pursuant to a merger or acquisition then, the board may provide that the successor corporation will assume or substitute for outstanding purchase rights. Alternatively, the board may shorten the offering period and provide that our stock will be purchased for the participants immediately before the event.

  401(k) Plan and Deferred Compensation Plan

     We maintain a retirement and deferred savings plan for our employees that is intended to qualify as a tax-qualified plan under the Internal Revenue Code. The 401(k) Plan provides that each participant may contribute up to a statutory limit, which is $10,500 in calendar year 2000. We have also established a deferred compensation plan, which is an unfunded plan established primarily for the purpose of providing deferred compensation for our executive officers and highly compensated employees. Under the terms of the plan, participants in the plan are permitted to defer receipt and therefore income taxation on a portion or all of their taxable wages from Caliper until they terminate their employment with Caliper.

              TRANSACTIONS WITH EXECUTIVE OFFICERS, DIRECTORS AND
                           FIVE PERCENT STOCKHOLDERS

     The following executive officers, directors or holders of more than five percent of our voting securities purchased since September 1, 1997 securities in the amounts as of the dates shown below. Upon the completion of our initial public offering in December 1999, each share of our preferred stock converted into one share of common stock.

                                                                                   SERIES E
                                                                   COMMON          PREFERRED
                                                                    STOCK            STOCK
                                                              -----------------    ---------
DIRECTORS AND EXECUTIVE OFFICERS
Daniel L. Kisner, M.D.......................................             79,101          --
Calvin Y. H. Chow...........................................             65,385          --
James L. Knighton...........................................              7,304          --
Michael R. Knapp, Ph.D......................................             86,140          --
J. Wallace Parce, Ph.D......................................             39,374          --
E. William Radany, Ph.D. ...................................                695          --
William M. Wright III.......................................             14,460          --
David V. Milligan, Ph.D.....................................             76,922          --
Regis P. McKenna............................................             19,230          --

5% STOCKHOLDERS
Lombard Odier & Cie.........................................                        224,359
Price Per Share.............................................  $0.1092 to $37.94       $9.36
Date(s) of Purchase.........................................       9/97 to 9/00        5/98

     We have entered into the following agreements with our executive officers, directors and holders of more than five percent of our voting securities.

     Amended and Restated Investors' Rights Agreement. Caliper and its former preferred stockholders entered into an agreement pursuant to which some of these stockholders possess registration rights with respect to their shares of common stock.

     MPM Capital Advisors LLC Agreement. On July 24, 1997, we entered into an agreement with MPM Capital Advisors LLC. Under the terms of this agreement, MPM agreed to develop a strategic overview and business plan for Caliper. In consideration for these services we paid MPM $125,000 and issued 39,262 shares of our common stock. This agreement was terminated on April 23, 1998. Michael Steinmetz, Ph.D., one of our directors, is a partner of MPM Asset Management LLC.

     David V. Milligan, Ph.D. Consulting Agreement. As part of our ongoing program of research and development, we entered into a twelve-month consulting agreement with Dr. David V. Milligan, our Chairman of the Board, effective April 30, 1997. The term of this agreement may be renewed annually for up to five years. Under the terms of this agreement, Dr. Milligan has agreed to provide consultation and advice concerning our core competitive strengths and the development of optimal growth strategies. In exchange, we have agreed to pay Dr. Milligan $80,000 per year and granted Dr. Milligan a stock option to purchase 64,102 shares of our common stock at $0.47 per share. This option vests monthly over a period of five years. This agreement has been renewed and remains in effect. We have also granted Dr. Milligan stock options in connection with his services as one of our directors. See "Management -- Director Compensation."

     Regis P. McKenna Consulting Agreement. We entered into a twelve-month consulting agreement with Regis P. McKenna, one of our directors, on April 30, 1997. Under the terms of this agreement, Mr. McKenna agreed to provide assistance in developing our technology and business strategies. In exchange, Mr. McKenna was allowed to purchase 19,230 shares of common stock at $0.62 per share. In July 1998, Mr. McKenna was granted a stock option for 19,230 shares of common stock at $0.97 per share. In August 1999, Mr. McKenna was granted a stock option for 19,230 shares of common stock at $0.97 per share. In June 2000, Mr. McKenna was granted a stock option for 19,230 shares of common stock at $58.0625 per share. This option vests in twelve equal monthly installments beginning in May 2000. This agreement has been renewed and remains in effect. We have also granted Mr. McKenna stock options in connection with his services as one of our directors. See "Management -- Director Compensation."

     Executive Employment Agreements. We have entered into employment contracts with Daniel L. Kisner, M.D. our President and Chief Executive Officer, and James
L. Knighton, our Chief Financial Officer. See "Management -- Employment Agreements."

     Indebtedness of Management. In March 1997, we loaned Michael R. Knapp, our Vice President of Science and Technology, $200,000 in connection with the purchase of a residence. The interest on this loan is 6.61% per year and begins to accrue on January 1, 2002. The principal and accrued interest is to be repaid in five equal annual installments beginning June 30, 2002. The promissory note will accelerate and become due and payable should Dr. Knapp's employment with us be terminated for any reason. The promissory note is full recourse and is secured by a deed of trust on the residence. In September 1999, we loaned Daniel
L. Kisner, M.D. our President and Chief Executive Officer, $425,000 in connection with the purchase of a residence. The loan has a maximum term of six years with an annual interest rate of 5.96%. The loan may be forgiven by our board based upon Dr. Kisner's performance over five years. In connection with Dr. Kisner's 1999 performance review, a total of $98,228 of his housing loan and associated interest was forgiven. In July 2000, Dr. Kisner drew down the remaining $75,000 available on the housing loan with us under the same terms as the September 1999 loan.

     Warrants. In August 1995, we entered into an agreement, as amended, with Michael R. Knapp, Ph.D., our Vice President of Science and Technology, under which we agreed to issue to Dr. Knapp two warrants, each for 19,230 shares of our common stock at $1.22 per share, upon the achievement of performance milestones. In October 1996, we issued to Dr. Knapp the first of the two warrants. In February 2000, we issued to Dr. Knapp the second of these two warrants. Dr. Knapp exercised these two warrants in July 2000.

     Stock Options. In October 1996, in connection with his services as a consultant to us, we granted to Charles M. Hartman, one of our directors, a stock option to purchase 7,692 shares of common stock at an exercise price $0.47 per share. In June 2000, we granted each of our non-employee directors an option to purchase 3,200 shares of common stock at an exercise price of $58.50 per share and Dr. Milligan, our Chairman of the Board, was granted an option to purchase 6,400 shares of common stock at an exercise price of $58.50 per share.

     We believe that all of the transactions described above were made on terms no less favorable to Caliper than could have been obtained from unaffiliated third parties. All future transactions, including loans, between Caliper and its officers, directors, principal stockholders and their affiliates will be approved by a majority of the board of directors, including a majority of the independent and disinterested directors, and will continue to be on terms no less favorable to Caliper than could be obtained from unaffiliated third parties.

     Indemnification Agreements. We have entered into indemnification agreements with our directors and officers for the indemnification of these persons to the full extent permitted by law. We also intend to execute these agreements with our future directors and officers.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following tables present information regarding the beneficial ownership of our common stock as of August 31, 2000 by:

     - each of the individuals listed in the "Summary Compensation Table" above

     - each of our directors

     - all current directors and executive officers as a group

     - each person, or group of affiliated persons, who is known by us to own beneficially five percent or more of our common stock

     - each selling stockholder

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock under options held by that person that are currently exercisable or exercisable within 60 days of August 31, 2000 are considered outstanding. These shares, however, are not considered outstanding when computing the percentage ownership of each other person.

     Except as indicated in the footnotes to these tables and pursuant to state community property laws, each stockholder named in the tables has sole voting and investment power for the shares shown as beneficially owned by them. Percentage of ownership is based on 23,537,704 shares of common stock outstanding on August 31, 2000. None of our directors, executive officers or 5% stockholders is offering any shares of common stock pursuant to this prospectus. Unless otherwise indicated in the footnotes, the address of each of the individuals and entities named below is: c/o Caliper Technologies Corp., 605 Fairchild Drive, Mountain View, California 94043.

PRINCIPAL STOCKHOLDERS

                                                                             SHARES ISSUABLE
                                                                               PURSUANT TO
                                                                               OPTIONS AND        SHARES
                                                                                WARRANTS        CALIPER MAY     PERCENTAGE
                                                                               EXERCISABLE      REPURCHASE     BENEFICIALLY
                                                                                 WITHIN           WITHIN          OWNED
                                                           NUMBER OF           60 DAYS OF       60 DAYS OF    --------------
                                                      SHARES BENEFICIALLY      AUGUST 31,       AUGUST 31,      BEFORE AND
              NAME OF BENEFICIAL OWNER                       OWNED                2000             2000       AFTER OFFERING
              ------------------------                -------------------   -----------------   -----------   --------------
DIRECTORS AND EXECUTIVE OFFICERS
Daniel L. Kisner, M.D.(1)...........................         198,674             134,573              --              *
Calvin Y. H. Chow(2)................................         238,735              49,826              --            1.0%
Michael R. Knapp, Ph.D..............................         275,377              40,958              --            1.2%
J. Wallace Parce, Ph.D.(3)..........................         223,644              40,424              --            1.0
William M. Wright III...............................          22,727              11,777              --              *
David V. Milligan, Ph.D.(4).........................         102,562               6,410          22,757              *
Anthony B. Evnin, Ph.D.(5)..........................       1,417,571                  --              --            6.0%
Charles M. Hartman(6)...............................         853,692                  --              --            3.6%
Regis P. McKenna(7).................................         108,970              57,689              --              *
Robert T. Nelsen(8).................................          62,650                  --              --              *
Michael Steinmetz, Ph.D.(9).........................         310,444                  --              --            1.3%
All directors and executive officers as a group (14
  persons)(11)......................................       3,881,377             399,989          22,757           16.2%

5% STOCKHOLDERS
Venrock Associates(5)...............................       1,389,322                  --              --            5.9%
Lombard Odier & Cie(10).............................       1,755,748                  --              --            7.5%

---------------
  *  Represents beneficial ownership of less than 1 percent.

 (1) Includes 38,461 shares held by The Kisner Revocable Trust u/a/d 9/23/99, of which Dr. Kisner is a trustee, 12,820 shares held by The Jordan Renee Kisner Exempt Irrevocable Trust u/a/d 9/23/99, of which Dr. Kisner is a trustee and 12,820 shares held by The Griffin Daniel Kisner Exempt Irrevocable Trust u/a/d 9/23/99, of which Dr. Kisner is a trustee.

 (2) Includes 25,872 shares that are held by Tiffany Chow, 12,820 shares held by Harrison Chow and 12,820 shares held by Stephanie Chow, the children of Mr. Chow.

 (3) Includes 12,820 shares held by Charles Andrew Parce and 12,820 shares held by Laura Marie Parce, the children of Dr. Parce.

 (4) Includes of 96,152 shares held by The David V. Milligan Trust, of which Dr. Milligan is a trustee.

 (5) Includes of 827,618 shares held by Venrock Associates, and 561,704 shares held by Venrock Associates II, L.P. Venrock Associates is located at 30 Rockefeller Plaza, Suite 5508, New York, NY 10112. Dr. Evnin, David R. Hathaway, Patrick F. Latterell, Ted H. McCourtney, Ray A. Rothrock, Kimberley A. Rummelsburg, Anthony Sun and Michael F. Tyrell are general partners of Venrock Associates and disclaim beneficial ownership of these shares except to the extent of each of their proportionate partnership interest in these shares.

 (6) Includes 755,737 shares held by CW Ventures II, L.P. CW Group is located at 1041 Third Avenue, 2nd Floor, New York, NY 10021. Mr. Hartman, Barry Weinberg and Walter Channing are general partners of CW Ventures and disclaim beneficial ownership of these shares except to the extent of each of their proportionate partnership interest in these shares.

 (7) Includes 51,281 shares held by The Regis P. and Dianne T. McKenna Trust, of which Mr. McKenna is a trustee.

 (8) Includes 36,990 shares held by ARCH Venture Fund II, L.P., a limited partnership managed by ARCH Management Partners II, L.P. ARCH Venture Partners, L.P. is the general partner of ARCH Management Partners II, L.P. Mr. Nelsen, is the Managing Director of ARCH Venture Corporation, which is the general partner of ARCH Venture Partners, L.P. Messrs. Steven Lazarus and Keith Crandell are each a Managing Director of ARCH Venture Partners, L.P. ARCH Venture Fund II, L.P. is located at 8725 W. Higgins Road, Suite 290, Chicago, Illinois 60631. Messrs. Nelsen, Lazarus and Crandell each disclaim beneficial ownership of these shares except to the extent of each of their pecuniary interest in these shares.

 (9) Includes 300,660 shares held by BB BioVentures, L.P. BB BioVentures, L.P. is located at One Cambridge Center, 9th Floor, Cambridge, MA 02142. Dr. Steinmetz is a partner of MPM Asset Management LLC, the management advisor of BB BioVentures, L.P. Dr. Steinmetz disclaims beneficial ownership of these shares. Also includes 9,784 shares held by MPM Capital Advisors LLC, a wholly owned subsidiary of MPM Capital L.P. MPM Capital L.P. also owns 51% of MPM Asset Management LLC. Dr. Steinmetz disclaims beneficial ownership of these shares except to the extent of his proportional partnership interest in these shares. Ansbert Gadicke is the managing director of BAB BioVentures, N.V., the general partner of BAB BioVentures L.P., which is the general partner of BB BioVentures, L.P. Mr. Gadicke disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these shares.

(10) Lombard Odier & Cie is located at 11, Rue de la Corraterie, 1204 Geneva, Switzerland. Lombard Odier & Cie is a private Swiss banking institution. Approximately 88% of the shares held by Lombard Odier & Cie are held for Lombard Odier Immunology Fund, with the remaining being held for private banking clients. There is no one single person at Lombard Odier & Cie that exercises voting control over the shares held by Lombard Odier & Cie. Voting of the shares is conducted by an internal mechanism at Lombard Odier & Cie which requires, prior to any vote, that two of more than two hundred designated employees sign on behalf of Lombard Odier & Cie. In addition, any one of eight managing partners could sign on behalf of Lombard Odier & Cie without a separate concurring signature.

(11) Total number of shares includes 2,492,493 shares of common stock held by entities affiliated with directors and executive officers. See footnotes 1 through 9 above.

SELLING STOCKHOLDERS

                                               SHARES BENEFICIALLY                       SHARES BENEFICIALLY
                                                OWNED PRIOR TO THE                       OWNED SUBSEQUENT TO
                                                     OFFERING          SHARES OFFERED        THE OFFERING
                                               --------------------       BY THIS        --------------------
         NAME OF SELLING STOCKHOLDER            SHARES      PERCENT      PROSPECTUS       SHARES      PERCENT
         ---------------------------           ---------    -------    --------------    ---------    -------
Caduceus Capital Trust.......................    135,000        *           35,000         100,000        *
Caduceus Capital II, L.P.....................     93,500        *           48,500          45,000        *
PW Eucalyptus Fund, LLC......................    225,000        *           75,000         150,000        *
PW Eucalyptus Fund, Ltd......................     12,500        *            5,000           7,500        *
Finsbury Worldwide Pharmaceutical Trust......    100,000        *           36,500          63,500        *
Eaton Vance Worldwide Health Sciences
  Portfolio..................................    500,000      2.1%         200,000         300,000      1.3%
DWS Investment...............................    350,000      1.5          250,000         100,000        *
Alliance Select Investors
  Series -- Biotechnology Portfolio..........    200,000        *          200,000              --        *
Berger Small Company Growth Fund.............    150,000        *          150,000              --        *
Berger IPT -- Small Company Growth Fund......        500        *              500              --        *
Berger New Generation Fund...................    154,400        *           37,250         117,150        *
Berger IPT -- New Generation Fund............        660        *              250             410        *
Berger Mid Cap Growth Fund...................     12,000        *           12,000              --        *
SMALLCAP World Fund, Inc.....................    460,000      2.0          200,000         260,000      1.1
The Kaufmann Fund............................    200,000        *          200,000              --        *
Lone Balsam, L.P. ...........................     15,800        *           15,800              --        *
Lone Sequoia, L.P. ..........................     13,200        *           13,200              --        *
Lone Spruce, L.P. ...........................      7,200        *            7,200              --        *
Lone Cypress, Ltd. ..........................    163,800        *          163,800              --        *
Baystar International, LTD...................     37,500        *           37,500              --        *
Baystar Capital, L.P. .......................     87,500        *           87,500              --        *
UBS O'Connor LLC f/b/o UBS Global Equity
  Arbitrage Master Limited...................    180,000        *          100,000          80,000        *
Galleon Healthcare Offshore, Ltd. ...........     42,500        *           42,500              --        *
Galleon Healthcare Partners, L.P. ...........     42,500        *           42,500              --        *
Phoenix -- Engemann Small & Mid-Cap Growth
  Fund.......................................     85,780        *           45,780          40,000        *
Phoenix -- Engemann Small Cap Fund...........     70,000        *           39,000          31,000        *
The Phoenix Edge Series Fund:
  Phoenix -- Engemann Small & Mid-Cap Growth
    Series...................................        220        *              220              --        *
S.A.C. Capital Associates, LLC...............     45,000        *           45,000              --        *
S.A.C. Healthco Fund, LLC....................     30,000        *           30,000              --        *
Clariden Bank as Custodian for the Clariden
  Biotechnology Equity Fund..................     40,000        *           40,000              --        *
3i Bioscience Investment Trust PLC...........     30,000        *           30,000              --        *
United Capital Management, Inc. .............     30,000        *           30,000              --        *
Investment 10 LLC............................      1,600        *            1,600              --        *
Biotechnology Value Fund II, L.P. ...........      8,000        *            8,000              --        *
Biotechnology Value Fund, L.P. ..............     10,400        *           10,400              --        *
KBC Bank.....................................     20,665        *           20,000             665        *
Narragansett I, LP...........................      8,600        *            8,600              --        *
Narragansett Offshore Ltd. ..................     11,400        *           11,400              --        *
The Aries Master Fund II.....................     44,362        *           11,673          32,689        *
Aries Domestic Fund, L.P. ...................     23,762        *            6,347          17,415        *
Aries Domestic Fund II, L.P. ................      6,876        *            1,980           4,896        *
                                               ---------                 ---------       ---------
         Total...............................  3,650,225     15.5%       2,300,000       1,350,225      5.7%

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 70,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value.

COMMON STOCK

     As of August 31, 2000, there were 23,537,704 shares of common stock outstanding held of record by approximately 216 stockholders. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of common stock are entitled to receive ratably any dividends as may be declared by the board of directors out of legally available funds, after the superior rights of the holders of preferred stock have been satisfied. See "Dividend Policy." Upon a liquidation, dissolution or winding up of Caliper, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and amounts due to the holders of preferred stock as described below. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions that apply to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and non-assessable.

PREFERRED STOCK

     The board of directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of a series, without any further vote or action by the stockholders. The board of directors, without stockholder approval, can issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of Caliper. We have no present plan to issue any shares of preferred stock.

WARRANTS

     As of August 31, 2000, two warrants to purchase a total of 38,460 shares of common stock were outstanding at an exercise price of $1.22 per share. One of these warrants expires on January 17, 2006 and the other expires on October 11, 2006. Each warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares that may be issued upon the exercise of the warrants if a stock dividend, stock split, reorganization, reclassification or consolidation occurs.

ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW AND CHARTER PROVISIONS

  Delaware Law

     In general, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

     - prior to the date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

     - on or subsequent to the date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines "business combination" to include:

     - any merger or consolidation involving the corporation and the interested stockholder;

     - any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

     - in general, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

     - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

  Charter Provisions

     Our certificate of incorporation and bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of Caliper. First, our certificate of incorporation provides that all stockholder actions upon completion of this offering must be effected at a duly called meeting of holders and not by a consent in writing. Second, our bylaws provide that special meetings of the holders may be called only by the chairman of the board of directors, the chief executive officer, or our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors. Third, our certificate of incorporation provides that our board of directors can issue up to 5,000,000 shares of preferred stock, as described under "-- Preferred Stock" above. Fourth, our certificate of incorporation and the bylaws provide for a classified board of directors, in which approximately one-third of the directors would be elected each year. Consequently, any potential acquiror would need to successfully complete two proxy contests in order to take control of the board of directors. Finally, our bylaws establish procedures, including advance notice procedures with regard to the nomination of candidates for election as directors and stockholder proposals. These provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control or management of Caliper.

TRANSFER AGENT AND REGISTRAR

     Wells Fargo Bank Minnesota, N.A. is the transfer agent and registrar for our common stock.

NATIONAL MARKET LISTING

     Our common stock is listed on the Nasdaq Stock Market's National Market under the symbol "CALP."

                              PLAN OF DISTRIBUTION

     The shares of common stock offered by the selling stockholders may be sold from time to time to purchasers directly by any of the selling stockholders acting as principal for its own account in one or more transactions at a fixed price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Alternatively, any of the selling stockholders may from time to time offer the common stock through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling stockholders and/or the purchasers of shares for whom they may act as agent. Sales may be made on the Nasdaq National Market or in private transactions. In addition to sales of common stock pursuant to the registration statement of which this prospectus is a part, the selling stockholders may sell such common stock in compliance with Rule 144 promulgated under the Securities Act of 1933.

     We are registering the shares of common stock on behalf of the selling stockholders. From time to time one or more of the selling stockholders may transfer, pledge, donate or assign such selling stockholders' shares of common stock to lenders or others and each of such persons will be deemed to be a "selling stockholder" for purposes of this prospectus. The number of selling stockholders' shares of common stock beneficially owned by those selling stockholders who so transfer, pledge, donate or assign shares of common stock will decrease as and when they take such actions. The plan of distribution for selling stockholders' shares of common stock sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders under this prospectus.

     The selling stockholders and any agents, broker-dealers or underwriters that participate in the distribution of the common stock offered hereby may be deemed to be underwriters within the meaning of the Securities Act of 1933, and any discounts, commissions or concessions received by them and any profit on the resale of the common stock purchased by them might be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

     Under the Securities Exchange Act of 1934, any person engaged in a distribution of the common stock may not simultaneously engage in market-making activities with respect to the common stock for five business days prior to the start of the distribution. In addition, each selling stockholder and any other person participating in a distribution will be subject to the Securities Exchange Act of 1934 which may limit the timing of purchases and sales of common stock by the selling stockholders or any such other person. These factors may affect the marketability of the common stock and the ability of brokers or dealers to engage in market-making activities.

     We will pay substantially all of the expenses incident to the offering and sale of the common stock to the public, other than commissions, concessions and discounts of underwriters, dealers or agents. Such expenses, excluding such commissions and discounts, are estimated to be $200,000. The stock purchase agreement that the selling stockholders have entered into with us provide for cross-indemnification of the selling stockholders the extent permitted by law, for losses, claims, damages, liabilities and expenses arising, under certain circumstances, out of any registration of the common stock.

                                 LEGAL MATTERS

     The validity of the common stock offered by this prospectus will be passed upon by Cooley Godward LLP, Palo Alto, California. As of the date of this prospectus, partners and associates of Cooley Godward LLP own an aggregate of approximately 92 shares of common stock through an investment partnership and attorneys own approximately 2,334 shares of common stock directly.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, as set forth in their report. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933 regarding the shares of common stock offered by us. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the Commission. For further information on Caliper and the common stock offered, reference is made to the registration statement, including the exhibits, and the financial statements and notes filed as a part of the registration statement. A copy of the registration statement, including the exhibits and the financial statements and notes filed as a part of it, may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon the payment of fees prescribed by it. The Securities and Exchange Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

                           CALIPER TECHNOLOGIES CORP.

                         INDEX TO FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors...........  F-2
Balance Sheets..............................................  F-3
Statements of Operations....................................  F-4
Statement of Redeemable Convertible Preferred Stock and
  Stockholders' Equity (Deficit)............................  F-5
Statements of Cash Flows....................................  F-6
Notes to Financial Statements...............................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Caliper Technologies Corp.

We have audited the accompanying balance sheets of Caliper Technologies Corp. as of December 31, 1998 and 1999, and the related statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caliper Technologies Corp. at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                                          /s/  ERNST & YOUNG LLP

Palo Alto, California
January 25, 2000

                           CALIPER TECHNOLOGIES CORP.

                                 BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                  DECEMBER 31,
                                                              --------------------     JUNE 30,
                                                                1998        1999         2000
                                                              --------    --------    -----------
                                                                                      (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  5,158    $ 44,772     $ 25,492
  Marketable securities.....................................    17,424      28,520       40,119
  Accounts receivable.......................................     1,082       1,055        1,238
  Inventories...............................................        --         287        1,799
  Prepaid expenses and other current assets.................       600         754        1,103
                                                              --------    --------     --------
Total current assets........................................    24,264      75,388       69,751
Marketable securities.......................................     8,470      26,924       24,468
Property and equipment, net.................................     2,796       5,346        5,372
Notes receivable from officers..............................       200         625          540
Other assets, net...........................................        --         564          689
                                                              --------    --------     --------
Total assets................................................  $ 35,730    $108,847     $100,820
                                                              ========    ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................  $    228    $  1,321     $  1,304
  Accrued compensation......................................       432       1,082        1,212
  Other accrued liabilities.................................       493       1,011        1,298
  Deferred revenue..........................................       626       2,210        2,644
  Current portion of equipment financing....................       881       1,454        1,638
                                                              --------    --------     --------
Total current liabilities...................................     2,660       7,078        8,096
Noncurrent portion of equipment financing...................     2,008       3,671        3,755
Deferred revenue............................................        --          --          594
Deferred rent...............................................        --         235          373
Commitments
Redeemable convertible preferred stock, $0.001 par value,
  issuable in series; 19,579,039 shares authorized in 1998
  and no shares authorized in 1999 and at June 30, 2000;
  11,703,692 shares issued and outstanding in 1998 and no
  shares issued and outstanding in 1999 and at June 30,
  2000; aggregate liquidation preference of $44,810 at
  December 31, 1998 and $0 at December 31, 1999 and June 30,
  2000......................................................    48,716          --           --
Stockholders' equity (deficit):
  Convertible preferred stock, $0.001 par value; 1,420,961
    shares authorized in 1998, 1999 and at June 30, 2000,
    respectively; 829,142 shares issued and outstanding in
    1998 and no shares issued and outstanding in 1999 and at
    June 30, 2000; aggregate liquidation preference of
    $1,009 at December 31, 1998 and $0 at December 31, 1999
    and at June 30, 2000....................................         1          --           --
  Preferred stock, $0.001 par value; 5,000,000 shares
    authorized in 1999; no shares issued and outstanding in
    1999 and at June 30, 2000...............................        --          --           --
  Common stock, $0.001 par value; 32,000,000 shares
    authorized in 1998 and 70,000,000 shares authorized in
    1999 and at June 30, 2000; 2,772,343, 21,002,095, and
    21,141,192 shares issued and outstanding in 1998, 1999,
    and at June 30, 2000 respectively.......................         3          21           21
  Additional paid-in capital................................     1,250     142,401      143,512
  Deferred stock compensation...............................      (500)     (9,317)      (6,674)
  Accumulated deficit.......................................   (18,408)    (35,109)     (48,651)
  Accumulated other comprehensive loss......................        --        (133)        (206)
                                                              --------    --------     --------
Total stockholders' equity (deficit)........................   (17,654)     97,863       88,002
                                                              --------    --------     --------
                                                              $ 35,730    $108,847     $100,820
                                                              ========    ========     ========

                            See accompanying notes.

                           CALIPER TECHNOLOGIES CORP.

                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                            SIX MONTHS ENDED
                                            YEARS ENDED DECEMBER 31,            JUNE 30,
                                         ------------------------------    -------------------
                                          1997       1998        1999       1999        2000
                                         -------    -------    --------    -------    --------
                                                                               (UNAUDITED)
Revenue................................  $ 2,266    $ 8,155    $ 12,087    $ 5,445    $  8,069
Costs and expenses:
  Research and development.............    7,200      9,584      18,415      7,442      14,496
  General and administrative...........    2,478      2,932       5,312      2,087       4,836
  Amortization of deferred stock
     compensation(1)...................       --         --       3,885      1,061       2,643
                                         -------    -------    --------    -------    --------
Total costs and expenses...............    9,678     12,516      27,612     10,590      21,975
                                         -------    -------    --------    -------    --------
Operating loss.........................   (7,412)    (4,361)    (15,525)    (5,145)    (13,906)
Interest income........................    1,191      1,581       1,564        740       2,964
Interest expense.......................      (60)      (195)       (412)      (151)       (306)
                                         -------    -------    --------    -------    --------
Loss before change in accounting
  principle............................   (6,281)    (2,975)    (14,373)    (4,556)    (11,248)
Cumulative effect of a change in
  accounting principle.................       --         --          --         --      (2,294)
                                         -------    -------    --------    -------    --------
Net loss...............................   (6,281)    (2,975)    (14,373)    (4,556)    (13,542)
Accretion on redeemable convertible
  preferred stock......................   (1,470)    (2,174)     (2,328)    (1,214)         --
                                         -------    -------    --------    -------    --------
Net loss attributable to common
  stockholders.........................  $(7,751)   $(5,149)   $(16,701)   $(5,770)   $(13,542)
                                         =======    =======    ========    =======    ========
Net loss per common share, basic and
  diluted:
  Loss before change in accounting
     principle.........................  $ (4.38)   $ (2.39)   $  (4.56)   $ (2.21)   $  (0.54)
  Cumulative effect of a change in
     accounting principle..............       --         --          --         --       (0.11)
                                         -------    -------    --------    -------    --------
  Net loss.............................  $ (4.38)   $ (2.39)   $  (4.56)   $ (2.21)   $  (0.65)
                                         =======    =======    ========    =======    ========
Shares used in computing net loss per
  common share, basic and diluted......    1,768      2,157       3,663      2,612      20,933
Pro forma net loss per share, basic and
  diluted..............................                        $  (0.92)              $  (0.65)
                                                               ========               ========
Shares used in computing pro forma net
  loss per share, basic and diluted....                          15,578                 20,933

---------------

(1) Amortization of deferred stock compensation related to
    the following:
     Research and development...............................  $1,094    $   185    $    936
     General and administrative.............................   2,791        876       1,707
                                                              ------    -------    --------
     Total..................................................  $3,885    $ 1,061    $  2,643
                                                              ======    =======    ========

                            See accompanying notes.

                           CALIPER TECHNOLOGIES CORP.

              STATEMENT OF REDEEMABLE CONVERTIBLE PREFERRED STOCK
                       AND STOCKHOLDERS' EQUITY (DEFICIT)
                         (IN THOUSANDS, EXCEPT SHARES)

                                                                          STOCKHOLDERS EQUITY (DEFICIT)
                                           REDEEMABLE         ------------------------------------------------------
                                          CONVERTIBLE             CONVERTIBLE
                                        PREFERRED STOCK         PREFERRED STOCK        COMMON STOCK       ADDITIONAL
                                     ----------------------   -------------------   -------------------    PAID-IN
                                       SHARES       AMOUNT     SHARES     AMOUNT      SHARES     AMOUNT    CAPITAL
                                     -----------   --------   --------   --------   ----------   ------   ----------
Balances at December 31, 1996......    7,585,206   $ 16,913    829,142   $      1    2,303,683    $ 3      $    518
Issuance of Series D redeemable
 convertible preferred stock for
 cash..............................    3,089,744     19,280         --         --           --     --            --
Issuance of Series D redeemable
 convertible preferred stock for
 services..........................       99,359        620         --         --           --     --            --
Issuance of common stock upon
 exercise of stock options.........           --         --         --         --      155,798     --            60
Issuance of common stock for
 cash..............................           --         --         --         --       19,230     --            12
Accretion on redeemable convertible
 preferred stock...................           --      1,470         --         --           --     --            --
Net loss and comprehensive loss....           --         --         --         --           --     --            --
                                     -----------   --------   --------   --------   ----------    ---      --------
Balances at December 31, 1997......   10,774,309     38,283    829,142          1    2,478,711      3           590
Issuance of Series D redeemable
 convertible preferred stock for
 services..........................      141,026        880         --         --           --     --            --
Issuance of Series E redeemable
 convertible preferred stock for
 cash..............................      788,357      7,379         --         --           --     --            --
Issuance of common stock upon
 exercise of stock options.........           --         --         --         --      191,831     --            84
Issuance of common stock for
 services..........................           --         --         --         --      101,801     --            76
Accretion on redeemable convertible
 preferred stock...................           --      2,174         --         --           --     --            --
Deferred stock compensation........           --         --         --         --           --     --           500
Net loss and comprehensive loss....           --         --         --         --           --     --            --
                                     -----------   --------   --------   --------   ----------    ---      --------
Balances at December 31, 1998......   11,703,692     48,716    829,142          1    2,772,343      3         1,250
Net loss...........................           --         --         --         --           --     --            --
Accretion on redeemable convertible
 preferred stock...................           --      2,328         --         --           --     --            --
Change in unrealized loss on
 available-for-sale securities.....           --         --         --         --           --     --            --
Comprehensive loss.................           --         --         --         --           --     --            --
Issuance of shares of common stock
 in the initial public offering,
 net of offering costs of
 $6,896............................           --         --         --         --    5,175,000      5        75,899
Conversion of redeemable
 convertible preferred stock into
 common stock, in connection with
 the initial public offering.......  (11,703,692)   (51,044)        --         --   11,703,692     12        51,032
Conversion of convertible preferred
 stock into common stock, in
 connection with the initial public
 offering..........................           --         --   (829,142)        (1)     829,142      1            --
Issuance of common stock upon
 exercise of stock options.........           --         --         --         --      512,624     --           274
Issuance of common stock for
 services..........................           --         --         --         --        9,294     --            83
Deferred stock compensation........           --         --         --         --           --     --        12,702
Amortization of deferred stock
 compensation......................           --         --         --         --           --     --            --
Warrants issuable in connection
 with milestone achievement........           --         --         --         --           --     --           568
Stock options issued to
 non-employees.....................           --         --         --         --           --     --           593
                                     -----------   --------   --------   --------   ----------    ---      --------
Balances at December 31, 1999......           --         --         --         --   21,002,095     21       142,401
Net loss (unaudited)...............           --         --         --         --           --     --            --
Change in unrealized loss on
 available-for-sale securities
 (unaudited).......................           --         --         --         --           --     --            --
Comprehensive loss (unaudited).....           --         --         --         --           --     --            --
Issuance of common stock upon the
 exercise of stock options and in
 connection with an employee stock
 purchase plan (unaudited).........           --         --         --         --      104,041     --           720
Issuance of common stock upon
 exercise of warrants
 (unaudited).......................           --         --         --         --       35,056     --            --
Amortization of deferred stock
 compensation (unaudited)..........           --         --         --         --           --     --            --
Stock options issued to
 non-employees (unaudited).........           --         --         --         --           --     --           391
                                     -----------   --------   --------   --------   ----------    ---      --------
Balances at June 30, 2000
 (unaudited).......................           --   $     --         --   $     --   21,141,192    $21      $143,512
                                     ===========   ========   ========   ========   ==========    ===      ========

                                                    STOCKHOLDERS EQUITY (DEFICIT)
                                     ------------------------------------------------------------
                                                                     ACCUMULATED        TOTAL
                                                                        OTHER       STOCKHOLDERS'
                                     DEFERRED STOCK   ACCUMULATED   COMPREHENSIVE      EQUITY
                                      COMPENSATION      DEFICIT         LOSS          (DEFICIT)
                                     --------------   -----------   -------------   -------------
Balances at December 31, 1996......     $     --       $ (5,508)        $  --         $ (4,986)
Issuance of Series D redeemable
 convertible preferred stock for
 cash..............................           --             --            --               --
Issuance of Series D redeemable
 convertible preferred stock for
 services..........................           --             --            --               --
Issuance of common stock upon
 exercise of stock options.........           --             --            --               60
Issuance of common stock for
 cash..............................           --             --            --               12
Accretion on redeemable convertible
 preferred stock...................           --         (1,470)           --           (1,470)
Net loss and comprehensive loss....           --         (6,281)           --           (6,281)
                                        --------       --------         -----         --------
Balances at December 31, 1997......           --        (13,259)           --          (12,665)
Issuance of Series D redeemable
 convertible preferred stock for
 services..........................           --             --            --               --
Issuance of Series E redeemable
 convertible preferred stock for
 cash..............................           --             --            --               --
Issuance of common stock upon
 exercise of stock options.........           --             --            --               84
Issuance of common stock for
 services..........................           --             --            --               76
Accretion on redeemable convertible
 preferred stock...................           --         (2,174)           --           (2,174)
Deferred stock compensation........         (500)            --            --               --
Net loss and comprehensive loss....           --         (2,975)           --           (2,975)
                                        --------       --------         -----         --------
Balances at December 31, 1998......         (500)       (18,408)           --          (17,654)
Net loss...........................           --        (14,373)           --          (14,373)
Accretion on redeemable convertible
 preferred stock...................           --         (2,328)           --           (2,328)
Change in unrealized loss on
 available-for-sale securities.....           --             --          (133)            (133)
                                                                                      --------
Comprehensive loss.................           --             --            --          (16,834)
Issuance of shares of common stock
 in the initial public offering,
 net of offering costs of
 $6,896............................           --             --            --           75,904
Conversion of redeemable
 convertible preferred stock into
 common stock, in connection with
 the initial public offering.......           --             --            --           51,044
Conversion of convertible preferred
 stock into common stock, in
 connection with the initial public
 offering..........................           --             --            --               --
Issuance of common stock upon
 exercise of stock options.........           --             --            --              274
Issuance of common stock for
 services..........................           --             --            --               83
Deferred stock compensation........      (12,702)            --            --               --
Amortization of deferred stock
 compensation......................        3,885             --            --            3,885
Warrants issuable in connection
 with milestone achievement........           --             --            --              568
Stock options issued to
 non-employees.....................           --             --            --              593
                                        --------       --------         -----         --------
Balances at December 31, 1999......       (9,317)       (35,109)         (133)          97,863
Net loss (unaudited)...............           --        (13,542)           --          (13,542)
Change in unrealized loss on
 available-for-sale securities
 (unaudited).......................           --             --           (73)             (73)
                                                                                      --------
Comprehensive loss (unaudited).....           --             --            --          (13,615)
Issuance of common stock upon the
 exercise of stock options and in
 connection with an employee stock
 purchase plan (unaudited).........           --             --            --              720
Issuance of common stock upon
 exercise of warrants
 (unaudited).......................           --             --            --               --
Amortization of deferred stock
 compensation (unaudited)..........        2,643             --            --            2,643
Stock options issued to
 non-employees (unaudited).........           --             --            --              391
                                        --------       --------         -----         --------
Balances at June 30, 2000
 (unaudited).......................     $ (6,674)      $(48,651)        $(206)        $ 88,002
                                        ========       ========         =====         ========

                            See accompanying notes.

                           CALIPER TECHNOLOGIES CORP.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                          SIX MONTHS ENDED
                                                           YEARS ENDED DECEMBER 31,           JUNE 30,
                                                        ------------------------------   -------------------
                                                          1997       1998       1999       1999       2000
                                                        --------   --------   --------   --------   --------
                                                                                             (UNAUDITED)
OPERATING ACTIVITIES
Net loss..............................................  $ (6,281)  $ (2,975)  $(14,373)  $ (4,556)  $(13,542)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Cumulative effect of a change in accounting
     principle........................................        --         --         --         --      2,294
  Depreciation and amortization.......................       356        921      1,325        604        941
  Amortization of deferred stock compensation.........        --         --      3,885      1,061      2,643
  Issuance of common and preferred stock for
     services.........................................       620        956         83         --         --
  Stock options issued to non-employees...............        --         --        593         --        391
  Changes in operating assets and liabilities:
     Accounts receivable..............................        --     (1,082)        27       (196)      (183)
     Notes receivable from officers...................      (200)        --       (425)        --         85
     Inventories......................................        --         --       (287)      (179)    (1,512)
     Prepaid expenses and other assets................       (88)      (411)      (154)       (16)      (349)
     Other noncurrent assets..........................      (119)       119         --         --       (182)
     Accounts payable and other accrued liabilities...     1,022       (569)     1,611        595        270
     Accrued compensation.............................       208        149        650        120        130
     Deferred revenue.................................      (275)       626      1,584       (452)    (1,266)
     Deferred rent....................................        --         --        235        128        138
                                                        --------   --------   --------   --------   --------
Net cash used in operating activities.................    (4,757)    (2,266)    (5,246)    (2,891)   (10,142)
                                                        --------   --------   --------   --------   --------
INVESTING ACTIVITIES
Purchases of available-for-sale securities............   (51,448)   (39,996)   (52,380)   (11,583)   (51,983)
Proceeds from sales of available-for-sale
  securities..........................................        --      6,233      9,199      3,309     12,012
Proceeds from maturities of available-for-sale
  securities..........................................    30,114     34,106     13,498     10,040     30,755
Capital expenditures..................................    (1,845)    (1,667)    (3,871)    (2,557)      (910)
                                                        --------   --------   --------   --------   --------
Net cash used in investing activities.................   (23,179)    (1,324)   (33,554)      (791)   (10,126)
                                                        --------   --------   --------   --------   --------
FINANCING ACTIVITIES
Proceeds from equipment financing.....................     1,574      1,586      3,419      2,157      1,073
Payments of obligations under equipment financing.....      (225)      (613)    (1,183)      (499)      (805)
Proceeds from issuance of common and preferred
  stock...............................................    19,352      7,463     76,178         89        720
                                                        --------   --------   --------   --------   --------
Net cash provided by financing activities.............    20,701      8,436     78,414      1,747        988
                                                        --------   --------   --------   --------   --------
Net increase (decrease) in cash and cash
  equivalents.........................................    (7,235)     4,846     39,614     (1,935)   (19,280)
Cash and cash equivalents at beginning of period......     7,547        312      5,158      5,158     44,772
                                                        --------   --------   --------   --------   --------
Cash and cash equivalents at end of period............  $    312   $  5,158   $ 44,772   $  3,223   $ 25,492
                                                        ========   ========   ========   ========   ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid.........................................  $     60   $    195   $    412   $    151   $    306
                                                        ========   ========   ========   ========   ========
SCHEDULE OF NONCASH TRANSACTIONS
Warrants issuable in connection with milestone
  achievement.........................................  $     --   $     --   $    568   $     --   $     --
                                                        ========   ========   ========   ========   ========
Deferred stock compensation...........................  $     --   $    500   $ 12,702   $  6,313   $     --
                                                        ========   ========   ========   ========   ========

                            See accompanying notes.

                           CALIPER TECHNOLOGIES CORP.

                         NOTES TO FINANCIAL STATEMENTS

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION

     Caliper Technologies Corp. ("Caliper") was incorporated in the state of Delaware on July 26, 1995. Caliper develops lab-on-a-chip technologies and manufactures LabChip systems. These systems perform laboratory experiments for use in the pharmaceutical industry and other industries.

INTERIM FINANCIAL INFORMATION

     The financial information at June 30, 2000 and for the six months ended June 30, 1999 and 2000 is unaudited but, in the opinion of management, has been prepared on the same basis as the annual financial statements and includes all adjustments (consisting only of normal recurring adjustments) that Caliper considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for such periods. Results for the six months ended June 30, 2000 are not necessarily indicative of the results to be expected for any subsequent period.

INITIAL PUBLIC OFFERING

     In December 1999, Caliper completed an initial public offering of 4,500,000 shares of its common stock to the public, at a per share price of $16.00. In conjunction with the initial public offering, Caliper's underwriters exercised an option to purchase an additional 675,000 shares of common stock at a price of $16.00 per share to cover over-allotments. Caliper received net proceeds from the offerings of approximately $75.9 million. Upon the closing of the initial public offering, each of the outstanding 11,703,692 redeemable convertible preferred stock and 829,142 convertible preferred stock was automatically converted into one share of common stock.

STOCK SPLIT

     In October 1999, Caliper's board of directors approved a 1-for-1.56 reverse stock split. The reverse stock split became effective in December 1999. The accompanying financial statements have been adjusted retroactively to reflect the reverse split of all outstanding common and convertible preferred stock.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS

     Certain 1998 amounts have been reclassified to conform to the 1999 presentation.

CASH EQUIVALENTS AND MARKETABLE SECURITIES

     Caliper considers all highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents. Management determines the appropriate classification of its cash equivalents and investment securities at the time of purchase and reevaluates such determination as of each balance sheet date. Management has classified Caliper's cash equivalents and marketable securities as available-for-sale securities in the accompanying financial statements. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported in a separate component of stockholders' equity. Realized gains and losses are included in interest income. The cost of securities sold is based on the specific identification method.

                           CALIPER TECHNOLOGIES CORP.

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     Caliper invests its excess cash in U.S. government and agency securities, debt instruments of financial institutions and corporations, and money market funds with strong credit ratings. Caliper has established guidelines regarding diversification of its investments and their maturities which should maintain safety and liquidity.

INVENTORIES

     Inventories are stated at the lower of standard cost (which approximates actual cost) or market.

     Inventories consist of the following (in thousands):

                                            DECEMBER 31,   DECEMBER 31,     JUNE 30,
                                                1998           1999           2000
                                            ------------   -------------   -----------
                                                                           (UNAUDITED)
Raw material..............................       $--           $253          $1,171
Work in process...........................       --              13             605
Finished goods............................       --              21              23
                                                 --            ----          ------
          Total...........................       $--           $287          $1,799
                                                 ==            ====          ======

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, generally five years. Furniture and equipment acquired under equipment financing is amortized over the shorter of the useful lives or the financing period. Leasehold improvements are amortized over the shorter of the estimated useful life of the assets or lease term.

REVENUE RECOGNITION

     Revenues are earned from services performed pursuant to Caliper's collaboration agreement, technology access program agreements and government grants.

  Collaboration Agreement

     Revenue from development activities under Caliper's collaboration agreement is recorded in the period in which the costs are incurred. Direct costs associated with this contract are reported as research and development expense. Revenue related to the reimbursement of costs for the supply of chips and reagents to Caliper's collaboration partner is recognized upon shipment. Caliper's share of gross margin on components of the LabChip system sold by the collaboration partner is recognized as revenue upon shipment by the collaboration partner to the end user.

  Technology Access Program Agreements

     Caliper has entered into a number of multi-year technology access program agreements consisting of four basic elements: (1) access to existing technology;
(2) a multi-year subscription for technology developed during the subscription period; (3) development and support services; and (4) access to prototype LabChip systems developed during the subscription period. Caliper allocates the total arrangement fees to each element based on fair value.

     Prior to January 1, 2000, Caliper recognized non-refundable license fees under its technology access programs as revenues upon transfer of the license to third parties and when no further performance obligations existed. Effective January 1, 2000, Caliper changed its method of accounting for non-refundable license fees to recognize such fees ratably over the term of the committed related technology

                           CALIPER TECHNOLOGIES CORP.

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) access program agreement. Caliper believes the change in accounting principle is preferable based on guidance provided in SEC Staff Accounting Bulletin No.
101 -- Revenue Recognition in Financial Statements. The $2.3 million cumulative effect of the change in accounting principle was reported as a charge in the period ended June 30, 2000. The cumulative effect was initially recorded as deferred revenue and is being recognized as revenue over the remaining contractual terms of the technology access program agreements. During the six months ended June 30, 2000, the impact of the change in accounting was to increase net loss by $1.4 million, or $0.07 per share, comprised of the $2.3 million cumulative effect of the change as described above ($0.11 per share), net of $900,000 of the related deferred revenue which was recognized as revenue during the six months ended June 30, 2000 ($0.04 per share). The remainder of the related deferred revenue is expected to be recognized as revenue approximately as follows: $400,000 over the remainder of 2000, $800,000 in 2001 and $194,000 in 2002. Had the change in accounting been adopted as of January 1, 1999, revenue for the six months ended June 30, 1999 would have increased by $233,000 or decreased pro forma net loss by $0.02 per share.

     Subscription fees are recognized ratably over the subscription period. When payment of the subscription fee is contingent upon reaching a milestone, revenue is deferred until the milestone is met. Support and development services revenue is recognized in the periods the costs are incurred. Product revenue is recognized upon transfer of title to the customer.

  Government Grants

     Caliper's grant from the National Institute of Standards and Technology provides for the reimbursement of qualified expenses for research and development as defined under the terms of the grant agreement. Revenue under grant agreements is recognized when the related research expenses are incurred.

RESEARCH AND DEVELOPMENT

     Caliper expenses research and development costs as incurred.

DEFERRED COMPENSATION ARRANGEMENTS

     Caliper maintains certain trading assets to generate returns that offset changes in certain liabilities related to deferred compensation arrangements. The trading assets consist of marketable equity securities and are stated at fair value. Both realized and unrealized gains and losses generally offset the change in the deferred compensation liability and to date have not been material.

STOCK-BASED COMPENSATION

     Caliper accounts for its stock options and equity awards in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and has elected to follow the "disclosure only" alternative prescribed by Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). Caliper accounts for stock options issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force 96-18. For the six months ended June 30, 2000, compensation expense related to stock options issued to non-employees was $391,000.

SEGMENT REPORTING

     Effective in January 1998, Caliper adopted Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131

                           CALIPER TECHNOLOGIES CORP.

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas, and major customers. Caliper has determined that it operates in only one segment. Accordingly, the adoption of SFAS 131 had no impact on Caliper's financial statements.

NET LOSS PER SHARE

     Basic earnings per share is calculated based on the weighted-average number of common shares outstanding during the period. Diluted earnings per share would give effect to the dilutive effect of common stock equivalents consisting of stock options and warrants (calculated using the treasury stock method). Potentially dilutive securities have been excluded from the diluted earnings per share computations as they have an antidilutive effect due to Caliper's net loss.

     Proforma net loss per share has been computed to give effect to the automatic conversion of preferred stock into common stock which occurred at the completion of Caliper's initial public offering in December 1999 (using the as-if converted method) from the original date of issuance.

     A reconciliation of shares used in the calculations is as follows (in thousands):

                                                                                      SIX MONTHS ENDED
                                                     YEARS ENDED DECEMBER 31,             JUNE 30,
                                                  ------------------------------    --------------------
                                                   1997       1998        1999        1999        2000
                                                  -------    -------    --------    --------    --------
                                                                                        (UNAUDITED)
Basic and diluted:
  Net loss......................................  $(6,281)   $(2,975)   $(14,373)   $ (4,556)   $(13,542)
  Accretion on redeemable convertible preferred
    stock.......................................   (1,470)    (2,174)     (2,328)     (1,214)         --
                                                  -------    -------    --------    --------    --------
Net loss attributable to common stockholders....  $(7,751)   $(5,149)   $(16,701)   $ (5,770)   $(13,542)
                                                  =======    =======    ========    ========    ========
Weighted-average shares of common stock
  outstanding...................................    2,365      2,596       3,909       2,907      21,044
Less: weighted-average shares subject to
  repurchase....................................     (597)      (439)       (246)       (295)       (111)
                                                  -------    -------    --------    --------    --------
Weighted-average shares used in basic and
  diluted net loss per share....................    1,768      2,157       3,663       2,612      20,933
                                                  =======    =======    ========    ========    ========
Pro forma basic and diluted:
  Net loss......................................                        $(14,373)               $(13,542)
                                                                        ========                ========
Shares used above...............................                           3,663                  20,933
Adjustment to reflect weighted-average effect of
  assumed conversion of preferred stock.........                          11,915                      --
                                                                        --------                --------
Weighted-average shares used in pro forma basic
  and diluted net loss per share................                          15,578                  20,933
                                                                        ========                ========

     The following outstanding options and warrants (prior to the application of the treasury stock method), and convertible preferred stock (on an as-converted basis) were excluded from the computation of diluted net loss per share as they had an antidilutive effect (in thousands):

                                                                                         SIX MONTHS ENDED
                                                            YEARS ENDED DECEMBER 31,         JUNE 30,
                                                            -------------------------    -----------------
                                                             1997      1998     1999      1999       2000
                                                            ------    ------    -----    -------    ------
                                                                                            (UNAUDITED)
Options and warrants......................................   1,359     1,263    2,497     1,926     3,039
Convertible preferred stock...............................  11,603    12,533       --    12,533        --

                           CALIPER TECHNOLOGIES CORP.

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
SIGNIFICANT CONCENTRATIONS

     Financial instruments that potentially subject Caliper to concentrations of credit risk primarily consist of cash equivalents and marketable securities (see
Note 3).

     In 1997, Hoffmann-La Roche represented 94% of total revenues. In 1998, Hoffmann-La Roche, Agilent Technologies and Amgen represented 40%, 40%, and 17% of total revenues, respectively. In 1999, Agilent Technologies represented 50% of total revenues and two of Caliper's technology access program customers accounted for 21% and 17% of total revenues. For the six months ended June 30, 2000, Agilent Technologies accounted for 39% of total revenues and three of Caliper's technology access program customers accounted for 19%, 17% and 12% of total revenues.

     Caliper relies on several companies as the sole source of various materials in its manufacturing process. Any extended interruption in the supply of these materials could result in the failure to meet customer demand.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued FAS No. 133, Accounting for Derivative Instruments and Hedging Activities. FAS No. 133, as amended, establishes methods for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Caliper is required to adopt FAS No. 133 effective January 1, 2001. Because Caliper does not currently hold any derivative instruments and does not engage in hedging activities, Caliper does not currently believe that the adoption of FAS No. 133, as amended, will have a significant impact on its financial position, results of operations or cash flows.

 2. CONTRACTS AND GRANTS

  Strategic Alliance with Agilent

     In May 1998, Caliper executed a collaboration agreement with Hewlett-Packard Company ("Hewlett-Packard") to create a line of commercial research products based on LabChip technologies. In November 1999, Hewlett-Packard transferred this collaboration to its subsidiary, Agilent Technologies, Inc. ("Agilent"). In this collaboration, Caliper primarily focuses on developing core technology and LabChip applications. Caliper also manufactures the chips and supplies the chips and reagents to Agilent. If Caliper elects, however, not to manufacture chips for a LabChip application or is unable to meet minimum supply commitments to be mutually established in the future, Agilent would have the right to manufacture those chips. Agilent primarily focuses on developing instruments and software, manufacturing instruments, and marketing, selling and supporting complete systems.

     Agilent funds Caliper's product development efforts under the collaboration, reimburses Caliper's costs of supplying chips and reagents, and pays Caliper a share of the gross margin on all components of LabChip systems. The gross margin share varies depending on the type of collaboration product, whether Caliper or Agilent manufacture the collaboration product, and whether such collaboration product is sold during the collaboration or after the collaboration has terminated. Under this agreement, Hewlett-Packard purchased 534,188 shares of Caliper's redeemable convertible preferred stock Series E with an aggregate cost of $5.0 million.

     The term of the Agilent agreement is eight years, beginning in May 1998. After three years, Agilent may elect not to meet certain annual funding requirements, in which case either party may terminate the agreement. In any event either party may terminate the agreement after five years.

                           CALIPER TECHNOLOGIES CORP.

 2. CONTRACTS AND GRANTS (CONTINUED)
  Technology Access Program

     Caliper maintains a technology access program which provides customers with early access to new products, and offers technical training, support and customization services. Technology access program customers have non-exclusive access to all of the high throughput screening products Caliper offers during the term of the agreement. These agreements generally provide for customers to pay an up-front license fee and annual subscription fees, and to reimburse Caliper for its costs of providing development and support services. Instruments and chips are generally sold separately on a product-by-product basis, although some agreements establish prices for initial instruments or estimates of per data point charges for Sipper chips.

     Caliper currently has four technology access program customers for its high throughput screening systems: Millennium Pharmaceuticals, Inc. ("Millennium"), Eli Lilly and Company ("Eli Lilly"), Amgen, Inc. ("Amgen") and Hoffmann-La Roche Inc. ("Roche").

     Millennium. Caliper signed a broad technology access and application development collaboration with Millennium in March 2000. The term is two years with an option to renew in the third year.

     Eli Lilly. Caliper signed a technology access agreement with Eli Lilly in August 1999. The term is three years, although Eli Lilly may temporarily suspend its technology access program participation and later reinitiate participation, during which time Caliper's support and assistance obligations will also be suspended. Eli Lilly may terminate the agreement on any anniversary.

     Amgen. Caliper entered into a technology access agreement with Amgen in December 1998. Under this agreement, Amgen may delay payment of its second annual subscription fee until Caliper has delivered an initial ultra high throughput system. The term of this agreement is three years, although Amgen may terminate the agreement on any anniversary or if Caliper fails to deliver the ultra high throughput screening system in a timely manner.

     Hoffmann-La Roche. Caliper entered into a technology access agreement with Hoffmann-La Roche in November 1998, which expired in July 2000. This agreement supersedes an earlier agreement under which Roche funded early development of the high throughput screening technology in exchange for certain exclusive rights to an ultra high throughput screening system. Under this earlier agreement, Roche purchased 854,701 shares of Caliper's redeemable convertible preferred stock Series C with an aggregate cost of $4.0 million. Roche now has non-exclusive rights similar to other technology access program customers. Caliper did not receive an up-front license fee or annual subscription fee from Hoffmann-La Roche.

  Value Added Screening Collaboration Program

     Caliper's value added screening collaboration program offers high throughput screening services using Caliper's LabChip systems. Caliper's first value added screening collaboration agreement was established with Neurocrine Biosciences in December 1998. Caliper receives screening fees on a per data point basis, preclinical milestones and royalties on Neurocrine products emerging from the collaboration. This agreement has a three-year term, but may be terminated by either party under certain circumstances after the first year.

     Caliper recognized approximately $2.1 million, $7.9 million, $11.2 million and $7.6 million under the above agreements in 1997, 1998, 1999 and for the six months ended June 30, 2000 respectively. Revenue earned from reimbursement of development and support activities approximated actual costs incurred.

                           CALIPER TECHNOLOGIES CORP.

 2. CONTRACTS AND GRANTS (CONTINUED)
     In September 1998, Caliper received a grant from the Advanced Technology Program of the National Institute of Standards and Technology ("NIST") to develop a Reference Laboratory DNA Diagnostics System based on Caliper's "lab-on-a-chip" technology of approximately $2 million over three years. The grant period began in January 1999.

 3. CASH EQUIVALENTS AND MARKETABLE SECURITIES

     The following is a summary of available-for-sale securities as of December 31, 1999:

                                                                 GROSS         GROSS
                                                  AMORTIZED    UNREALIZED    UNREALIZED    ESTIMATED
                                                    COST         LOSSES        GAINS       FAIR VALUE
                                                  ---------    ----------    ----------    ----------
                                                                    (IN THOUSANDS)
Money market fund...............................  $ 44,772       $  --          $--         $ 44,772
Bonds of the U.S. Government and its agencies...     6,255         (17)          --            6,238
Commercial paper................................    49,322        (161)          45           49,206
                                                  --------       -----          ---         --------
                                                  $100,349       $(178)         $45         $100,216
                                                  ========       =====          ===         ========
Reported as:
Cash equivalents................................  $ 44,772       $  --          $--         $ 44,772
Short term marketable securities................    28,512         (36)          45           28,520
Long term marketable securities.................    27,065        (142)          --           26,924
                                                  --------       -----          ---         --------
                                                  $100,349       $(178)         $45         $100,216
                                                  ========       =====          ===         ========

     At December 31, 1999, net unrealized loss on marketable securities has been included in the Company's Statement of Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit).

     The following is a summary of the cost and estimated fair value of available-for-sale securities at December 31, 1999, by contractual maturity:

                                                                     ESTIMATED
                                                           COST      FAIR VALUE
                                                         --------    ----------
                                                             (IN THOUSANDS)
Mature in one year or less.............................  $ 73,284     $ 73,292
Mature after one year through two years................    27,065       26,924
                                                         --------     --------
Total..................................................  $100,349     $100,216
                                                         ========     ========

     The following is a summary of available-for-sale securities as of December 31, 1998:

                                                                ESTIMATED
                                                                FAIR VALUE
                                                              --------------
                                                              (IN THOUSANDS)
Money market fund...........................................     $ 1,381
Bonds of the U.S. Government and its agencies...............      12,217
Commercial paper............................................      17,454
                                                                 -------
                                                                 $31,052
                                                                 =======
Reported as:
Cash equivalents............................................     $ 5,158
Short term marketable securities............................      17,424
Long term marketable securities.............................       8,470
                                                                 -------
                                                                 $31,052
                                                                 =======

                           CALIPER TECHNOLOGIES CORP.

 3. CASH EQUIVALENTS AND MARKETABLE SECURITIES (CONTINUED)
     At December 31, 1998, the fair value of available-for-sale securities approximated amortized cost.

     As of December 31, 1998 and 1999, there were no material gross realized gains or losses from sales of securities.

 4. NOTES RECEIVABLE

     At December 31, 1998, Caliper held a note receivable of $200,000 from an officer of Caliper. This note, which bears interest at 6.61% per year from January 2002, is collateralized by certain personal assets of the officer and has certain amortization schedules for periodic payments with the final payment to be made at the end of 2006.

     At December 31, 1999, in addition to the $200,000 note receivable, Caliper held an unsecured promissory note of $425,000 in connection with a loan to a second officer of Caliper. The note bears interest at 5.96% per year and is repayable upon the earlier of July 29, 2005 or the voluntary termination of his employment with Caliper. In February 2000 in connection with his performance review, $85,000 of this loan was forgiven.

 5. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                              DECEMBER 31,
                                                           ------------------
                                                            1998       1999
                                                           -------    -------
                                                             (IN THOUSANDS)
Machinery, equipment, and furniture......................  $ 3,775    $ 6,599
Leasehold improvements...................................      385      1,033
                                                           -------    -------
                                                             4,160      7,632
Accumulated depreciation and amortization................   (1,364)    (2,286)
                                                           -------    -------
Property and equipment, net..............................  $ 2,796    $ 5,346
                                                           =======    =======

     As of December 31, 1998 and 1999 property and equipment includes assets acquired under capital leases of approximately $3.8 million and $6.8 million. Accumulated depreciation related to leased assets was approximately $1.4 million and $2.3 million at December 31, 1998 and 1999.

 6. EQUIPMENT FINANCING AND RENTAL COMMITMENTS

     As of June 30, 2000, Caliper had $8.2 million of property and equipment financed through long-term obligations and approximately $4.8 million unused and available under an equipment financing credit line. The obligations under the equipment financings are secured by the equipment financed, bear interest at a weighted-average fixed rate of approximately 10.9%, and are due in monthly installments through June 2004. Under the terms of one equipment financing agreement, ownership of the financed equipment may be purchased by Caliper at fair value at the end of the financing term. Other equipment financing agreements require a balloon payment at the end of each loan term.

                           CALIPER TECHNOLOGIES CORP.

 6. EQUIPMENT FINANCING AND RENTAL COMMITMENTS (CONTINUED)
     As of December 31, 1999, future minimum lease payments under operating and capital leases and principal payments on equipment loans are as follows:

                                                                  CAPITAL LEASES
                                                     OPERATING          AND
                                                      LEASES      EQUIPMENT LOANS
                                                     ---------    ---------------
                                                            (IN THOUSANDS)
Years ending December 31:
  2000.............................................   $ 1,774         $ 1,522
  2001.............................................     1,798           1,345
  2002.............................................     1,839           1,037
  2003.............................................     1,872           1,067
  2004.............................................     1,922             239
  Thereafter.......................................     8,061              --
                                                      -------         -------
          Total minimum lease and principal
            payments...............................   $17,266           5,210
                                                      =======
Amount representing interest.......................                       (85)
                                                                      -------
Present value of future payments...................                     5,125
Current portion of equipment financing.............                    (1,454)
                                                                      -------
Noncurrent portion of equipment financing..........                   $ 3,671
                                                                      =======

     Rent expense relating to operating leases was approximately $525,000 in 1997, $695,000 in 1998 $1.8 million in 1999 and $863,000 for the six months ended June 30, 2000.

     In December 1998, Caliper entered into a 10-year facility operating lease agreement. Caliper also entered into a sublease agreement pursuant to which it received a monthly amount of $18,000 from December 1998 through November 1999 and a monthly amount of $24,000 in December 1999 and January 2000. The appropriate amount has been offset against the operating lease commitment for 2000, as shown above.

     In connection with the facility lease, Caliper has a $1 million standby letter-of-credit arrangement with a bank expiring on October 20, 2008. Caliper has pledged a certificate of deposit of $1 million as collateral to this letter of credit.

     In May 2000, Caliper entered into a $5.0 million financing agreement with a financial institution for the purchase of property and equipment which bears interest commensurate to the U.S. Treasury yield to maturity for a note with a forty-eight month maturity plus a loan margin. The drawdown period under the equipment financing credit line expires on June 30, 2001. As of May 2000, Caliper drew down the remaining $855,000 balance of the equipment financing credit line which existed as of December 31, 1999 at a weighted-average interest rate of 12.9% and financed an additional $217,000 of property and equipment purchases under the new line at a weighted-average interest rate of 13.3%. These obligations will be repaid in monthly installments through June 2004.

     In June, 2000, Caliper entered into an 8-year facility operating lease agreement. In connection with the facility lease, Caliper has a $2.0 million standby letter of credit arrangement with a bank expiring on June 26, 2008. Caliper has pledged a certificate of deposit of $2.0 million as collateral to this letter of credit.

                           CALIPER TECHNOLOGIES CORP.

 7. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

CONVERTIBLE PREFERRED STOCK

     Convertible preferred stock outstanding as of December 31, 1998 was as follows:

                                                                   DECEMBER 31, 1998
                                                        ----------------------------------------
                                                                                     REDEMPTION/
                                                                      ISSUED AND     LIQUIDATION
                                                        AUTHORIZED    OUTSTANDING       VALUE
                                                        ----------    -----------    -----------
Convertible preferred stock:
  Series A............................................   1,293,462       829,142     $ 1,008,900
  Undesignated Preferred stock........................     127,499            --              --
                                                        ----------    ----------     -----------
                                                         1,420,961       829,142       1,008,900
                                                        ----------    ----------     -----------
Redeemable convertible preferred stock:
  Series B............................................   8,550,706     5,448,454       7,515,862
  Series C............................................   3,333,333     2,136,752      11,130,907
  Series D............................................   5,195,000     3,330,129      22,460,607
  Series E............................................   2,500,000       788,357       7,608,461
                                                        ----------    ----------     -----------
                                                        19,579,039    11,703,692      48,715,837
                                                        ----------    ----------     -----------
          Total.......................................  21,000,000    12,532,834     $49,724,737
                                                        ==========    ==========     ===========

     During 1998 and 1999, Caliper recorded $2.2 million and $2.3 million, respectively, for accretions up to the date of initial public offering. Upon the closing of the initial public offering, each of the outstanding 11,703,692 redeemable convertible preferred stock and 829,142 convertible preferred stock was automatically converted into one share of common stock.

WARRANTS

     In January 1996, in connection with an equipment financing agreement, Caliper issued a warrant that entitles the holder to purchase 3,276 shares of common stock at an exercise price of $1.22 per share. In June 2000, a net exercise was done; thus 3,194 shares of common stock were issued.

     In May 1996, in connection with a capital lease agreement, Caliper granted a warrant that entitles the holder to purchase 32,767 shares of Series B preferred stock at an exercise price of $1.22 per share. In June 2000, a net exercise was done; thus 31,862 shares of common stock were issued.

     In October 1996, in connection with certain agreements, Caliper issued two warrants that entitle the holders to purchase a total of 38,460 shares of common stock at an exercise price of $1.22 per share. One of these warrants is exercisable through October 11, 2006. In July 2000, a net exercise was done for one of these warrants; thus, 18,729 shares of common stock were issued.

     No amounts have been recorded by Caliper for the above warrant issuances, as the amounts were determined to be immaterial at the time of issuance.

     In August 1995, Caliper executed an agreement which called for the issue of two warrants, upon achievement of a certain patent milestone, to purchase a total of 38,460 shares of common stock at an exercise price of $1.22 per share. This patent milestone was met in December 1999, and the two warrants were issued in February 2000. These warrants will expire in January 2006. The fair value of the warrants was capitalized in 1999 and is being amortized over 5 years. One of these warrants is exercisable through January 17, 2006. In July 2000, a net exercise was done for one of these warrants; thus, 18,729 shares of common stock were issued.

                           CALIPER TECHNOLOGIES CORP.

 7. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED) COMMON STOCK SUBJECT TO REPURCHASE

     Common stock issued to founders of Caliper vest generally over five years at 20% one year from the date of grant and on a monthly, pro rata basis thereafter. From inception through June 30, 2000, the founders of Caliper have purchased 1,708,234 shares of common stock, of which 68,910 shares are unvested and remain subject to repurchase at the original issuance price in the event of termination of employment or services to Caliper. Caliper has not repurchased any shares in accordance with these rights.

STOCK OPTION PLANS

     In October 1999, Caliper's board of directors and stockholders adopted the 1999 Equity Incentive Plan ("1999 Equity Plan"). The 1999 Equity Plan amended and restated the 1996 Stock Incentive Plan and increased the shares reserved for issuance to 4 million. In addition, the 1999 Equity Plan provides for an automatic increase in the shares reserved for issuance by the greater of 5% of outstanding shares on a fully-diluted basis or the number of shares that have been made subject to awards granted under the 1999 Equity Plan during the prior 12-month period. The automatic share reserve increase may not exceed 12,820,000 shares in aggregate over the 10-year period. In June 2000, an additional 1,439,198 shares of common stock became issuable under this plan.

     In October 1999, Caliper's board of directors and stockholders adopted the 1999 Non-Employee Directors' Stock Option Plan ("1999 Directors' Plan") which provides for the automatic grant of options to non-employee directors. A total of 200,000 shares of common stock has been reserved for issuance under this plan. The number of shares reserved for issuance will automatically increase by the greater of 0.3% of outstanding shares on a fully-diluted basis or the number of shares subject to options granted under the 1999 Directors' Plan during the prior 12-month period. As of December 31, 1999, the Company has not granted any options under the 1999 Directors' Plan. In June 2000, an additional 69,496 shares of common stock became issuable under this plan.

     On August 31, 1996, Caliper's board of directors and stockholders adopted the 1996 Stock Incentive Plan (the "1996 Stock Plan"). This Plan supersedes the 1996 Equity Incentive Plan and provides for the issuance of common stock and the granting of options to purchase common stock to employees, officers, directors, and consultants of Caliper. Caliper granted shares of common stock for issuance under the 1996 Stock Plan at no less than the fair value of the stock (no less than 85% of fair value for nonqualified options). Options granted under the 1996 Stock Plan generally vest over 5 years at a rate of 20% one year from the grant date and 1/60 monthly thereafter. Options canceled under the 1996 Equity Incentive Plan are not available for future grants.

     A summary of activity under the Plans is as follows:

                                                             OPTIONS OUTSTANDING         WEIGHTED-
                                                        -----------------------------     AVERAGE
                                           OPTIONS      NUMBER OF        EXERCISE        EXERCISE
                                          AVAILABLE      OPTIONS          PRICE            PRICE
                                          ----------    ---------    ----------------    ---------
Balance at December 31, 1996............     255,726      417,993    $  0.06 - $ 0.47     $ 0.25
  Authorized............................     961,538           --                  --         --
  Granted...............................    (890,051)     890,051    $  0.47 - $ 0.62     $ 0.51
  Exercised.............................          --     (155,798)   $  0.06 - $ 0.62     $ 0.38
  Canceled..............................         962         (962)              $0.47     $ 0.47
                                          ----------    ---------

                           CALIPER TECHNOLOGIES CORP.

 7. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED)

                                                             OPTIONS OUTSTANDING         WEIGHTED-
                                                        -----------------------------     AVERAGE
                                           OPTIONS      NUMBER OF        EXERCISE        EXERCISE
                                          AVAILABLE      OPTIONS          PRICE            PRICE
                                          ----------    ---------    ----------------    ---------
Balance at December 31, 1997............     328,175    1,151,284    $ 0.06 - $  0.62     $ 0.43
  Authorized............................   1,282,038           --                  --         --
  Granted...............................    (423,253)     423,253    $ 0.62 - $  0.97     $ 0.86
  Exercised.............................          --     (181,881)   $ 0.06 - $  0.62     $ 0.45
  Canceled..............................     318,088     (326,649)   $ 0.06 - $  0.62     $ 0.45
                                          ----------    ---------
Balance at December 31, 1998............   1,505,048    1,066,007    $ 0.06 - $  0.97     $ 0.59
  Authorized............................   1,474,109           --                  --         --
  Granted...............................  (1,728,454)   1,728,454    $ 0.97 - $ 14.00     $ 2.88
  Exercised.............................          --     (389,638)   $ 0.06 - $  0.97     $ 0.59
  Canceled..............................      20,839      (20,839)   $ 0.62 - $  0.97     $ 0.70
                                          ----------    ---------
Balance at December 31, 1999............   1,271,542    2,383,984    $ 0.06 - $ 14.00     $ 2.25
  Authorized (unaudited)................   1,508,694           --                  --         --
  Awards (unaudited)....................      (6,250)          --                  --         --
  Granted (unaudited)...................    (655,081)     655,081    $24.13 - $162.00     $61.57
  Exercised (unaudited).................          --      (65,425)   $ 0.06 - $  3.12     $ 0.68
  Canceled (unaudited)..................       7,704      (11,251)   $ 0.06 - $ 13.00     $ 2.01
                                          ----------    ---------
Balance at June 30, 2000 (unaudited)....   2,126,609    2,962,389    $ 0.06 - $162.00     $15.41
                                          ==========    =========

     The weighted-average fair value of options granted during 1997, 1998, 1999 and the six months ended June 30, 2000 was $0.13, $0.22, $0.73 and $32.07 respectively.

     Caliper granted nonqualified options of 458,010, 79,484, 303,845 and 287,777 for the years ended December 31, 1997, 1998, 1999 and for the six months ended June 30, 2000, respectively.

     The following table summarizes information with respect to stock options outstanding at December 31, 1999:

                              OPTIONS OUTSTANDING
                 ---------------------------------------------       OPTIONS EXERCISABLE
                                 WEIGHTED                        ---------------------------
                                 AVERAGE           WEIGHTED       NUMBER        WEIGHTED
   RANGE OF       NUMBER        REMAINING          AVERAGE          OF      AVERAGE EXERCISE
EXERCISE PRICE   OF SHARES   CONTRACTUAL LIFE   EXERCISE PRICE    SHARES         PRICE
--------------   ---------   ----------------   --------------   --------   ----------------
$ 0.06 - $ 0.47    280,602        6.84              $ 0.33        89,797         $ 0.27
     $0.62         202,051        7.89              $ 0.62        31,852         $ 0.62
     $0.97       1,161,262        9.13              $ 0.97       135,675         $ 0.96
     $3.12         579,288        9.75              $ 3.12         3,205         $ 3.12
$12.99 - $14.00    160,781        9.92              $13.80            --             --
                 ---------                                       -------
$ 0.06 - $14.00  2,383,984        8.96              $ 2.25       260,529         $ 0.71
                 =========                                       =======

                           CALIPER TECHNOLOGIES CORP.

 7. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED) The following table summarizes information with respect to stock options outstanding at June 30, 2000 (unaudited):

                               OPTIONS OUTSTANDING
                  ---------------------------------------------       OPTIONS EXERCISABLE
                                  WEIGHTED                        ---------------------------
                                  AVERAGE           WEIGHTED       NUMBER        WEIGHTED
    RANGE OF       NUMBER        REMAINING          AVERAGE          OF      AVERAGE EXERCISE
 EXERCISE PRICE   OF SHARES   CONTRACTUAL LIFE   EXERCISE PRICE    SHARES         PRICE
 --------------   ---------   ----------------   --------------   --------   ----------------
$ 0.06 - $  0.62    430,432         6.8              $ 0.45       161,845         $ 0.37
     $0.97        1,139,807         8.6              $ 0.97       258,093         $ 0.97
     $3.12          577,783         9.3              $ 3.12         1,700         $ 3.12
$12.99 - $ 52.69    423,537         9.7              $27.00            --             --
$58.06 - $162.00    390,830         9.7              $79.57        24,002         $58.47
                  ---------                                       -------
$ 0.06 - $162.00  2,962,389         8.8              $15.41       445,640         $ 3.86
                  =========                                       =======

     In February 1996, Caliper completed the acquisition of ChemCore Corporation ("ChemCore"), an early stage research and development entity. As part of the ChemCore merger, Caliper exchanged, at the ratio of 0.552762 to 1, outstanding options to purchase 240,499 shares of ChemCore common stock at an exercise price of $0.20 for options to purchase 132,936 shares of Caliper's common stock at an exercise price $0.36 per share. These options were initially granted at the fair value of ChemCore's common stock and generally vest over five years at a rate of 20% per year.

     A summary of activity of options assumed as part of the ChemCore merger is as follows:

                                                           OPTIONS OUTSTANDING
                                                          ---------------------
                                                          NUMBER OF    EXERCISE
                                                           OPTIONS      PRICE
                                                          ---------    --------
Balance at December 31, 1996 and 1997...................   132,936      $0.36
Exercised...............................................    (9,950)     $0.36
                                                          --------
Balance at December 31, 1998............................   122,986      $0.36
Exercised...............................................  (122,986)     $0.36
                                                          --------
Balance at December 31, 1999............................        --
                                                          ========

EMPLOYEE STOCK PURCHASE PLAN

     In October 1999, the board of directors and stockholders adopted the 1999 Employee Stock Purchase Plan ("1999 Purchase Plan"). A total of 300,000 shares of common stock has been reserved for issuance under the 1999 Purchase Plan. The number of shares reserved automatically increases by the greater of 0.5% of outstanding shares on a fully-diluted basis or the number of shares issued under the 1999 Purchase Plan during the prior 12-month period. The automatic share reserve increase may not exceed 3 million shares in aggregate over the 10-year period. The 1999 Purchase Plan permits eligible employees to acquire shares of Caliper's common stock through payroll deductions of up to 10% of their base compensation. No employee may participate in the 1999 Purchase Plan if immediately after the grant the employee has voting power over 5% or more of the outstanding capital stock. Under the 1999 Purchase Plan, the board may specify offerings of up to 27 months. Unless the board determines otherwise, common stock may be purchased at the lower of 85% of the fair market value of Caliper's common stock on the first day of the offering or 85% of the fair market value of Caliper's common stock on the purchase date. The initial offering period began on the effective date of the initial public offering. In May 2000, 32,366 shares were

                           CALIPER TECHNOLOGIES CORP.

 7. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED) purchased by employees at $13.60 per share. In June 2000, an additional 115,827 shares of common stock became issuable under the plan; thus, 383,461 shares are available for future issuance.

STOCK BASED COMPENSATION

     Pro forma information regarding net loss and net loss per share is required by SFAS 123, and has been determined as if Caliper had accounted for its stock plans under the fair-value method of that Statement. The fair value of options was estimated at the date of grant using the Black-Scholes method and the following assumptions for 1997, 1998 and 1999: volatility of 0.01, risk-free interest rate of 6%, an expected life of five years, and no dividends. The following assumptions were used to value options granted during the first six months of 2000: volatility of 120%, risk-free interest rate with an average of 6.32%, an expected life of four years, and no dividends. The following assumptions were used to value employees' purchase rights under the 1999 Purchase Plan during the first six months of 2000: volatility of 120%, risk-free interest rate of 6.32%, an expected life of six months, and no dividends.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the options using the graded vesting method. Caliper's pro forma information is as follows:

                                            YEARS ENDED DECEMBER 31,         SIX MONTHS
                                         ------------------------------        ENDED
                                          1997       1998        1999      JUNE 30, 2000
                                         -------    -------    --------    --------------
                                                                            (UNAUDITED)
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net loss attributable to common
  stockholders:
  As reported..........................  $(7,751)   $(5,149)   $(16,701)      $(13,542)
  Pro forma............................  $(7,810)   $(5,223)   $(17,319)      $(17,403)
Basic and diluted net loss per share:
  As reported..........................  $ (4.39)   $ (2.39)   $  (4.56)      $  (0.65)
  Pro forma............................  $ (4.42)   $ (2.42)   $  (4.73)      $  (0.82)

     The effects of applying SFAS 123 for pro forma disclosures are not likely to be representative of the effects on reported net loss for future years.

     Caliper has recorded deferred stock compensation of approximately $500,000 for the year ended December 31, 1998 and $12.7 million for the year ended December 31, 1999, representing the difference between the exercise price of the options granted and the deemed fair value of the common stock. These amounts are being amortized by charges to operations over the vesting periods of the individual stock options using the graded vesting method. Such amortization expense amounted to approximately $3.9 million for the year ended December 31, 1999 and $2.6 million for the six months ended June 30, 2000.

                           CALIPER TECHNOLOGIES CORP.

 7. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED) RESERVED STOCK

     As of December 31, 1999, Caliper had reserved shares of common stock for future issuance as follows:

Stock options.....................................  3,455,526
Warrants..........................................    112,963
1999 Purchase Plan................................    300,000
1999 Directors' Plan..............................    200,000
Stock agreement...................................      7,692
                                                    ---------
                                                    4,076,181
                                                    =========

 8. INCOME TAXES

     Caliper has no provision for U.S. federal or state income taxes for any period as it has incurred operating losses.

     As of December 31, 1999, Caliper had federal and California net operating loss carryforwards of approximately $20.2 million and $1.4 million. Caliper also had federal research and development tax credit carryforwards of approximately $900,000 and $500,000. The federal net operating loss and credit carryforwards will expire at various dates beginning in the year 2000 through 2019, if not utilized. The state of California net operating losses will begin to expire in year 2004, if not utilized.

     Utilization of the federal and state net operating losses and credits may be subject to a substantial limitation due to the change in ownership provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting purposes and the amounts used for income tax purposes. Significant components of Caliper's deferred tax assets for federal and state income taxes are as follows:

                                                             DECEMBER 31,
                                                          -------------------
                                                           1998        1999
                                                          -------    --------
                                                            (IN THOUSANDS)
Net operating loss carryforwards........................  $ 3,600    $  7,000
Research credit carryforwards...........................    1,000       1,400
Capitalized research and development....................    1,600       1,500
Other, net..............................................      100         600
                                                          -------    --------
Net deferred tax assets.................................    6,300      10,500
Valuation allowance.....................................   (6,300)    (10,500)
                                                          -------    --------
          Total.........................................  $    --    $     --
                                                          =======    ========

     Because of Caliper's lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $1.0 million and $4.2 million during the years ended December 31, 1998 and 1999.

 9. LITIGATION

     On March 22, 1999, Caliper filed a lawsuit in California Superior Court for the County of Santa Clara against Aclara Biosciences, Inc. and Caliper's former patent counsel, alleging that all the defendants

                           CALIPER TECHNOLOGIES CORP.

 9. LITIGATION (CONTINUED)
misappropriated certain of Caliper's trade secrets relating to Caliper business plans, patents and intellectual property strategy. The suit also alleges that Caliper's former patent counsel committed a breach of the duties they owed to Caliper as its former attorneys. The suit seeks damages and equitable remedies to prevent Aclara and Caliper's former patent counsel from benefiting from the alleged misappropriation and breach of duties. On January 12, 2000, Caliper filed a lawsuit in United States District Court for the Northern District of California alleging that Aclara is infringing four U.S. patents licensed to Caliper by Lockheed Martin Energy Research Corporation. These patents cover technology for controlling the flow of materials in microfluidic chips, as well as devices, systems and applications that make use of this technology. Caliper subsequently amended this complaint to allege that Aclara is infringing another of its patents covering technology for controlling the flow of materials in microfluidic chips. Aclara has counterclaimed for a declaratory judgment that the patents in this suit are invalid, unenforceable and are not infringed by Aclara. While Caliper believes that its complaints are meritorious, there can be no assurance that Caliper will prevail in its actions against any or all of the defendants, or that if Caliper prevails, the damages or equitable remedies awarded, if any, will be commercially valuable. Furthermore, Caliper has incurred and is likely to continue to incur substantial costs and expend substantial personnel time in pursuing its claims against Aclara and Caliper's former patent counsel.

     On April 23, 1999, Aclara Biosciences filed a lawsuit in United States District Court for the Northern District of California alleging that Caliper is making, using, selling or offering for sale microfluidic devices that infringe United States Patent Number 5,750,015 in willful disregard of Aclara's patent rights. This patent concerns methods and devices for moving molecules by the application of electrical fields. The Aclara action seeks damages for past and future reduced sales or lost profits based upon Caliper's alleged fabrication, use, sale or offer for sale of allegedly infringing products and processes, and seeks to enjoin Caliper's continued activities relating to these products. Caliper has counterclaimed for a declaratory judgment of noninfringement, invalidity and unenforceability of all claims of the Aclara patent. This action subjects Caliper to potential liability for damages, including treble damages, and could require Caliper to cease making, using or selling the affected products, or to obtain a license in order to continue to manufacture, use or sell the affected products. While Caliper believes that it has meritorious defenses in this action, there can be no assurance that Caliper will prevail or that any license required would be made available on commercially acceptable terms, if at all. Even if Caliper prevails in the current action, there can be no assurance that we will prevail again if Aclara appeals the case to a higher court. Furthermore, Caliper has incurred and is likely to continue to incur substantial costs and expend substantial personnel time in defending against the claims filed by Aclara. Caliper's failure to successfully defend itself against the Aclara action could have a material adverse effect on Caliper's business, financial condition and operating results.

10. SUBSEQUENT EVENTS

     On July 19, 2000, the federal judge in Aclara's lawsuit against Caliper issued an order finding that eight of the eleven claims asserted against Caliper are invalid, and interpreting the remaining asserted claims.

     On August 30, 2000, Caliper completed a private placement of 2,300,000 shares of its common stock to selected institutional and private investors, raising an aggregate of $110.4 million before payment of placement agent fees and other expenses.

     On September 14, 2000, Caliper reached a settlement agreement with Bertram Rowland, an attorney working for Aclara, and Flehr, Hohbach, Albritton, Test and Herbert, a law firm, in the breach of fiduciary duty and trade secret misappropriation case brought by Caliper against those parties and Aclara on March 22, 1999. The settlement provides Caliper with a $12 million cash payment by Dr. Rowland and Flehr, Hohbach, Albritton, Test and Herbert, as well as other terms. All claims against Aclara in this case remain unaffected by this settlement agreement and continue to be pending in the California Superior Court. This settlement also has no effect on Caliper's lawsuits with Aclara that are pending in Federal District Court.

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